Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 19, 2017

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PagSeguro Digital Ltd.

(Exact name of Registrant as specified in its charter)

The Cayman Islands (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, NY 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Ellison, Esq. Jonathan E. Kellner, Esq. Shearman & Sterling LLP Av. Brigadeiro Faria Lima, 3400, 17th Floor São Paulo, SP, 04538-132, Brazil	Manuel Garciadiaz, Esq. Davis Polk & Wardwell LLP Av. Presidente Juscelino Kubitschek 2041, Torre E, 17th Floor São Paulo, SP, 04543-011, Brazil

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by a check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of registration fee
Class A common shares	US$	US$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to completion, dated                     , 2017)

Class A Common Shares

PAGSEGURO DIGITAL LTD.

(incorporated in the Cayman Islands)

This is an initial public offering by us and the selling shareholder referred to in this prospectus, or the Selling Shareholder, of                      of our Class A common shares, of which                      Class A common shares will be offered by us and                      Class A common shares will be offered by the Selling Shareholder.    This prospectus relates to the offering by the underwriters of Class A common shares in the United States and elsewhere.

No public market currently exists for our Class A common shares.    We anticipate that the initial public offering price will be between US$                      and US$                      per Class A common share.    We have applied to list our Class A common shares on the New York Stock Exchange, or NYSE, under the symbol “PAGS”.

Following this offering, our parent company and Selling Shareholder, Universo Online S.A., or UOL, will beneficially own             % of our outstanding share capital. The shares held by UOL are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For further information, see “Description of Share Capital.” As a result, UOL will control approximately             % of the voting power of our outstanding share capital following this offering. None of our directors or executive officers will hold any of our shares immediately following this offering, although beneficiaries under our Long-Term Incentive Plan, or LTIP, will have the right to receive the vested portion of their rights under the plan either in Class A common shares or in cash upon completion of this offering, at the discretion of UOL’S LTIP Committee. The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP, including pursuant to rights that will not have vested immediately following this offering, may not exceed 3% of our share capital. For further information regarding the LTIP, see “Management–Long-Term Incentive Plan.”

We are an “emerging growth company” under the federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as a result, have elected to comply with certain reduced public company disclosure and financial reporting requirements.

Investing in our Class A common shares involves risks.    See “Risk Factors” beginning on page 20 of this prospectus.

	Per Common Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional                      Class A common shares from the Selling Shareholder, or the overallotment option, at the public offering price, for 30 days after the date of this prospectus to cover overallotments.    See “Underwriters—Option to Purchase Additional Class A Common Shares.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about                    , 2017.

Goldman Sachs & Co. LLC	Morgan Stanley

The date of this prospectus is                     , 2017

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

This prospectus has been prepared by us solely for use in connection with the proposed offering of Class A common shares in the United States and elsewhere outside Brazil. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC will collectively act as underwriters.

i

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Neither we, the Selling Shareholder, or the underwriters nor any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the Selling Shareholder, the underwriters and their respective agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the Selling Shareholder, nor the underwriters have authorized any other person to provide you with different or additional information. Neither we, the Selling Shareholder or the underwriters, nor their respective agents, are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus (except as otherwise indicated), regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date on the front cover of this prospectus.

The offering is made in the United States and elsewhere solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

The following references in this prospectus have the meanings shown below:

•	“PagSeguro Digital” or the “Company” mean PagSeguro Digital Ltd., the company whose shares are being offered by this prospectus. PagSeguro Digital Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

•	“PagSeguro Brazil” means Pagseguro Internet S.A., our operating company, a sociedade anônima incorporated in Brazil. Pagseguro Internet S.A. will be owned by PagSeguro Digital Ltd. prior to this offering.

•	“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and PagSeguro Brazil’s subsidiaries on a consolidated basis.

•	“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.

•	“UOL” or the “Selling Shareholder” mean Universo Online S.A., the controlling shareholder, of PagSeguro Digital. UOL is selling existing Class A common shares of PagSeguro Digital in this offering, in addition to the new Class A common shares being issued and sold by PagSeguro Digital itself. For more information regarding UOL, see “Principal and Selling Shareholder.”

•	The “Underwriters” means Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, who will together act as the underwriters of this offering.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

This prospectus contains various illustrations of our products and services. For convenience, we have translated the text in those illustrations into English. The actual products and services are generally presented to our customers in Portuguese only.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

GLOSSARY OF TERMS

The following is a glossary of industry and other defined terms used in this prospectus:

“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).

“ABRANET” means the Brazilian Internet Association (Associação Brasileira de Internet).

“active merchant” means a merchant that has completed at least one transaction during the 12 months prior to a specified date.

“acquirer” means a payment institution that does not manage payment accounts, but enables merchants to accept payment cards issued by a payment institution or by a financial institution that participates in a card scheme. The acquirer receives the card transaction details from the merchant’s terminal, passes them to the card issuer via the card scheme for authorization, and completes the processing of the transaction. The acquirer arranges settlement of the card transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also deals with any chargebacks that may be received via the card issuer regarding consumer transactions with merchants.

“average spending per active merchant” is calculated by dividing our total TPV for a specified period by the number of active merchants in such period.

“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A boleto can be paid in cash at a bank teller, at an ATM, or by bank transfer. PagSeguro’s payment platform and merchant account can be used to pay boletos.

“Brazilian Payments System” (Sistema de Pagamentos Brasileiro, or SPB) refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer, and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Law No. 12,865/13 of May 17, 2013, payment schemes and payment institutions.

“card scheme” means a payment network using payment cards, such as debit or credit cards. Any bank or any other eligible institution can become a member of a card scheme, allowing it to issue payment cards operating on the card scheme. The card scheme passes card transaction details from the acquirer to the issuer and passes payments back to the acquirer, which in turn pays the merchant. MasterCard and Visa are major card schemes.

“Chargeback” refers to a claim where the consumer makes a purchase using a payment card and subsequently requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged). Chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

“Chargebacks related to fraudulent transactions” refers to chargebacks where the consumer’s request for a reversal of the transaction amount is related to an illegitimate transaction.

“eWallet” is a digital wallet that offers customers the ability to make payments online using a variety of payment methods, including cards, without having to type in the card details each time.

“FIDC” means Fundo de Investimento em Direitos Creditórios (Fund for Investment in Receivables), a type of investment fund established under Brazilian law composed of receivables.

“GPRS” means “General Packet Radio Service”, a packet-based wireless communication service on the 2G and 3G cellular communication systems that provides continuous connection to the Internet for mobile phone and computer users.

“Grupo Folha” means the group of companies of which PagSeguro is a part. Grupo Folha also includes the newspaper Folha de S. Paulo; the eCommerce logistics companies Transfolha and SPDL; the research company Datafolha; the printing company Plural; the digital content and products companies UOL, UOL Host and UOL Ad_Lab; the e-learning company UOL Edtech; and the cloud and information technology, or IT, infrastructure services company UOL Diveo.

“Individual Micro Entrepreneurs” refers to businesses operated by individuals with annual gross revenues of up to R$60,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“Large Companies” refers to legal entities with annual gross revenues in excess of R$78 million. This commonly-used definition in Brazil refers to companies that are not eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.

“MDR” means merchant discount rate, a commission that we withhold from the transaction value paid to the merchant.

“meal voucher card” refers to a labor benefit included in Brazilian employment contracts, where employers provide cash for employee meals on a tax-efficient basis. The employer deposits the benefit to a prepaid card held by the employee, and the employee can use the balance on the card to make purchases in restaurants and grocery stores.

“Medium-Sized Companies” refers to legal entities with annual gross revenues of between R$3.6 million and R$78 million. This commonly-used definition in Brazil refers to companies that are eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.

“Micro Companies” refers to legal entities with annual gross revenues of up to R$360,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“Micro-Merchant” means Micro Companies and Individual Micro Entrepreneurs.

“mPOS” means mobile POS. mPOS devices are similar to POS devices, but they require the merchant’s cell phone in order to function and accept payments. mPOS devices connect to a merchant’s cell phone network by Bluetooth. As an example, the Minizinha is an mPOS device.

“Portal do Empreendedor” means the Entrepreneur’s Portal – Individual Micro Entrepreneur (Portal do Empreendedor – Microempreendedor Individual), a Brazilian government web portal for Individual Micro Entrepreneurs.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

“POS” means point of sale. POS devices allow merchants to accept payments where a sale is made, whether inside an establishment or outside on the street. POS includes mPOS, although various features differentiate the two systems. As an example, the Moderninha Pro is a POS device.

“SDK” means software development kit, which is typically a set of software development tools that allows for the creation of applications for software packages or frameworks, hardware platforms, computer or operating systems or similar development platforms.

“SEBRAE” means the Brazilian Micro and Small Businesses Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas).

“Small Companies” refers to legal entities with annual gross revenues of above R$360,000 and up to R$3.6 million, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“SMEs” refers to Small Companies and Medium-Sized Companies.

“TPV” means total payment volume.

“unique visitor” refers to a person who visits a website at least once in a predetermined time period, typically 30 days. Each visitor to the website is only counted once during the relevant period (i.e., if the same IP address accesses the website several times, it only counts as one visitor).

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Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you and we urge you to read this entire prospectus carefully, including the “Risk Factors—Risks Relating to Our Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil” sections and the consolidated financial statements of PagSeguro Brazil and notes to those statements before deciding to invest in our Class A common shares.

Our Mission

To disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. We are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to merchants

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 30 cash-in methods and six cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

We launched PagSeguro in 2006 as an online payment platform to provide the digital payment infrastructure necessary for e-commerce to grow in Brazil. The credibility of our parent company UOL was key to this success. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. According to comScore, Inc., or comScore, 81.2 million unique visitors (approximately 73% of Brazilian internet users) accessed a UOL website in May 2017, representing an increase of 22% from 67 million in May 2016. In addition, according to Adobe Analytics (which we use to measure our audience) and Google Doubleclick for Publishers, or DFP (the adserver system that we utilize), as of May 2017, UOL achieved five billion page views, provided 15 billion display ads and had a potential video inventory of one billion video ads, each on a monthly average basis. Furthermore, UOL had more than 1.2 million monthly subscribers in May 2017. The PagSeguro and UOL brands together gave online consumers the confidence to share their sensitive personal and financial data with us, allowing them to shop online easily and safely. As an example, we brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period of time after the purchase, as a precaution in case of any commercial claims.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In 2013, we expanded from online payments into point of sale, or POS, payments, allowing merchants to receive in-person payments. Focusing primarily on Micro-Merchants and SMEs, we sell a range of POS and mobile POS, or mPOS, devices specifically designed to fit their business needs. Our devices all offer competitive transaction fees and access to our end-to-end digital ecosystem, with a PagSeguro prepaid card, and without the need for a bank account. They span from our entry-level product, the Minizinha, to the Moderninha Pro, the POS device with the most connectivity features in Brazil. Unlike the incumbent payment providers in Brazil, who rent their POS devices to merchants, we innovated by allowing merchants to acquire their own POS device from us in 12 monthly installments. For the equivalent of three to six months of rental fees with the incumbents, merchants can buy a comparable device from PagSeguro.

Our digital ecosystem helps drive financial inclusion in Brazil providing business solutions primarily designed for Micro-Merchants and SMEs. Our main target markets include unbanked merchants who have been ignored or underserved by the incumbents. These merchants are attracted by our disruptive technology, which enables us to offer innovative, scalable and low-cost products and services with simpler onboarding, no paperwork and a high acceptance rate, while maintaining levels of fraud below those required by the card schemes. Once on our platform, merchants can offer consumers more than 30 cash-in methods, choose to obtain early payment of their card receivables on consumer installment transactions, and manage their cash balances on our free PagSeguro digital account, which offers six cash-out options including bank transfers, online purchasing through our eWallet, and in-person and online purchases or cash withdrawals using our PagSeguro prepaid card. Our management tools help them start or grow their business with PagSeguro as a partner, with functionalities such as sales reports and inventory control, which we believe create a strong commercial bond with our clients. We believe the combination of all these features increases our clients’ loyalty, leading them to conduct additional business with us, in a virtuous cycle. Our merchants span businesses of all types and sizes, ranging from Micro-Merchants and Small Companies such as street vendors and beauty salons, to Medium-Sized Companies and Large Companies in retail and other sectors. We also have a growing presence in the business-to-business commerce segment.

At June 30, 2017, the PagSeguro network consisted of active clients in all 26 states and the federal district in Brazil. Our business has continued to grow rapidly, despite the major macroeconomic slow-down in Brazil since 2014:

•	At June 30, 2017, our active merchants totaled 2.082 million, compared with 1.398 million at year-end 2016 and 1.056 million at June 30, 2016. Our active merchants at year-end 2016 represented an increase of 60.0% compared with 0.874 million at year-end 2015. Our active merchants at year-end 2015 represented an increase of 88.8% compared with 0.463 million at year-end 2014.

•	In the first six months of 2017, our TPV totaled R$14.2 billion, compared with R$5.6 billion in the first six months of 2016. Our TPV totaled R$14.1 billion in 2016, an increase of 90.8% compared with R$7.4 billion in 2015. Our TPV in 2015 represented an increase of 99.6% compared with R$3.7 billion in 2014.

•	In the first six months of 2017, our average spending per active merchant totaled R$6,804, compared with R$5,267 in the first six months of 2016. Our average spending per active merchant totaled R$12,404 in 2016, an increase of 12.3% compared with R$11,047 in 2015. Our average spending per active merchant in 2015 represented an increase of 5.7% compared with R$10,449 in 2014.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	In the first six months of 2017, our Net revenue from sales and services totaled R$690.9 million, compared with R$292.3 million in the first six months of 2016. Our Net revenue from sales and services totaled R$740.6 million in 2016, an increase of 66.5% compared with R$444.7 million in 2015. Net revenue from sales and services in 2015 represented an increase of 113.5% compared with R$208.3 million in 2014.

•	In the first six months of 2017, our Financial income totaled R$311.4 million, compared with R$168.1 million in the first six months of 2016. Our Financial income totaled R$392.4 million in 2016, an increase of 78.8% compared with R$219.5 million in 2015. Financial income in 2015 represented an increase of 89.5% compared with R$115.8 million in 2014.

•	In the first six months of 2017, our Net income for the period totaled R$142.8 million, compared with R$52.0 million in the first six months of 2016. Our Net income for the year totaled R$127.8 million in 2016, an increase of 260.1% compared with R$35.5 million in 2015. Net income for the year in 2015 represented an increase of 30.2% compared with R$27.3 million in 2014.

Brazil has approximately 7.1 million Individual Micro Entrepreneurs, and 3.9 million Micro Companies, 0.1 million SMEs and 0.02 million Large Companies according to SEBRAE and the Portal do Empreendedor. Micro Entrepreneurs and Micro Companies represent a major market opportunity, as many of them remain unbanked and seek digital payments solutions. We believe that by continuing to migrate these Micro-Merchants and Micro Companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted at larger clients. For example, in August 2017 we rolled out an electronic funds transfer at point of sale, or EFTPOS, integration solution enabling clients to integrate their sales software directly with our electronic funds transfer system, allowing them to process large transaction volumes and issue tax receipts more easily than with traditional POS devices.

Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2016, general retail stores, our largest volume sector, accounted for less than 15% of our overall transaction business and no other major business sector (clothing stores, food and beverage merchants, beauty parlors, or auto spares and repair shops) accounted for more than 10% of our overall transaction business. We are not dependent on any individual merchants. In 2016, our top 10 clients represented only 5% of our TPV and our top 100 clients represented only 8% of our TPV.

Our Market Opportunity

The Brazilian Payments Market Is Large, Yet Underpenetrated

•	Although Brazil is the largest economy in Latin America as measured by gross domestic product, or GDP, digital payment penetration in the country remains low compared to more developed economies. In 2015, 59% of the Brazilian population above age 15 reported having made or received a digital payment, compared to 92% in the United States and 97% in the United Kingdom, according to the World Bank. In addition, according to a December 2016 report by the Bank of International Settlements, or BIS, and data from the World Bank, card usage as a payment method in Brazil represented only approximately 28% of private consumption in 2015, compared to approximately 45% in the United States and 55% in the United Kingdom. Credit card penetration levels are a fundamental driver for the digital payments industry, yet, according to the World Bank, in 2015, only 32% of the Brazilian population above age 15 held a credit card, compared to 60% in the United States and 62% in the United Kingdom. Furthermore, 42% of the Brazilian population above age 15 made a purchase using a debit card in 2015, compared with 67% in the United States and 92% in the United Kingdom.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	Brazil shows strong structural growth drivers for digital payments as its economy continues the transition away from cash. In 2014, according to ABECS and the Central Bank, the transaction volume for payment cards overtook the transaction volume for checks for the first time. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 14% from 2010 to 2016 according to ABECS. As a further indication of this growth, MasterCard stated that the Brazilian real was one of its three primary revenue billing currencies during 2016.

•	In e-commerce, transaction volumes in Brazil grew to R$44.4 billion in 2016 from R$18.7 billion in 2011 according to eMarketer, representing average growth of 18.9% per year for the period. However, e-commerce in Brazil remains underpenetrated compared to more developed economies. In Brazil, e-commerce accounted for only 3.6% of retail sales in 2016, compared to 7.8% in the United States and 18% in the United Kingdom, according to the World Bank. Furthermore, according to eMarketer, in 2015, mobile e-commerce represented 11.7% of e-commerce transactions in Brazil, compared to 23.6% in the United States. According to a 2017 report commissioned by ABECS and carried out by Datafolha, online purchases made up only 19.2% of the total credit card transaction volume in Brazil in 2016, an increase of 3.2% from 18.6% in 2015.

•	Access to mobile Internet in Brazil is growing. According to eMarketer, Brazil had the fourth largest online audience in the world with 139 million Internet users in 2016, representing penetration of 58.2% of the population, compared with penetration of 82.5% in the United States. Furthermore, according to the World Bank and calculated using the weighted average, Brazil has a high penetration of mobile phones, with 119 mobile phones per 100 inhabitants at December 31, 2016, compared to 118 in Organization for Economic Cooperation and Development, or OECD, member countries and 102 worldwide. This trend is driven in part by the rollout of 3G and 4G networks. According to the Brazilian Telecommunications Association (Associação Brasileira de Telecomunicações, or Telebrasil), 5,016 municipalities (where 98.3% of the Brazilian population resides) had access to 3G networks as of May 2017 and 372 new municipalities had received 3G networks in the prior 12 months, representing an 8% increase during that period. Access to 4G networks also continues to grow, reaching 76% of the Brazilian population during the first quarter of 2017, an increase of 21 percentage points from the first quarter of 2016 , according to data from Telebrasil.

•	As access to mobile Internet has grown, so has the use of mobile banking. According to a research report prepared by Deloitte on behalf of the Brazilian Bank Federation (Federação Brasileira de Bancos, or Febraban), mobile banking increased 96% during 2016, with 34% of all online banking transactions in 2016 being made on cell phones or tablets. However, mobile banking and mobile e-commerce remain underpenetrated in Brazil. Globally, according to information compiled from the Strawhecker Group, BNR Market Research Report, and the Engagement Survey for Boston Retail Partners, the mobile payments purchase volume increased to US$27 million in 2016 from US$4 billion in 2014; yet only 9% of the Brazilian population above age 15 reported having paid bills or made a purchase online in 2015, compared to 65% in the United States and 73% in the United Kingdom, according to the World Bank.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Micro-Merchants and SMEs Account for a Large Portion of the Brazilian Economy and Need Suitable Payments Solutions to Flourish

•	According to SEBRAE and the Portal do Empreendedor, in 2016, Micro-Merchants and SMEs accounted for 99.8% of Brazil’s 12 million businesses. According to data published by Neoway Business Solutions in 2017, Micro-Merchants and SMEs represented 35.4% of the R$5.1 trillion total annual TPV from businesses in the following sectors: wholesale, retail, other commercial, electronics, pharmaceutical, hotels and food service, education, healthcare, professional and technical services, textiles and transportation.

•	Due to higher prices by banks and other incumbent providers many Micro-Merchants and SMEs remain unbanked and seek digital payments solutions. We believe that by attracting these merchants into our ecosystem with our superior value proposition, we can continue to drive significant additional revenue growth in the coming years.

•	Demand for payment solutions by Micro-Merchants and SMEs is resilient, both during times of higher economic activity when sales increase, as well as during times of lower economic activity and higher unemployment, when more individual entrepreneurs open new small businesses, as demonstrated by our growth rates since our launch.

Micro-Merchants and SMEs Need Working Capital Financing

•	In the standard payment cycle in Brazil, merchants receive sales revenues from credit card transactions 30 business days after the consumer transaction. In addition, Brazilian consumers expect merchants to allow them to choose at the point of purchase to have the purchase price either (i) charged to their credit card accounts in a single payment, as in other markets, or (ii) split into several payments and only charged to their credit card accounts in monthly installments. In this case, the merchant only receives the revenues after the respective monthly installment has been charged, rather than 30 business days after the original transaction. Together, the 30-day payment cycle and the installment option create working capital difficulties for merchants. We offer two services to help merchants improve their cash flow. To shorten the payment cycle, our “payment date election” service (regime de recebimento) allows our merchants to receive their credit card revenues from us either (i) in the regular 30-day payment cycle or (ii) if the merchant so elects, on the 14th or first business day. To help our merchants offer the installment payment option to consumers, we offer to pay the monthly installment receivables to our merchants either (i) when each installment is charged to the consumer’s card or (ii) if the merchant elects our early payment service, on an up-front basis. Micro-Merchants and SMEs have historically faced difficulties obtaining this service from the incumbent payment processing providers, and they often require merchants to request early payment on a transaction-by-transaction basis. We offer a solution to these bottlenecks through simpler onboarding and preapproval of a merchant’s early payments. The underlying receivables relating to these payments are owed to us by the credit card issuers, which are owned primarily by Brazil’s large retail banks. This early payment of receivables option creates an important working capital alternative for our merchants while also generating income for us.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Major Benefits for Our Customers

We offer the following major benefits for both merchants and consumers:

•	Customers do not need a bank account to join our ecosystem. With a 100% online onboarding process, without paperwork, quick turnaround and a high acceptance rate, we offer access to our advanced digital payment processing and early payment of merchants’ installment receivables. We accept merchants who are either individuals or companies.

•	We offer a full suite of more than 30 cash-in options under a single contract, with security and reliability, plus six cash-out options including bank transfers, online purchasing, and spending both in-person and online as well as cash withdrawals using our PagSeguro prepaid card.

•	Our pricing model for all of our services––whether transaction fees, early payment of installment receivables or sales of POS devices––is simple, transparent and easy to understand.

•	Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.

•	We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Pro, the only single unit to offer GPRS/2G/3G/4G chip connection, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. Merchants purchase their own device through a flexible payment plan. For the equivalent of three to six months’ rental payments with incumbents, merchants can buy a comparable device from PagSeguro and avoid continuous monthly rental fees.

•	Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.

•	Our payment solutions reduce the need for consumers to carry cash since more Micro-Merchants and SMEs are able to accept digital payments in-person.

Our Products and Services

We provide a wide range of affordable solutions and tools to help our merchants manage and grow their businesses. These include a variety of cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The PagSeguro Ecosystem

The Free PagSeguro Digital Account

The free PagSeguro digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their businesses in a safe, affordable, scalable and simple way, all without needing a bank account.

Merchants can sign up for a free PagSeguro digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. By signing up with us, merchants can automatically start accepting more than 30 cash-in methods, all with antifraud protection, and can access our business management tools. For merchants who require more complex functionalities, we offer value-added services such as the early payment of installment receivables, accounting reconciliation and shipping solutions. With our free PagSeguro digital account, merchants may transfer their revenues to a bank account and also use our products and services to spend their revenues or other funds directly on our platform by (i) buying online, (ii) making peer-to-peer transfers or (iii) transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.

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For consumers, the free PagSeguro digital account offers not only numerous easy and safe options to pay merchants, but also the option to save their card details on our eWallet solution and to make and receive peer-to-peer payments.

We believe these products and services create a “network growth effect”. The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

Our main products and services fall into the follow categories:

•	Cash-In Solutions

o	Online and in-person payment tools

o	Wide range of payment methods including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits

•	Early payment of installment receivables

•	Advanced Built-in Functionalities and Value-Added Services: Our digital account comes with a number of advanced built-in functionalities, provided free of charge, as well as value-added services designed to protect both merchants and consumers and help our merchants successfully manage their businesses.

•	Cash-Out Solutions

o	Online purchases via eWallet

o	PagSeguro prepaid cards

o	On-platform peer-to-peer transfers

o	Bank transfers

o	Cross-border remittances

Our Competitive Strengths

We believe the following business strengths have allowed us to compete successfully and grow profitably in the 10 years since our launch:

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Disruptive Provider of Payment Solutions to Clients

We have taken a new approach to offering digital financial services to Brazilian clients, especially Micro-Merchants and SMEs. Instead of simply processing transactions, our end-to-end digital platform creates an ecosystem where our clients can transact and manage their cash, without the need to open a bank account. We are focused on providing disruptive products and solutions that are secure, affordable, scalable and easy to use, with simple and transparent pricing. According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service and according to a survey conducted by us in June 2017, 75% of Minizinha owners did not accept cards before signing up with us. For larger merchants who have larger transaction volumes and require more complex controls, we offer value-added services such as (i) flexible crediting dates; (ii) payment into separate bank accounts for each card scheme; (iii) a split payment solution, which automatically segregates credits between two different companies; (iv) a seamless single-click checkout option, allowing customers to make purchases with a single click; and (v) our EFTPOS integration solution, which we launched in August 2017. Our innovative approach also brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period after the purchase, as a precaution in case of any commercial claims.

We have also created an innovative business model for merchants to access POS devices in Brazil, as we sell rather than rent our devices to merchants. For the equivalent of three to six months of leasing costs with our competitors, merchants can buy a comparable device from PagSeguro with no need to pay continuous rental fees.

Trusted Brand with Strong Merchant and Consumer Relationships

We have promoted transaction security since our launch. UOL is a well-known and trusted brand with a large audience. According to comScore, 81.2 million unique visitors accessed the UOL website in May 2017 (approximately 73% of Brazilian internet users). Consumers trust the PagSeguro and UOL brands with their sensitive personal and financial data. We continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results and social media.

In addition, we continually invest in our merchant and consumer relationships by providing continuous customer service, account support and business solutions.

The strength of our brand, products and services has been recognized in a number of awards, including:

•	Named as one of the “Best Companies for Consumers” for electronic payments in both 2016 and 2015 by Época magazine and Reclame Aqui, a consumer protection service;

•	Recognized for “Best Payment Processing” in 2015 by Afiliados Brasil, a marketing company;

•	Recognized as the best company in our industry in terms of client service excellence by Consumidor Moderno, a customer service magazine, in 2015 and 2017; and

•	Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2016.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Customer-Centric Approach Focused on Innovation and Disruption of Incumbents

We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into products and solutions that meet our customers’ needs more efficiently than global competitors operating in Brazil. The Brazilian market expects payment providers to offer a number of country-specific features, such as boletos and early payment of merchants’ receivables when consumers purchase in installments by credit card, all of which are central to Brazilian financial culture. We built our payments ecosystem and our merchant services offering around these specificities, offering tailor-made solutions for the Brazilian market.

Although all our solutions also work for desktop and other non-mobile platforms, we design our solutions on a mobile-first basis so that our clients can be self-sufficient at all times. This is important for us since, according to a client survey that we conducted, 49% of our new clients do not do business in a “bricks and mortar” location. All of our transaction systems are fully compatible with the mobile environment. We also maintain a strict focus on ongoing innovation, selecting and developing new products and services with a high level of speed to market. This is evidenced by our investment of R$68.6 million in capitalized research and development in 2016, equal to 9.3% of our Net revenue from sales and services for the year. Additionally, we believe our distribution platform and marketing strategies are well-suited to reaching Micro-Merchants and SMEs in Brazil.

Innovative, Reliable and Scalable Proprietary Technology Platform

We manage large volumes of system access data and transactions, with more than 99.9% availability from May 2016 to April 2017, using Internet data centers provided by UOL Diveo, a UOL group company that provides IT, outsourcing, data centers, cloud computing and other managed IT services to UOL, PagSeguro and 1,200 other large clients. Backed by UOL Diveo, we are able to scale up our services while retaining high availability for peak-volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers. With our specialized team of 533 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market.

In addition, our IT background combined with the 10 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Highly Experienced Management Team, Innovation-Driven Culture

Our highly experienced management team has extensive experience in all areas of the Brazilian payments market, with in-depth knowledge of online payments, retail, financial services, technology, payment processing, in-person electronic payments, acquiring and card issuance. Together, this management experience covers all of our customers’ needs, allowing us to plan the future of PagSeguro.

Our culture reflects UOL’s innovation-driven focus, instilling in our professionals a passion for serving consumers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At June 30, 2017, the average age of our employees was 33 years, and 90% of them had a bachelor’s degree or higher. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated.

Our Growth Strategies

We aim to continue to drive rapid profitable growth and generate further shareholder value by implementing the following strategic initiatives:

Expand Our Customer Base and Deepen Our Relationships with Existing Accounts

Our focus is to continue acquiring new clients in our target markets by investing strategically in our brand and solutions, targeting the business sectors and geographic regions where there are still significant opportunities to reach new customers, expanding TPV and, consequently, generating more revenues. We believe there remains a significant unmet need in these markets that our solutions can fulfill. We are focused on cultivating our ecosystem to address these everyday electronic payment needs. At the same time, we will introduce further value-added products and services aimed at larger clients, leveraging our lean, technological, scalable, proprietary and secure infrastructure.

We will continue to invest in retaining and deepening relationships with our existing clients, offering new cash-in and cash-out solutions to drive additional revenues and increasingly replacing bank accounts for customers that already have them. Many of our merchants have grown within our platform, for example from purchasing a single POS device to choosing to receive early payment of their card receivables on consumer installment transactions, and we believe our business management tools can be further leveraged to increase customer engagement. We intend to continue to be a first mover, extending our platform to offer a full integrated suite of financial products and services, further enhancing customer experience.

Continuous Innovation and Focus on Technology

Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 61% of the total headcount of PagSeguro as at June 30, 2017. We will continue to invest in research and development to strengthen and extend our digital solutions. Using our qualified product and service design teams and research and development team, we intend to roll out a portfolio of new solutions, for both merchants and consumers, based on mobile apps, in order to drive more revenues while further strengthening our mobile-first commitment and simplifying our clients’ lives.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes allow us to continue lowering our costs. As our scale has expanded over the past three years, our expenses have declined when compared to our Net revenues from sales and services:    for example, our Selling expenses and Administrative expenses, taken together, decreased to 31.3% of our Net revenue from sales and services in the six months ended June 30, 2017 from 41.7% in the six months ended June 30, 2016 and decreased to 38.7% of our Net revenue from sales and services in 2016 from 63.7% in 2014. By maintaining our spirit of innovation combined with our cost focus, we intend to continue to drive costs down to achieve further profitable growth.

Seize Opportunities from Ongoing Amendments to Regulation

The Central Bank’s regulatory program seeks to increase competition in the payments industry. Recently it terminated the exclusive banking arrangements between banks and some card and meal voucher schemes. By seizing these opportunities, disruptive product offerings like our PagSeguro prepaid cards gave unbanked customers access to a card payment solution. We were also the first payments provider in Brazil, other than the incumbent acquirers controlled by banks, to obtain accreditation from MasterCard and Visa as an acquirer, and we have also signed partnerships with Elo, American Express and other card schemes. We will continue using our local knowledge and proximity to customers to seize new business opportunities as the market continues to open.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks related to Brazil and risks related to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•	If we cannot keep pace with rapid technological developments to provide new and innovative products and services, and address the rapidly evolving market for transactions on mobile devices, the use of our product and services and, consequently, our revenues could decline.

•	Our services must integrate with a variety of operating systems and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems. If we are unable to ensure that our services or hardware interoperate with such networks, operating systems and devices, our business may be seriously harmed.

•	Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would harm our business.

•	Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

•	Failure to deal effectively with fraud, fictitious transactions, bad transactions or negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	The e-commerce market in Brazil is developing, and the expansion of our business depends on the continued growth of e-commerce, as well as increased availability, quality and usage of the Internet in Brazil.

•	Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.

•	We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.

•	We are a holding company and do not have any material assets other than the shares of our subsidiaries.

Risks Relating to Brazil

•	The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

Risks Relating to the Offering and our Class A Common Shares

•	Our Class A common shares have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, which could potentially depress the trading price of our Class A common shares after this offering.

•	UOL, our largest shareholder, will own 100% of our outstanding Class B common shares, which represent approximately % of the voting power of our issued share capital following the offering, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Corporate Information

PagSeguro Digital is incorporated as an exempted company with limited liability in the Cayman Islands. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil. Our investor relations office can be reached at +55 (11) 3038-8123 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and the audited consolidated financial statements of PagSeguro Brazil.

Issuer	PagSeguro Digital Ltd.

Offering	We are offering Class A common shares and UOL, the Selling Shareholder, is offering Class A common shares.

Offering price range	Between US$ and US$ per Class A common share.

Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.

Option to purchase additional Class A common shares	UOL, the Selling Shareholder, has granted the underwriters the right to purchase up to an additional Class A common shares of PagSeguro Digital from UOL within 30 days from the date of this prospectus.

Listing	We intend to apply to list the Class A common shares on the New York Stock Exchange, or NYSE, under the symbol “PAGS”.

Use of proceeds	We estimate that the net proceeds to PagSeguro Digital from the offering will be approximately US$ . We currently plan to use the net proceeds from this offering to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business. We also may use a portion of the net proceeds from this offering to finance our working capital. Any remaining net proceeds will be used for other general corporate purposes. Our management will have broad discretion in allocating the net proceeds from this offering. See “Use of Proceeds.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Share capital before and after offering	As of the date of this prospectus, the authorized share capital of PagSeguro Digital is US$50,000 consisting of 2,000,000,000 shares of par value US$0.000025 each. Of those authorized shares, 1,000,000,000 are designated as Class A common shares and 500,000,000 are designated as Class B common shares. The remaining authorized shares are as yet undesignated and may be issued as common shares or shares with preferred rights.

Immediately after this offering, PagSeguro Digital will have                     Class A common shares and                     Class B common shares outstanding (assuming no exercise of the underwriters’ option to purchase additional shares from UOL, which shares would convert from Class B common shares to Class A common shares upon such sale).

Dividend policy	We have not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. See “Description of Share Capital—Dividends and Capitalization of Profits.”

Lock-up agreements	PagSeguro Digital has agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in its share capital or securities convertible into or exchangeable or exercisable for any shares in its share capital during the 180-day period following the date of this prospectus. PagSeguro Digital’s executive officers and the members of its board of directors, as well as UOL, have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Common Shares Eligible for Future Sale.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in Class A common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted by UOL to the underwriters to purchase up to                     additional Class A common shares of PagSeguro Digital from UOL in connection with this offering.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY FINANCIAL AND OPERATING DATA OF PAGSEGURO BRAZIL

The following tables summarize financial and operating data of PagSeguro Brazil for each of the periods indicated. You should read this information in conjunction with the audited consolidated financial statements and related notes for PagSeguro Brazil, the information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil”, all included elsewhere in this prospectus.

This summary financial data at and for the years ended December 31, 2016, 2015 and 2014, has been derived from the audited consolidated financial statements of PagSeguro Brazil, which are included elsewhere in this prospectus and which have been prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

This summary financial data at and for the six months ended June 30, 2017 and 2016, has been derived from the unaudited condensed consolidated interim financial statements of PagSeguro Brazil, which are included elsewhere in this prospectus and which have been prepared in accordance with Accounting Standard IAS 34 interim Financial Reporting, or IAS 34, as issued by the IASB.

Statements of Operations Data

	For the Years Ended December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Net revenue from sales and services	223.9	740.6	444.7	208.3
Cost of sales and services	(190.4)	(629.8)	(381.6)	(142.5)

Gross Profit	33.5	110.8	63.2	65.8
Selling expenses	(60.4)	(199.9)	(162.6)	(81.4)
Administrative expenses	(26.1)	(86.4)	(62.4)	(51.3)
Other operating income (expenses), net	0.4	1.4	1.7	(3.3)

Operating Loss	(52.6)	(174.1)	(160.2)	(70.3)

Financial Result
Financial income	118.6	392.4	219.5	115.8
Financial expenses	(20.6)	(68.3)	(29.7)	(11.1)
Other financial income	0.9	3.0	9.9	1.8
Foreign exchange variation, net	0.7	2.3	0.8	—

Profit before Income Taxes	47.0	155.4	40.3	36.2
Current income tax and social contribution	(2.2)	(7.4)	(2.6)	(9.9)
Deferred income tax and social contribution	(6.1)	(20.1)	(2.2)	1.0

Income Tax and Social Contribution	(8.3)	(27.6)	(4.8)	(8.9)

Net Income for the Year	38.6	127.8	35.5	27.3

Attributable to:
Owners of PagSeguro Brazil	38.4	127.2	35.1	26.0
Non-controlling interests	0.2	0.6	0.4	1.3
Basic and diluted earnings per common share – R$(2)	0.1466	0.4849	0.1338	0.0990

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

	For the Six Months Ended June 30,
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions, except amounts per share and %)
	(Unaudited)
Net revenue from sales and services	208.8	690.9	292.3
Cost of sales and services	(164.8)	(545.3)	(262.7)

Gross Profit	44.0	145.6	29.6
Selling expenses	(45.0)	(149.0)	(81.4)
Administrative expenses	(20.4)	(67.4)	(40.6)
Other operating income (expenses), net	(0.8)	(2.7)	4.4

Operating Loss	(22.2)	(73.5)	(88.1)

Financial Result
Financial income	94.1	311.4	168.1
Financial expenses	(12.9)	(42.8)	(14.7)
Other financial income	0.7	2.4	2.0
Foreign exchange variation, net	0.3	0.9	(0.2)

Profit before Income Taxes	60.0	198.6	67.1

Current income tax and social contribution	(17.5)	(57.9)	(6.8)
Deferred income tax and social contribution	0.7	2.2	(8.3)

Income Tax and Social Contribution	(16.8)	(55.7)	(15.1)

Net Income for the Period	43.2	142.8	52.0

Attributable to:
Owners of PagSeguro Brazil	43.2	142.7	51.4
Non-controlling interests	—	0.1	0.6

Basic and diluted earnings per common share – R$(2)	0.1646	0.5444	0.1961

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Operating Data

	At and For the Years Ended December 31,
	2016(1)	2016	2015	2014
Operating Statistics:
Active merchants at year-end (in millions)	1.398	1.398	0.874	0.463
TPV (in billions)	US$4.3	R$14.1	R$7.4	R$3.7
Average spending per active merchant	US$3,749	R$12,404	R$11,047	R$10,449

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	At and For the Six Months Ended June 30,
	2017(1)	2017	2016
Operating Statistics:
Active merchants at period-end (in millions)	2.082	2.082	1.056
TPV (in billions)	US$4.3	R$14.2	R$5.6
Average spending per active merchant	US$2,057	R$6,804	R$5,267

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Balance Sheet Data

The following table presents key line items from our consolidated balance sheet data:

	At December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Total Current Assets	686.4	2,270.8	1,240.8	778.6
Total Non-Current Assets	30.1	99.7	59.9	39.0

TOTAL ASSETS	716.5	2,370.4	1,300.7	817.6

	At December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Total Current Liabilities	519.7	1,719.2	832.5	385.3
Total Non-Current Liabilities	7.4	24.4	6.3	5.7

TOTAL LIABILITIES	527.0	1,743.5	838.8	391.0
TOTAL EQUITY	189.5	626.9	461.9	426.6

TOTAL LIABILITIES AND EQUITY	716.5	2,370.4	1,300.7	817.6

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	At June 30, (Unaudited)		At December 31, (Audited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions)
Total Current Assets	809.5	2,677.9	2,270.8
Total Non-Current Assets	42.5	140.7	99.7

TOTAL ASSETS	852.0	2,818.6	2,370.4

	As of June 30, (Unaudited)		As of December 31, (Audited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions)
Total Current Liabilities	608.0	2,011.3	1,719.2
Total Non-Current Liabilities	11.3	37.4	24.4

TOTAL LIABILITIES	619.3	2,048.7	1,743.5
TOTAL EQUITY	232.7	769.8	626.9

TOTAL LIABILITIES AND EQUITY	852.0	2,818.6	2,370.4

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

This initial public offering and an investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision regarding our Class A common shares. The risks described below are those that we currently believe may harm our business or the trading price of our Class A common shares. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of U.S. companies and companies located in other countries with more developed capital markets.

If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties that we are not currently aware of or do not currently deem material, our business, financial condition, results of operations and prospects may be seriously harmed. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could be materially lower than those anticipated in this prospectus.

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, and address the rapidly evolving market for transactions on mobile devices, the use of our product and services and, consequently, our revenues could decline.

Rapid, significant and disruptive technological changes continue to impact the industries in which we operate, including developments in payment card tokenization, mobile payments, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, distributed ledger or blockchain technologies, near field communication and other proximity or contactless payment methods, virtual reality, machine learning and artificial intelligence.

For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the first six months of 2017, 39% of our customers accessed our platforms through mobile devices, compared with 29% in the first six months of 2016. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties for the development of and access to new technologies. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, our ability to adopt new products and services and develop new technologies may be inhibited by industry-wide standards, payment networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors. Our success will depend on our ability to develop and incorporate new technologies, address the challenges posed by the rapidly evolving market for mobile transactions through our platforms and adapt to technological changes and evolving industry standards; if we are unable to do so in a timely or cost-effective manner, our business could be harmed.

Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.

We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid cards and acquisition activities. In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre and MoIP/Wirecard. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources than we do to the development, promotion and sale of products and services, and they may be more effective in introducing innovative products and services that hinder our growth. Competing services tied to established banks and other financial institutions may offer greater liquidity and create greater consumer confidence in the safety and efficiency of their services than PagSeguro. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. For example, established banks and other financial institutions currently offer online payments and those which do not yet provide such services could quickly and easily develop them. Certain merchants have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

We may also face pricing pressures from competitors. Certain competitors are able to offer lower prices to merchants for similar services by cross-subsidizing their digital payments services using other services they offer. This competition may mean we need to reduce our pricing, which could reduce our profits. As they grow, merchants may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to this, further reducing our profits. If market conditions require us to increase the discounts or incentives we provide, our business could suffer serious harm.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. Any failures, problems or security breaches may mean that fewer customers are willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include:    system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; in addition, security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Also, if too many customers access our sites within a short period of time due to any reason, we have experienced in the past and may in the future experience system interruptions that make our sites unavailable or prevent us from efficiently completing payment transactions, which may reduce the attractiveness of our products and services. We cannot assure you that such events will not occur. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.

Specifically, we have contracted with one party, UOL Diveo, to provide us with Internet data centers to host our sites and keep them operational, and we rely on it and its operational, privacy and security procedures and controls and its ability to keep our sites operational. UOL Diveo is controlled by our parent company UOL and is therefore an affiliate of our company. Failure by UOL Diveo to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and/or increased costs, which could materially affect our reputation, operations or financial results. In addition, we rely in part on UOL Diveo to advise us of any security breaches. If UOL Diveo does not provide notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace UOL Diveo, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with it that may harm our business. For more information on our agreement with UOL Diveo, see “Related Party Transactions.”

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry any business interruption insurance to compensate for losses that may occur as a result of any of these events and some of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operations.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including financial information. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations. In addition, any breaches of network or data security at our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, they may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies.

Our services must integrate with a variety of operating systems and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems. If we are unable to ensure that our services or hardware interoperate with such networks, operating systems and devices, our business may be seriously harmed.

We are dependent on the ability of our products and services to integrate with a variety of operating systems and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could seriously harm the levels of usage of our products and services. We also rely on bank platforms to process some of our transactions. If there are any issues with or service interruptions in these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our hardware interoperates with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our hardware with such networks and devices and require modifications to our hardware. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be seriously harmed.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would harm our business.

We have developed a strong and trusted brand, highly linked to the reputation and public image of UOL, our controlling shareholder, which has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting and enhancing our brand are critical to expanding our base of sellers, buyers and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry, our company or UOL, our controlling shareholder, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, the experience of sellers and buyers with our products or services, and changes in the public opinion of UOL, could harm our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be seriously harmed.

Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

In December 2014 PagSeguro Brazil applied for authorizations from the Central Bank relating to three of our digital payments activities, and we have not yet received those authorizations. The activities involved are the PagSeguro digital account, our issuance of PagSeguro prepaid cards, and our activities as an acquirer. We applied for these authorizations because those businesses began to be regulated by Brazilian Federal Law No. 12,865/13, which took effect on October 9, 2013. Although the Central Bank regulations permit us to continue carrying on these activities pending grant of the authorizations because we were already operating these activities before Law No. 12,865/13 became effective, there can be no assurance that we will obtain the authorizations. If we do not obtain them, or if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.

In addition, the early payment of receivables service that we offer merchants makes up a significant portion of our activities. Law No. 12,865/13 prohibits payment institutions such as PagSeguro Brazil from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending”, which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment service should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from performing this activity or limiting the fees we usually charge, our financial performance could be negatively affected.

For further information regarding these regulatory matters, see “Business—Regulation—Regulation of the digital payments industry in Brazil.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our operations and financial results. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include:    those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations could seriously harm our business, financial condition or results of operations.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. Also, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which significantly reduces our annual income tax expense. If these tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

Furthermore, we are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Business—Legal and Administrative Proceedings—Tax and Social Security Matters.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our financial success is sensitive to the method consumers choose to make payments, since these methods differ in profitability. Our profitability could be harmed if the proportion of our business funded using less profitable methods goes up.

We pay transaction fees to card schemes, banks and other intermediaries that vary according to the method chosen by consumers to fund payment transactions. These transaction fees are higher when consumers fund payments using credit cards, and lower when consumers fund payments with debit cards. Transaction fees are nominal when customers fund payment transactions by digital transfer of funds from bank accounts, and we pay no fees when customers fund payment transactions from an existing PagSeguro account balance. Our financial success is therefore sensitive to changes in the proportion of our business funded by consumers using credit and debit cards, which would increase our costs if we were unable to adjust the rates we charge our customers accordingly. Consumers may resist funding payments by digital transfer from bank accounts because of the incentives offered by credit cards, for example, or general concerns about providing bank account information to a third party.

Failure to deal effectively with fraud, fictitious transactions, bad transactions or negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

We incur losses and expenses due to claims from consumers that merchants have not performed or that their goods or services do not match the merchant’s description. We seek to recover these losses and expenses from the merchant, but may not be able to recover them in full when the merchant is unwilling or unable to pay. We also incur losses and expenses from claims that the consumer did not authorize the purchase, from consumer fraud and from erroneous transmissions. In addition, if the losses we incur related to card transactions become excessive, they could potentially result in a loss of our right to accept cards for payment. In the event that we were unable to accept cards, the number of transactions processed through our platform would decrease substantially and our business would be harmed. We are also subject to the risk of fraudulent activity by merchants, consumers of products purchased through our platform, or third parties handling our user information. We take measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures do not succeed, our business could be harmed.

We rely on third parties in many aspects of our business, which creates additional risk.

We rely on third parties in many aspects of our business, including, among others:

•	networks, banks, payment processors, and payment gateways that link us to the payment card and bank clearing networks to process transactions;

•	third parties that provide certain outsourced customer support and product development functions, which are critical to our operations; and

•	third parties that provide facilities, infrastructure, components and services, including data center facilities and cloud computing.

The third parties that we rely on to process transactions may fail or refuse to process transactions adequately. Any of the third parties we use may breach their agreements with us, refuse to renew these agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competing services. Financial or regulatory issues, labor issues, or other problems that prevent these third parties from providing services to us or our customers could harm our business. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in customer dissatisfaction, damage our reputation, and harm our business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In particular, we rely on UOL, our largest shareholder, and its subsidiaries for a number of business services, particularly:    data storage services; telecommunications services; internet security services; software development, maintenance and management; and call center, marketing, corporate, litigation and back-office services. UOL and its subsidiaries also provide us with advertising and media space and resell cloud services to us. For further details of these services, see “Related Party Transactions.”

Our failure to manage the assets underlying our customer funds properly could harm our business.

Our ability to manage and account accurately for the assets underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could severely diminish customer use of our products and/or result in penalties and fines, which could harm our business.

The e-commerce market in Brazil is developing, and the expansion of our business depends on the continued growth of e-commerce, as well as increased availability, quality and usage of the Internet in Brazil.

Our future revenues from digital payments depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of the Internet (particularly as a way to provide and purchase products and services) is a relatively recent phenomenon in Brazil and we cannot assure you that this acceptance and usage will continue or increase. Furthermore, if the penetration of Internet access in Brazil does not increase quickly, it may limit our potential growth, particularly in regions with low levels of Internet quality and access and/or low levels of income.

Internet penetration in Brazil may never reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the Internet in Brazil may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may impede improvements in Internet reliability in Brazil. If telecommunications services are not sufficiently available to support the growth of the Internet in Brazil, response times could be slower, which would reduce Internet usage and harm our services. In addition, even if Internet penetration in Brazil increases, this may not lead to growth in e-commerce due to a number of factors, including lack of confidence by users in online security.

Furthermore, the price of Internet access and Internet-connected devices, such as personal computers, tablets, mobile phones and other portable devices, may limit our growth, particularly in parts of Brazil with low levels of income. Income levels in Brazil are significantly lower than in the United States and other more developed countries, while prices of both portable devices and Internet access in Brazil are higher than in those countries. Income levels in Brazil may decline and device and access prices may increase in the future.

Any of these factors could limit our ability to generate revenues in future.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.

Our quarterly results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. In addition, we operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarters of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays.

Factors that may cause fluctuations in our quarterly financial results include our ability to attract and retain customers; the timing, effectiveness and costs of expansion and upgrades of our systems and infrastructure, as well as the success of those expansions and upgrades; the outcomes of legal proceedings and claims; our ability to maintain or increase revenue, gross margins and operating margins; our ability to continue introducing new services and to continue convincing customers to adopt additional offerings; increases in and timing of expenses that we may incur to grow and expand our operations and to remain competitive; period-to-period volatility related to fraud and risk losses; system failures resulting in the inaccessibility of our products and services; changes in the regulatory environment, including with respect to security, privacy or enforcement of laws and regulations by regulators, including fines, orders, or consent decrees; changes in global business or macroeconomic enforcement of laws and regulations by regulators, including fines, orders, or consent decrees; changes in global business conditions; general retail buying patterns; and the other risks described in this prospectus. Future fluctuations in quarterly results may mean that our business is less predictable and may harm the trading price of our Class A common shares.

Our business could be harmed if we are unable to forecast demand for our products accurately or to manage our product inventory adequately.

With the goal of increasing our transaction business and POS device sales, we invest broadly in our POS unit technology. Our products, such as the Moderninha and the Minizinha, often require investments with long lead times. An inability to forecast the success of a particular product correctly could harm our business. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to forecast demand for our products accurately could be affected by many factors, including an increase or decrease in demand for our products or for our competitors’ products, unanticipated changes in general market conditions, and the change in economic conditions.

If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. The shortage of a popular product could seriously harm our brand, our seller relationships, the acquisition of additional sellers and our total transaction business. If we overestimate demand for a particular product, we may have excess inventory for that product and the excess inventory may become obsolete or out of date. Inventory levels in excess of demand may lead us to write down or write off the inventory or sell excess inventory at further discounted prices, which could harm our gross profit and our business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.

Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. In addition, we currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers.

Due to reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, and/or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could hurt our relationships with our customers, prevent us from acquiring new customers, and seriously harm our business.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.

Our business depends upon the efforts and skill of our senior management, who has played an important role in shaping our company culture. Our future success depends to a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to set up or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and noncompetition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to set up or join a competitor, or that the noncompetition agreements would be upheld in a court of law. In the event that a number of our senior management members leave our company, we may have difficulty finding suitable replacements, which could seriously harm us.

Our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other highly skilled technical, managerial, information technology, marketing, product, risk management and customer service personnel. Competition for these personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel.

We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.

We partially rely on card issuers or card schemes to process our transactions, and must pay a fee for this service. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. These increased fees increase our operating costs and reduce our profit margins.

We are also required by credit card schemes to comply with their operating rules. The credit card schemes and their member banks set and interpret these rules. The bank accounts offered by those member banks compete with our digital account services. Visa, MasterCard, American Express or other credit card companies could adopt new operating rules or reinterpret existing rules that we or our processors might find difficult or even impossible to follow. As a result, we could lose our ability to provide our customers the option of using credit cards to fund their payments and our users the option to pay their fees using a credit card. If we were unable to accept credit cards, our business would be seriously harmed.

We could lose the right to accept credit cards or could be required to pay fines if credit card schemes such as MasterCard or Visa determine that users are using our platform to engage in illegal or “high risk” activities, or if users generate a large volume of chargebacks related to fraudulent transactions. Additionally, we may be unable to access financing in the credit and capital markets at reasonable rates to fund our operations and for that reason our profitability and total transaction business could decline significantly.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We might not successfully implement strategies to increase adoption of our digital payment methods, which would limit our growth.

Our future profitability will depend, in part, on our ability to successfully implement our strategy to increase adoption of our digital payment methods. We cannot assure you that the market for digital payments will continue to grow or will remain viable. We expect to invest substantial amounts to:

•	drive consumer and merchant awareness of digital payments;

•	encourage consumers and merchants to sign up for and use our digital payment products;

•	enhance our infrastructure to handle seamless processing of transactions;

•	continue to develop state of the art, easy-to-use technology;

•	expand our operations;

•	increase the number of users who collect and pay digitally; and

•	grow and diversify our customer base.

Despite these investments, we may fail to implement these programs successfully or to increase substantially the number of customers who pay for our digital payment methods. This would hold back any growth in our revenues and harm our business.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

After this offering, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, starting in 2019 we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Our operating results are affected by decreases in consumer discretionary spending. Changes in macroeconomic conditions may reduce the volume and prices of transactions on our payments platforms and harm our growth strategies and business prospects.

Our operating results are affected by the condition of the economy. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

As a business that depends on consumer discretionary spending, we may suffer harm if our merchants’ customers reduce their purchases due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, lower consumer confidence, uncertainty or changes in tax policies and tax rates. Decreases in customer traffic or average value per transaction negatively affect our financial performance, and a prolonged period of depressed consumer spending could seriously harm our business. Promotional activities and decreased demand for consumer products, particularly higher-end products, could affect our profitability. The potential effects of the ongoing economic crisis in Brazil are difficult to forecast and mitigate. Any of the foregoing could seriously harm our business, results of operations and financial condition and could cause the trading price of our Class A common shares to decline.

Increases in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing early payment of receivables to merchants when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer merchants may decide to use our early payment of receivables service if our overall financing costs require us to increase the discount rate we charge for this service. Either of these factors could cause our business activity levels to decrease.

Customer complaints or negative publicity about our customer service could reduce usage of our products and, as a result, our business could suffer.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our product. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.

We, like our platforms, are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require us to notify regulators, customers or employees of security breaches and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. Since credit cards are the most widely used method for our customers to pay for the products we sell, our business will be harmed if we are unable to accept credit cards.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures may fail to prevent security breaches, which could harm our business.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection is expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, delay shipping, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

If we continue to grow, we may not be able to appropriately manage the increased size of our business.

We are currently experiencing a period of significant expansion and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities.

We must constantly add new hardware, update software, enhance and improve our billing and transaction systems, and add and train new engineers and other personnel to accommodate the increased use of our platforms and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our website results in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences of our services and delays in reporting accurate financial information.

Our revenues depend on prompt and accurate transaction processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our website would harm our business and our ability to collect revenue. Furthermore, we may need to enter into relationships with various strategic partners, websites and other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

We have significant working capital requirements, primarily driven by payment terms agreed with our merchant clients and the extended payment terms that they offer their customers. Differences between the date when we pay our merchant clients and the date when we receive payments from financial institutions may harm our liquidity and our cash flows. We expect our working capital needs to increase as our total transaction business increases. In order to finance our working capital needs, we have recently been entering into financing arrangements that decrease the amount of time it takes for us to collect our accounts receivable, and to increase the amount of time we have to pay our accounts payable. We believe these financing arrangements allow us to gain access to capital faster and more cheaply than we would otherwise be able to. There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may harm our business, financial condition and results of operations.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to together as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC). Brazilian Public Prosecutors may also commence investigations of alleged violations of consumer rights, and the TAC mechanism is also available as a sanction in those proceedings. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutors may also file public civil actions against companies who violate consumer rights, seeking strict observation of the consumer protection laws and compensation for any damages to consumers.

At June 30, 2017, we had approximately 4,000 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for noncompliance that could harm our results of operations.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We are subject to regulatory activity and antitrust litigation under competition laws.

We receive scrutiny from various governmental agencies under competition laws. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Any such claims and investigations, even if they are unfounded, are usually very expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. At June 30, 2017, we had recorded R$1.1 million in provisions for current civil proceedings and no provisions for non-current civil proceedings; and at December 31, 2016, we had recorded R$0.6 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their financial results may harm our operating results.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our developer platforms, which are open to merchants and third-party developers, subject us to additional risks.

We provide third-party developers with access to application programming interfaces, software development kits and other tools designed to allow them to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop development for our platforms. In addition, our business is subject to many regulatory restrictions. It is possible that merchants and third-party developers who utilize our development platforms or tools could violate these regulatory restrictions and we may be held responsible for such violations, which could harm our business.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly Pagseguro Internet S.A., our Brazilian operating company, which we refer to as PagSeguro Brazil. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares,” “—Risks Relating to the Offering and our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.” and “Dividends and Dividend Policy.”

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could seriously harm our business, financial condition and results of operations.

Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business, financial condition and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability;

•	labor and social security regulations;

•	energy and water shortages and rationing; and

•	other political, social and economic developments in or affecting Brazil.

In addition, Brazil is currently experiencing a recession and weak macroeconomic conditions are expected to continue through at least the end of 2017, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Principal Factors Affecting Our Financial Condition and Results of Operations of PagSeguro Brazil.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue through at least the end of 2017. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian government as well as senior officers of large state-owned companies have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executives officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Operação Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already hurt the image and reputation of those companies that have been implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. We cannot predict how the ongoing investigations and proceedings will affect us or the price of our Class A common shares. Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption, as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 6.3%, 10.7% and 6.4% in 2016, 2015 and 2014, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.25% in 2014 to 13.75% in 2016, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 19.8% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.3082 per U.S. dollar on June 30, 2017, remaining relatively stable as compared to the rate at year-end 2016. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.8% in 2015 and a contraction of 3.6% in 2016. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effect of Donald Trump’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Internet Act, setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about Internet service provider liability, Internet user privacy and Internet neutrality. In May 2016, further regulations were passed in connection with the Internet Act. However, unlike in the United States, little case law exists around the Internet Act and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Risks Relating to the Offering and Our Class A Common Shares

Our Class A common shares have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, which could potentially depress the trading price of our Class A common shares after this offering.

Before this offering, none of our Class A common shares have ever been traded on any stock exchange. In connection with the offering, we will apply to list Class A common shares on the NYSE. An active and liquid public trading market for our Class A common shares may not develop or, if it develops, may not be sufficiently liquid. Active, liquid trading markets generally result in lower price volatility and more efficient purchases and sales of shares.

The initial public offering price for our Class A common shares will be determined by negotiation between us and the underwriters based upon several factors, and the price of our Class A common shares after this offering may decline below the initial public offering price. The market price of our Class A common shares could vary significantly as a result of a number of factors, some of which are beyond our control. As a result, investors may experience a significant decrease in the market price of our Class A common shares. If an active trading market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

UOL, our largest shareholder, will own 100% of our outstanding Class B common shares, which represent approximately                    % of the voting power of our issued share capital following the offering, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. Following this offering, UOL will control our company and will hold all of our outstanding Class B common shares, representing                    % of our issued share capital, or                    % if the underwriters’ option to purchase additional common shares from UOL is exercised in full. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares will give UOL approximately                    % of the voting power of our issued share capital, or                    % if the underwriters’ option to purchase additional common shares from UOL is exercised in full. UOL will therefore control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. It will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal and Selling Shareholder.”

If UOL sells or transfers any of its Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if UOL sells or transfers them means that UOL will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. If our Class B common shares at any time represent less than 10% of the combined voting power of our Class A common shares and Class B common shares together, however, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Description of Share Capital.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of US$                    per Class A common share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, when converted into reais is substantially higher than the pro forma net tangible book value per Class A common share in reais upon the completion of this offering. Therefore, if you purchase Class A common shares in this offering, you will incur immediate dilution of R$                    in the net tangible book value per share from the price you paid. In addition, investors purchasing our Class A common shares from us in this offering will have contributed                     % of the total consideration paid to us by all shareholders who purchased our common shares, in exchange for acquiring approximately                    % of our outstanding Class A common shares at June 30, 2017, after giving effect to this offering. See “Dilution” for more information.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After the consummation of this offering, we will have outstanding                    Class A common shares and                     Class B common shares (or                    Class A common shares and                    Class B common shares, if the underwriters exercise in full their option to purchase additional shares from UOL, which shares would convert from Class B common shares to Class A common shares upon such sale). Subject to the lock-up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

PagSeguro Digital has agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in its share capital or securities convertible into or exchangeable or exercisable for any shares in its share capital during the 180-day period following the date of this prospectus. PagSeguro Digital’s executive officers and the members of its board of directors, as well as UOL, have agreed to substantially similar lock-up provisions. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Common Shares Eligible for Future Sale,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In addition, any shares issued under our Long-Term Incentive Plan, or LTIP, upon completion of this offering will be subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued on a subsequent vesting date during the first year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of this offering. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up. For further information on our LTIP, see “Description of Share Capital—Long-Term Incentive Plan.”

Sales of a substantial number of our common shares upon expiration of the lock-up agreements and the lock-up period in our LTIP, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.

We have not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors or, where applicable, our shareholders. Accordingly, if we do not declare dividends in the future, investors will most likely have to rely on sales of their Class A common shares, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our Class A common shares will ever exceed the price that you pay.

Our management will have broad discretion over the use of proceeds and may apply the proceeds of this offering in ways that may not improve our business or increase the value of your investments.

We intend to use the net proceeds to us from this offering to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business. We also may use a portion of the net proceeds from this offering to finance our working capital. Any remaining net proceeds will be used for other general corporate purposes. We cannot specify with certainty the particular purposes for which we will use our net proceeds from this offering, however. Accordingly, our management will have considerable discretion in the application of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until we use the net proceeds we may place them in investments that do not produce significant income or that may lose value.

We may raise additional capital in the future by issuing equity securities, which may result in a potential dilution of your equity interest.

We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our shares may be made pursuant to the exercise or conversion of convertible debt securities, warrants, stock options or other equity incentive awards. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our Class A common shares could decline.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decline, which might cause the market price and trading volume of our Class A common shares to decline.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, which is generally defined with reference to the interests of its shareholders (both present and future) as a whole, which may differ from the interests of one or more of its individual shareholders. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express a shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law, which permits a merger/consolidation without a court order, provides a mechanism for a dissenting shareholder in a merger or consolidation to require us to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

Our Memorandum and Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and reduce the rights of holders of our Class A common shares.

Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to issue new shares in our company from time to time (including common shares and preferred shares) without action by our shareholders. These provisions could have the effect of depriving our shareholders of the opportunity to sell their Class A common shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions. See “Description of Share Capital—Anti-Takeover Provisions in our Memorandum and Articles of Association.”

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

PagSeguro Digital is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are residents of Brazil, and a substantial portion of their assets is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and those officers and directors.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize a foreign judgment in personam of a court of competent jurisdiction and give a judgment based thereon if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate in effect on the date the judgment is obtained as determined by the Central Bank. These amounts are then adjusted to reflect exchange rate variations through the effective payment date. The exchange rate at that time may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants and non-emerging growth companies. For example, as a foreign private issuer for U.S. purposes, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow the Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, these laws and regulations do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information that is material to us and which we make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, our auditors will not have to comply with any new auditing standards promulgated by the PCAOB (unless the SEC determines otherwise) or attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.00 billion in nonconvertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a company that is not an emerging growth company.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE we will rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.

Following completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for the audit committee member independence under the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions of our board that consist of independent directors only; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

As a foreign private issuer, we may follow home country practice from the Cayman Islands in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Although we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, there can be no assurance that we will not be a PFIC for any taxable year, which could subject United States investors in our shares to significant adverse U.S. federal income tax consequences.

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and the application of these rules is uncertain in some respects. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

If we were classified a PFIC, special adverse U.S. federal tax rules would generally apply to a United States Holder (as defined in “Taxation – U.S. Federal Income Tax Considerations”) that holds our Class A common shares. United States Holders are urged to consult their own tax advisers with respect to the potential tax consequences of the PFIC rules to their particular circumstances.

Although we consider ourselves to be actively engaged in an active business with respect to a number of business lines, and to be engaged in an active financing business with respect to the early payment of receivables service that we offer merchants regarding credit card transactions in installments in particular, and we believe that income from such businesses is likely not treated as passive income for purposes of the PFIC rules, it is not entirely clear how such income will be treated for these purposes. In particular, certain of our income may be treated as passive income unless such income is eligible for an exception for certain income derived in the active conduct of a financing business under Section 954(h) of the Code (the “active financing exception”), and related assets may be considered passive assets unless the active financing exception applies. We believe that the active financing exception will likely apply to treat such income as active, but if it is determined, contrary to our view, that the income from these businesses is passive for such purposes, that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC. For more information on the application of the PFIC rules to us, see “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, the company, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes estimates and forward-looking statements principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil” and “Business.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations in connection with:

•	the inherent risks related to the digital payments market, such as the interruption or failure of our computer or information technology systems;

•	our ability to innovate and respond to technological advances and changing customer demands;

•	the maintenance of tax incentives;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain our classification as an emerging growth company under the JOBS Act;

•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries we may serve in the future and their impact on our business, notably with respect to inflation;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our interest rates and our level of debt and other fixed obligations;

•	inflation, appreciation, depreciation and devaluation of the real;

•	expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our ability to successfully enter new markets and manage our expansion;

•	our ability to further penetrate our existing client base to grow our ecosystem;

•	our expectations concerning relationships with third parties and key suppliers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements, as well as our plans for the net proceeds from this offering;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither we nor the Selling Shareholder undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

PagSeguro Digital Ltd., our Cayman Islands company, which is offering its Class A common shares in this offering, was incorporated on July 19, 2017 for an indefinite term. Prior to the contribution of Pagseguro Internet S.A. to it in                      2017, PagSeguro Digital Ltd. had not commenced operations and had only nominal assets and liabilities.

We present in this prospectus the audited consolidated financial statements at December 31, 2016, 2015 and 2014 and for each of the three years ended December 31, 2016 of Pagseguro Internet S.A., our Brazilian operating company, which we refer to as PagSeguro Brazil. These audited consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. PagSeguro Brazil maintains its books and records in reais.

In addition, we present the unaudited condensed consolidated interim financial statements of PagSeguro Brazil at June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016, which have been prepared in accordance with IAS 34.

The financial information presented in this prospectus should be read in conjunction with the following information, all included elsewhere in this prospectus:

•	the audited consolidated financial statements of PagSeguro Brazil and the related notes;

•	the unaudited condensed consolidated interim financial statements of PagSeguro Brazil and the related notes; and

•	the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil.”

Following this offering, PagSeguro Digital will begin reporting consolidated financial information to shareholders, and PagSeguro Brazil will not present consolidated financial statements. PagSeguro Digital also maintains its books and records in reais and its consolidated financial statements will be prepared in accordance with IFRS, as issued by the IASB.

Corporate Events

Our Incorporation

At the time of incorporation of PagSeguro Digital Ltd., UOL also held 524,577,214 shares of our principal operating company, PagSeguro Brazil (which were substantially all of the shares PagSeguro Brazil, the one remaining share being held by a separate shareholder, as required by Brazilian law). On August 1, 2017, PagSeguro Brazil carried out a reverse stock split, following which UOL held 262,288,606 shares in PagSeguro Brazil, the one remaining share being held by the separate shareholder.

In                      2017, prior to the launch of this initial public offering, UOL contributed all of its shares in PagSeguro Brazil to PagSeguro Digital. As a result, PagSeguro Digital owns substantially all of the shares of PagSeguro Brazil, together with PagSeguro Brazil’s subsidiaries and activities. In return for this contribution, PagSeguro Digital will issue 262,288,606 new Class B common shares to UOL in a 1:1 exchange for the shares of PagSeguro Brazil contributed to it. Taken together with the one Class B common share of PagSeguro Digital that UOL already held prior to that contribution, UOL will then hold all of the issued shares of PagSeguro Digital immediately prior to this offering, consisting of 262,288,607 Class B common shares.

Immediately prior to this initial public offering, therefore, UOL will hold all of the 262,288,607 issued and outstanding shares in PagSeguro Digital, and PagSeguro Digital will hold all of the 262,288,607 issued and outstanding shares in PagSeguro Brazil except one.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The 2015 Reorganization

PagSeguro Brazil was incorporated as a legal entity in 2006, although it did not operate the PagSeguro business prior to August 1, 2015 since most of the PagSeguro business activities were operated by other UOL group members prior to that date. On August 1, 2015, UOL carried out a corporate reorganization in which it segregated some of the PagSeguro activities from its other activities and contributed them to PagSeguro Brazil.

Prior to the contribution of these PagSeguro activities to PagSeguro Brazil, their financial results were recorded in UOL’s financial statements. As a result, the financial information of PagSeguro Brazil reflects a carve-out of the PagSeguro activities for periods prior to August 1, 2015. That carve-out financial information is derived from UOL’s accounting records and does not necessarily reflect the financial position, results of operations or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity in those periods or at those dates.

From January 1, 2014 through July 31, 2015, certain of the assets and liabilities, revenues, costs and expenses directly related to the PagSeguro business were already controlled separately from UOL’s other activities. On the other hand, certain other corporate balances and transactions relating to the PagSeguro operations were not accounted for separately within UOL; these have been allocated to the audited consolidated financial statements of PagSeguro Brazil for the period from January 1, 2014 through July 31, 2015 based on assumptions similar to those used after August 1, 2015, when the PagSeguro business was transferred to PagSeguro Brazil.

PagSeguro currently uses centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business have been recognized as balances between related parties in the audited consolidated financial statements of PagSeguro Brazil. This approach is consistent with the treatment of the audited consolidated financial statements of PagSeguro Brazil prior to August 1, 2015, which were prepared on a carve-out basis. The PagSeguro cash management will be separate from UOL’s cash management starting from the date of completion of this offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of this offering, and any such balances will in any event be repaid within 60 days following completion of this offering.

In addition, during 2016, UOL transferred its 100% interest in Net+Phone and its 75% interest in Boa Compra to PagSeguro Brazil as a capital contribution, and PagSeguro Brazil purchased the remaining 25% non-controlling interests in Boa Compra from its minority shareholders.

Effect of Rounding

Certain amounts and percentages included in this prospectus, including in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil” have been rounded for ease of presentation. Percentage figures included in this prospectus have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. Certain other amounts that appear in this prospectus may not sum due to rounding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Market and Industry Data

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian Internet, payment solutions and e-commerce markets are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); comScore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients; Datafolha, a research institute and affiliate of UOL created by Grupo Folha, which conducts statistical surveys, election polling and opinion and market surveys for the market at large; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatĺstica, or IBGE); the World Bank; SEBRAE; Neoway Business Solutions; Webshoppers; and eMarketer; among others. We also make statements in this prospectus about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the Selling Shareholder, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

The sources of market and industry data contained in this prospectus are listed below:

(1)	Bank of International Settlements, Statistics on Payment, Clearing and Settlement Systems in the CPMI Countries, December 2016.

(2)	ABECS, 2016 Sector Balance (Balanço do Setor 2016), March 2017. (Maria Judith de Brito, a member of our board of directors, is currently a member of the board of ABECS.)

(3)	eMarketer, Worldwide Retail Ecommerce Sales: eMarketer’s Updated Estimates And Forecast Through 2019, December 2015.

(4)	eMarketer, Worldwide Internet and Mobile Users - eMarketer’s Estimates for 2016–2021, April 2017.

(5)	eMarketer, Worldwide Mcommerce Sales Penetration by Country, April 2017.

(6)	ebit, Webshoppers 2017.

(7)	Deloitte, FEBRABAN Bank Technology Report (Pesquisa FEBRABAN de Tecnologia Bancária), 2017.

(8)	BCG and Google, Digital Payments 2020: The Making of a $500 Billion Ecosystem in India, July 2016.

(9)	World Bank, The Global Findex Database 2014: Measuring Financial Inclusion Around the World, April 2015.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

(10)	SEBRAE, CAGED – Employment Analysis (Análise do Emprego – CAGED), June 2017.

(11)	Worldpay, Global Payments Report, November 2016.

(12)	Datafolha, The Payment Methods Market (O Mercado dos Meios de Pagamento), June 2017. (Datafolha is a member of Grupo Folha. This report was commissioned by us and Datafolha has consented to our inclusion of this market data in this prospectus.)

(13)	Neoway Business Solutions, using source data principally from SEBRAE, Brazil’s Tax Authority (Receita Federal), and RAIS, June 2017.

(14)	Source data compiled from the Strawhecker Group, BNR Market Research Report, and the Engagement Survey for Boston Retail Partners, 2016.

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this prospectus into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to PagSeguro Digital from the sale of Class A common shares in this offering will be approximately US$                    million, after deducting commissions and estimated expenses payable by us, and assuming an initial public offering of US$                    per Class A common share, which is the midpoint of the range set forth on the cover of this prospectus.

We currently plan to use the net proceeds from this offering to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business. We also may use a portion of the net proceeds from this offering to finance our working capital. Any remaining net proceeds will be used for other general corporate purposes. Our management will have broad discretion in allocating the net proceeds from this offering.

We will not receive any proceeds from the sale of common shares by UOL.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

DIVIDENDS AND DIVIDEND POLICY

PagSeguro Digital has not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

EXCHANGE RATES

PagSeguro Brazil, our principal operating company, generates substantially all of its revenues in reais and maintains its books and records in reais.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. Between year-end 2016 and June 30, 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar. See “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following table shows the low, high, average and period-end commercial selling rates for the real as against the U.S. dollar, as reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2012	2.11	1.70	1.95	2.04
2013	2.45	1.95	2.16	2.34
2014	2.74	2.20	2.35	2.66
2015	4.19	2.58	3.34	3.90
2016	4.16	3.12	3.48	3.26

Month Ended	Low	High	Average(2)	Period End
March 2017	3.17	3.08	3.13	3.17
April 2017	3.20	3.09	3.14	3.20
May 2017	3.38	3.09	3.21	3.24
June 2017	3.34	3.23	3.30	3.31
July 2017	3.32	3.13	3.21	3.13
August 2017	3.20	3.12	3.15	3.15
September 2017 (through September 18)	3.14	3.09	3.12	3.12

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The table below presents our consolidated cash and cash equivalents, financial investments and capitalization as follows:

(a)	historical financial information of PagSeguro Brazil, on an actual basis;

(b)	PagSeguro Digital, as adjusted to give effect to (i) the constitution of PagSeguro Digital and (ii) the contribution of PagSeguro Brazil to PagSeguro Digital by UOL; and

(c)	PagSeguro Digital, as further adjusted to give effect to (i) the constitution of PagSeguro Digital, (ii) the contribution of PagSeguro Brazil to PagSeguro Digital by UOL and (iii) the issuance and sale by PagSeguro Digital of Class A common shares in this offering at an assumed initial public offering price of US$ per Class A common share (the midpoint of the indicative price range set forth on the cover page of this prospectus, translated into reais using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital.

You should read this table together with the sections of this prospectus entitled “Selected Financial and Operating Information of PagSeguro Brazil” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil,” and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil included elsewhere in this prospectus.

	At June 30, 2017
	PagSeguro Brazil, actual	PagSeguro Digital, as adjusted for the contribution(1)	PagSeguro Digital, as further adjusted for the contribution and this offering(2)
	R$ millions
	(Unaudited)
Cash and cash equivalents	13.2
Total equity	769.8

Total capitalization(3)	769.8

(1)	As adjusted to reflect (i) the constitution of PagSeguro Digital and (ii) the contribution of PagSeguro Brazil to PagSeguro Digital by UOL.
(2)	As further adjusted to reflect (i) the constitution of PagSeguro Digital, (ii) the contribution of PagSeguro Brazil to PagSeguro Digital by UOL and (iii) the issuance and sale by PagSeguro Digital of Class A common shares in this offering at an assumed initial public offering price of US$ per Class A common share (the midpoint of the indicative price range set forth on the cover page of this prospectus, translated into reais using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital.
(3)	Total capitalization is the sum of Borrowings, Derivative financial instruments and Total equity.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The calculations above assume that no holders of stock options under our LTIP will exercise their options to receive Class A common shares.

Except as described above, there have been no material changes to the capitalization of PagSeguro Brazil or PagSeguro Digital since June 30, 2017.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

In                      2017, prior to the launch of this initial public offering, UOL contributed all of its shares in PagSeguro Brazil to PagSeguro Digital in exchange for new shares in PagSeguro Digital, following which UOL holds all of the issued 262,288,607 Class B common shares of PagSeguro Digital. Prior to that contribution (and after accounting for a reverse stock split carried out by PagSeguro Brazil on August 1, 2017, which reduced the total number of its common shares outstanding from 524,577,214 to 262,288,607), UOL held 262,288,606 shares of PagSeguro Brazil, which represented substantially all of the shares of PagSeguro Brazil (the one remaining share being held by a separate shareholder, as required by Brazilian law).

We have presented the dilution calculation below on the basis of PagSeguro Brazil’s net tangible book value at June 30, 2017 because (i) PagSeguro Digital had not commenced operations and had nominal assets and liabilities prior to the contribution of PagSeguro Brazil to it; (ii) we present the historical financial statements of PagSeguro Brazil in this prospectus; and (iii) the number of common shares of PagSeguro Digital in issuance prior to this offering was the same as the number of shares of PagSeguro Brazil in issuance at June 30, 2017 (after accounting for the reverse stock split).

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering. Because the Class A common shares and Class B common shares of PagSeguro Digital have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

•	The historical net tangible book value at June 30, 2017 was R$654.3 million. Net tangible book value consists of total tangible assets less total liabilities.

•	The historical net tangible book value per common share at June 30, 2017 was R$2.49. Net tangible book value per share is the net tangible book value divided by the number of common shares outstanding at June 30, 2017 (262,288,607 shares, after giving effect to the reverse stock split carried out by PagSeguro Brazil on August 1, 2017).

•	Pro forma net tangible book value is equal to the historical net tangible book value plus the proceeds of this offering to PagSeguro Digital, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital. PagSeguro Digital will issue and sell new common shares at an assumed initial public offering price equivalent to R$ per common share (which is the equivalent in reais of US$ per common share, the midpoint of the indicative price range set forth on the cover page of this prospectus, translated into reais using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank). Accordingly, the pro forma net tangible book value, after accounting for the issuance and sale of the new common shares in this offering, less the underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital, is R$ million.

•	The pro forma net tangible book value per common share at June 30, 2017 would have been R$ , based on the 262,288,607 common shares outstanding prior to this offering plus the new common shares to be issued and sold in this offering.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

These figures represent an immediate increase in net tangible book value per common share on a pro forma basis of R$                    per common share to UOL, and a dilution in the net tangible book value per common share of R$                    to new shareholders purchasing in this offering. Dilution is the difference between the offering price per common share paid by the new shareholders and the pro forma net tangible book value per common share.

The following table illustrates this dilution to new investors per common share:

R$ (except for %)
Assumed initial offering price per common share
Historical net tangible book value per common share at June 30, 2017	2.49
Pro forma net tangible book value per common share after completion of this offering
Increase in net tangible book value per common share to UOL on pro forma basis
Dilution in net tangible book value per common share to new shareholders
Percentage of dilution per share to new investors	%

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a bookbuilding process.

The following table summarizes, on the same pro forma as adjusted basis at June 30, 2017, the number of common shares acquired from PagSeguro Digital, the total cash consideration paid and the average price per common share paid to PagSeguro Digital, by UOL and by the new shareholders purchasing Class A common shares in this offering. This information is based on the assumed initial public offering price of R$                     per Class A common share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital in connection with this offering.

	Common Shares Purchased			Total Consideration		Average Price per Common Share (R$)
	Class B	Class A	Percentage of total common shares	Amount (R$ millions)	Percentage

UOL
New shareholders

Total

An increase (decrease) of US$1.00 in the assumed initial public offering price of US$ per Class A common share (the midpoint of the indicative price range per Class A common share indicated on the cover page of this prospectus, translated into reais at the exchange rate used above), would, after the conclusion of this offering, increase (decrease) (1) the value of our shareholders’ equity by R$                    million, and (2) the value of our pro forma net tangible book value per common share to new investors by R$                    , assuming that the number of Class A common shares offered herein, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by PagSeguro Digital.

The discussion and tables above do not reflect the exercise of any rights to receive new common shares by beneficiaries under our LTIP. To the extent any beneficiaries under our LTIP exercise their rights to receive common shares, new investors will experience further dilution.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

MARKET INFORMATION

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure you that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade on the public market subsequent to this offering at or above the initial public offering price.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

SELECTED FINANCIAL AND OPERATING INFORMATION OF PAGSEGURO BRAZIL

The following tables summarize financial data for PagSeguro Brazil for each of the periods indicated. You should read this information in conjunction with the following other information included elsewhere in this prospectus:

•	the audited consolidated financial statements of PagSeguro Brazil at December 31, 2016, 2015 and 2014 and for each of the three years ended December 31, 2016 and the related notes;

•	the unaudited condensed consolidated interim financial statements of PagSeguro Brazil at June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 and the related notes; and

•	the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil.”

The selected financial data for PagSeguro Brazil at and for the years ended December 31, 2016, 2015 and 2014 included below is derived from the audited consolidated financial statements of PagSeguro Brazil included elsewhere in this prospectus, which were prepared in accordance with IFRS.

The selected financial data for PagSeguro Brazil included below at and for the six months ended June 30, 2017 and 2016 has been derived from PagSeguro Brazil’s unaudited condensed consolidated interim financial statements, which were prepared in accordance with IAS 34 and are included elsewhere in this prospectus and which include, in the opinion of management, all adjustments considered necessary to present fairly PagSeguro Brazil’s results of operations and financial position for the periods and dates presented. The results of operations for these interim periods are not necessarily indicative of PagSeguro Brazil’s results for the full year or any other interim period.

Statements of Operations Data

	For the Years Ended December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Net revenue from sales and services	223.9	740.6	444.7	208.3
Cost of sales and services	(190.4)	(629.8)	(381.6)	(142.5)

Gross Profit	33.5	110.8	63.2	65.8
Selling expenses	(60.4)	(199.9)	(162.6)	(81.4)
Administrative expenses	(26.1)	(86.4)	(62.4)	(51.3)
Other operating income (expenses), net	0.4	1.4	1.7	(3.3)

Operating Loss	(52.6)	(174.1)	(160.2)	(70.3)
Financial Result
Financial income	118.6	392.4	219.5	115.8
Financial expenses	(20.6)	(68.3)	(29.7)	(11.1)
Other financial income	0.9	3.0	9.9	1.8
Foreign exchange variation, net	0.7	2.3	0.8	—

Profit before Income Taxes	47.0	155.4	40.3	36.2
Current income tax and social contribution	(2.2)	(7.4)	(2.6)	(9.9)
Deferred income tax and social contribution	(6.1)	(20.1)	(2.2)	1.0

Income Tax and Social Contribution	(8.3)	(27.6)	(4.8)	(8.9)

Net Income for the Year	38.6	127.8	35.5	27.3

Attributable to:
Owners of PagSeguro Brazil	38.4	127.2	35.1	26.0
Non-controlling interests	0.2	0.6	0.4	1.3
Basic and diluted earnings per common share – R$(2)	0.1466	0.4849	0.1338	0.0990

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

	For the Six Months Ended June 30,
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions, except amounts per share and %)
	(Unaudited)
Net revenue from sales and services	208.8	690.9	292.3
Cost of sales and services	(164.8)	(545.3)	(262.7)

Gross Profit	44.0	145.6	29.6
Selling expenses	(45.0)	(149.0)	(81.4)
Administrative expenses	(20.4)	(67.4)	(40.6)
Other operating income (expenses), net	(0.8)	(2.7)	4.4

Operating Loss	(22.2)	(73.5)	(88.1)

Financial Result
Financial income	94.1	311.4	168.1
Financial expenses	(12.9)	(42.8)	(14.7)
Other financial income	0.7	2.4	2.0
Foreign exchange variation, net	0.3	0.9	(0.2)

Profit before Income Taxes	60.0	198.6	67.1

Current income tax and social contribution	(17.5)	(57.9)	(6.8)
Deferred income tax and social contribution	0.7	2.2	(8.3)

Income Tax and Social Contribution	(16.8)	(55.7)	(15.1)

Net Income for the Period	43.2	142.8	52.0

Attributable to:
Owners of PagSeguro Brazil	43.2	142.7	51.4
Non-controlling interests	—	0.1	0.6

Basic and diluted earnings per common share – R$(2)	0.1646	0.5444	0.1961

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Operating Data

	At and For the Years Ended December 31,
	2016(1)	2016	2015	2014
Operating Statistics:
Active merchants at year-end (in millions)	1.398	1.398	0.874	0.463
TPV (in billions)	US$4.3	R$14.1	R$7.4	R$3.7
Average spending per active merchant	US$3,749	R$12,404	R$11,047	R$10,449

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	At and For the Six Months Ended June 30,
	2017(1)	2017	2016
Operating Statistics:
Active merchants at period-end (in millions)	2.082	2.082	1.056
TPV (in billions)	US$4.3	R$14.2	R$5.6
Average spending per active merchant	US$2,057	R$6,804	R$5,267

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Balance Sheet Data

The following table presents key line items from PagSeguro Brazil’s consolidated balance sheet data:

	At December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	24.2	80.0	6.9	1.2
Financial investments	39.7	131.2	–	–
Note receivables	518.6	1,715.5	1,110.0	665.9
Receivables from related parties	90.9	300.8	55.9	84.3
Inventories	6.3	21.0	41.2	16.1
Taxes recoverable	5.4	17.7	5.8	6.7
Other receivables	1.4	4.5	21.0	4.3

Total Current Assets	686.4	2,270.8	1,240.8	778.6

Non-Current Assets
Judicial deposits	0.2	0.5	0.4	0.5
Prepaid expenses	–	0.1	0.4	–
Deferred income tax and social contribution	2.5	8.3	6.7	8.1
Property and equipment	1.4	4.6	3.8	1.9
Intangible assets	26.0	86.1	48.6	28.5

Total Non-Current Assets	30.1	99.7	59.9	39.0

TOTAL ASSETS	716.5	2,370.4	1,300.7	817.6

	At December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	394.2	1,304.0	683.1	369.9
Trade payables	18.7	61.7	35.3	3.5
Payables to related parties	23.0	76.2	92.4	–
Derivative financial instruments	2.0	6.6	–	–
Borrowings	62.0	205.2	–	–
Salaries and social charges	6.1	20.3	13.7	0.4
Taxes and contributions	2.1	6.9	3.0	2.8
Provision for contingencies	0.2	0.7	–	1.6
Dividends payable and interest on own capital	6.7	22.2	3.2	3.1
Other payables	4.6	15.2	1.8	4.0

Total Current Liabilities	519.7	1,719.2	832.5	385.3
Non-Current Liabilities
Deferred income tax and social contribution	7.4	24.4	6.3	5.4
Provision for contingencies	–	–	–	0.3

Total Non-Current Liabilities	7.4	24.4	6.3	5.7

TOTAL LIABILITIES	527.0	1,743.5	838.8	391.0
TOTAL EQUITY	189.5	626.9	461.9	426.6

TOTAL LIABILITIES AND EQUITY	716.5	2,370.4	1,300.7	817.6

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

	At June 30, (Unaudited)		At December 31, (Audited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	4.0	13.2	80.0
Financial investments	—	—	131.2
Note receivables	712.8	2,358.1	1,715.5
Receivables from related parties	71.9	238.0	300.8
Inventories	16.5	54.5	21.0
Taxes recoverable	2.3	7.6	17.7
Other receivables	1.9	6.4	4.5

Total Current Assets	809.5	2,677.9	2,270.8

Non—Current Assets
Judicial deposits	0.2	0.7	0.5
Prepaid expenses	—	0.1	0.1
Deferred income tax and social contribution	6.0	20.0	8.3
Property and equipment	1.3	4.3	4.6
Intangible assets	34.9	115.6	86.1

Total Non—Current Assets	42.5	140.7	99.7

TOTAL ASSETS	852.0	2,818.6	2,370.4

	At June 30, (Unaudited)		At December 31, (Audited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	544.1	1,800.1	1,304.0
Trade payables	31.1	103.0	61.7
Payables to related parties	9.6	31.7	76.2
Derivative financial instruments	—	—	6.6
Borrowings	—	—	205.2
Salaries and social charges	7.6	25.0	20.3
Taxes and contributions	9.1	30.0	6.9
Provision for contingencies	0.4	1.3	0.7
Dividends payable and interest on own capital	—	—	22.2
Other payables	6.1	20.3	15.2

Total Current Liabilities	608.0	2,011.3	1,719.2

Non—Current Liabilities
Deferred income tax and social contribution	10.3	34.0	24.2
Provision for contingencies	1.1	3.5	—

Total Non—Current Liabilities	11.3	37.4	24.2

TOTAL LIABILITIES	619.3	2,048.7	1,743.5

TOTAL EQUITY	232.7	769.8	626.9

TOTAL LIABILITIES AND EQUITY	852.0	2,818.6	2,370.4

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using a rate of R$3.3082 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

INDUSTRY

Micro-Merchants and Small and Medium Businesses Drive the Brazilian Economy

According to SEBRAE and the Portal do Empreendedor, in 2016, Micro-Merchants and SMEs accounted for 99.8% of Brazil’s 12 million businesses. According to data published by Neoway Business Solutions in 2017, Micro-Merchants and SMEs represented 35.4% of the R$5.1 trillion total annual TPV from businesses in the following sectors: wholesale, retail, other commercial, electronics, pharmaceutical, hotels and food service, education, healthcare, professional and technical services, textiles and transportation. SEBRAE and Brazil’s General Registry of the Employed and Unemployed Workers (Cadastro Geral de Empregados e Desempregados, or CAGED) report Micro-Merchants and Small Companies created more than 170,000 new jobs in the first six months of 2017. In addition, according to SEBRAE, between 2010 and 2016, the number of individual entrepreneurs in Brazil grew by approximately one million per year.

Significant Room for Growth of Alternative and Digital Payment Methods

Business and consumers in developed economies are moving away from cash and paper payments at a slow but steady rate and migrating to electronic payment mechanisms. Since this trend has not yet fully impacted the Brazilian economy, the opportunity for expansion of digital payments in Brazil remains significant. For example, 59% of the Brazilian population reported having made or received a digital payment in 2015, compared to 92% in the United States and 97% in the United Kingdom, according to the World Bank. In the same year, cash and other physical payment means represented 48% of total consumer payments by transaction volume in Brazil, compared to 37% in the United States and 27% in the United Kingdom.

The migration away from checks, in particular, creates efficiencies for businesses, who can reduce cost and accelerate cash flow if their accounts payable and accounts receivable functions are automated through electronic payments and reconciliation. Similar opportunities exist for consumer bill payment, direct deposit, and person-to-person payments.

Brazil has been an early adopter of disruptive innovation in a number of areas, being the third largest market for Uber, the second largest market for Waze and the third largest market for Facebook worldwide. In e-commerce, transaction volumes in Brazil grew to R$44.4 billion in 2016 from R$18.7 billion in 2011 according to eMarketer, representing average growth of 18.9% per year for the period. In addition, the growth of e-commerce over mobile devices, which, according to eMarketer, in 2015 represented 11.7% of e-commerce transactions in Brazil, compared to 23.6% in the United States, creates new payments options for both sellers and buyers, bringing business opportunities for acquirers and digital payments providers. Furthermore, according to the World Bank and calculated using the weighted average, Brazil has a high penetration of mobile phones, with 119 mobile phones per 100 inhabitants at December 31, 2016, compared to 118 in Organization for Economic Cooperation and Development, or OECD, member countries and 102 worldwide. This trend is driven by (i) the rollout of 3G and 4G networks (98% of the Brazilian population had access to 3G at year-end 2016); (ii) increased smartphone penetration (the number of smartphones in Brazil represented 96% of the population at year-end 2016); and (iii) the increasing accessibility of mobile data plans.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption

The structure of the Brazilian financial market creates significant opportunities for technology-driven disruption, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. For example, a World Bank report using 2015 data rated principal banking markets using the Herfindahl-Hirschman Index, or HHI, which expresses market concentration of gross loans, where 10,000 represents a perfect monopoly and 1 represents perfect competition. According to this report, Brazil had HHI concentration of 1,248 in 2015, making it the 18th most concentrated market in the world on this measure. In the same year the United States had HHI concentration of 714, making it the 36th most concentrated market; and the United Kingdom had HHI concentration of 432, making it the 42nd most concentrated market. The same report showed that banking penetration in Brazil lags more developed markets in terms of the percentage of the population that had a bank account, had a credit card, or had made or received a digital payment. Brazil’s relative lack of penetration was even greater with respect to e-commerce and mobile payments. These lower penetration measures are amplified among the lower income classes in Brazil.

Source:    World Bank

Payment card use also remains relatively low in Brazil compared to more developed markets. According to a December 2016 report by BIS, and data from the World Bank, debit and credit card payments accounted for 28.4% of Brazilian household consumption in 2015, compared with 45.0% in the United States and 54.9% in the United Kingdom, representing significant growth potential for acquirers in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Commerce Is Increasingly Digital and Mobile Worldwide

According to the International Telecommunications Union, an estimated 3.3 billion people, or 44.6% of the total global population, used the Internet in 2016, compared with 2.1 billion people, or 30.7% of the total global population, in 2011. Of this user base, 58.3% carried out e-commerce transactions in 2016, compared with 37.2% in 2011, showing significant growth in e-commerce. This growth is supported by the global increase in mobile device penetration, reductions in the cost of Internet access in various markets, and improving telecommunications network infrastructure.

The increasing number of businesses offering online shopping is fueling consumer demand for faster and more reliable payment methods. We believe these trends create an environment where merchants feel compelled to interact more closely with a broader range of customers, through the use of online stores, mobile-friendly technologies and extensive compatibility with digital payment methods, such as cards and e-wallets. For example, according to BIS the World Bank and Worldpay, in 2015, 25% of total money spent online was via credit cards, 17% was via debit cards, 10% was via bank transfer, 7% was via cash on delivery, 31% was via an e-wallet and 10% was via other payment methods.

We believe that there is a significant market opportunity for growth in e-commerce in Brazil. As mentioned above, e-commerce transaction volumes in Brazil grew to R$44.4 billion in 2016 from R$18.7 billion in 2011 according to Webshoppers. According to eMarketer, Brazil had the fourth largest online audience in the world with 139 million Internet users in 2016, representing penetration of 58.2% of the population, compared with penetration of 82.5% in the United States. Regionally, e-commerce in Latin America grew at an average growth rate of 28.9% per year from 2012 to 2015 according to data prepared by eMarketer, despite recent macroeconomic volatility in certain countries, particularly Brazil.

Businesses Are Shifting Towards Increasingly Non-Bureaucratic, Friendly and All-in-One Services

As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. Significant number of businesses in Brazil remain unserved or underserved in terms of online payments, POS and mPOS services as well as value-added financial services tools for a number of reasons, including:

•	Lack of access: According to a Datafolha survey carried out in June 2017, more than half of the Micro-Merchants and SMEs in Brazil did not accept payment cards in 2016, and only one in 10 operates via a digital platform.

•	Lack of all-in-one offerings: Given the low availability of integrated, end-to-end ecosystems, merchants frequently have to assemble hardware, software, and payment services from a number of third parties in order to run their businesses.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	Time-consuming, limited access to conventional funds: Micro-Merchants and SMEs have historically faced difficulties accessing early payment of installment receivables from the incumbent payment processing providers in Brazil. In addition, when they provide the service, the incumbents often require customers to request early payment on a transaction-by-transaction basis. Furthermore, conventional funds generally involve high interest rates in Brazil. According to the Central Bank, as at June 30, 2017, average financial costs were 125% per annum for a personal loan, 323% per annum for overdraft credit for a private individual, 339% per annum for overdraft credit for a business and 378% for revolving credit for a private individual. In comparison, we offer our early payment of installment receivables service for merchants at a rate equivalent to 42% per annum.

•	Lack of transparency: Certain incumbent payment processing providers in Brazil offer terms and pricing that can be complex and unpredictable. The process for obtaining a POS device can be time-consuming and complex, since the larger acquirers are linked to major banks and require the merchant to become a bank client in order to receive the device. Partly for these reasons, a significant portion of Micro-Merchants remain unbanked and therefore represent a market opportunity for digital payment solutions, particularly from a provider who can offer simpler onboarding and preapproved early payment of installment receivables.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF PAGSEGURO BRAZIL

You should read the following discussion of PagSeguro Brazil’s financial condition and results of operations in conjunction with the audited consolidated financial statements of PagSeguro Brazil and the notes thereto included elsewhere in this prospectus, as well as the data set forth in “Summary Financial and Operating Data of PagSeguro Brazil” and “Selected Financial and Operating Information of PagSeguro Brazil.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil, the words “we,” “us” and “our” mean PagSeguro Brazil and its subsidiaries on a consolidated basis. Prior to receiving the shares of PagSeguro Brazil from UOL in a contribution transaction in                     2017, PagSeguro Digital Ltd., the Company whose shares are being offering by this prospectus, had not commenced operations and had only nominal assets and liabilities.

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. We are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 30 payment methods and six cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

Corporate Events

Our Incorporation

PagSeguro Digital Ltd. was incorporated in July 2017 by UOL. At that time UOL also held 524,577,214 shares of our principal operating company, PagSeguro Brazil (which were substantially all of the shares PagSeguro Brazil, the one remaining share being held by a separate shareholder, as required by Brazilian law). On August 1, 2017, PagSeguro Brazil carried out a reverse stock split, following which UOL held 262,288,606 shares in PagSeguro Brazil, the one remaining share being held by the separate shareholder.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In                      2017, prior to the launch of this initial public offering, UOL contributed all of its shares in PagSeguro Brazil to PagSeguro Digital. As a result, PagSeguro Digital owns substantially all of the shares of PagSeguro Brazil, together with PagSeguro Brazil’s subsidiaries and activities. In return for this contribution, PagSeguro Digital will issue 262,288,606 new Class B common shares to UOL in a 1:1 exchange for the shares of PagSeguro Brazil contributed to it. Taken together with the one Class B common share of PagSeguro Digital that UOL already held prior to that contribution, UOL will then hold all of the issued shares of PagSeguro Digital immediately prior to this offering, consisting of 262,288,607 Class B common shares.

Immediately prior to this initial public offering, therefore, UOL will hold all of the issued and outstanding 262,288,607 shares in PagSeguro Digital, and PagSeguro Digital will hold all of the 262,288,607 issued and outstanding shares in PagSeguro Brazil except one.

The 2015 Reorganization

PagSeguro Brazil was incorporated as a legal entity in 2006, although it did not operate the PagSeguro business prior to August 1, 2015 since most of the PagSeguro business activities were operated by other UOL group members prior to that date. On August 1, 2015, UOL carried out a corporate reorganization in which it segregated some of the PagSeguro activities from its other activities and contributed them to PagSeguro Brazil.

Prior to the contribution of these PagSeguro activities to PagSeguro Brazil, their financial results were recorded in UOL’s financial statements. As a result, the financial information of PagSeguro Brazil reflects a carve-out of our PagSeguro activities for periods prior to August 1, 2015. This carve-out financial information is derived from UOL’s accounting records and does not necessarily reflect the financial position, results of operations or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity in those periods or at those dates.

From January 1, 2014 through July 31, 2015, certain of the assets and liabilities, revenues, costs and expenses directly related to the PagSeguro business were already controlled separately from UOL’s other activities. On the other hand, certain other corporate balances and transactions relating to the PagSeguro operations were not accounted for separately within UOL; these have been allocated to the audited consolidated financial statements of PagSeguro Brazil for the period from January 1, 2014 through July 31, 2015 based on assumptions similar to those used after August 1, 2015, when the PagSeguro business was transferred to PagSeguro Brazil.

PagSeguro currently uses centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business have been recognized as balances between related parties in the audited consolidated financial statements of PagSeguro Brazil. This approach is consistent with the treatment of the audited consolidated financial statements of PagSeguro Brazil prior to August 1, 2015, which were prepared on a carve-out basis. The PagSeguro cash management will be separate from UOL’s cash management starting from the date of completion of this offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of this offering, and any such balances will in any event be repaid within 60 days following completion of this offering.

In addition, during 2016, UOL transferred its 100% interest in Net+Phone and its 75% interest in Boa Compra to PagSeguro Brazil as a capital contribution, and PagSeguro Brazil purchased the remaining 25% non-controlling interests in Boa Compra from its minority shareholders.

Financial Presentation and Accounting Practices

For information on our consolidated financial statements, see “Presentation of Financial and Other Information.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Principal Factors Affecting Our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian digital payments market, trends affecting the broader Brazilian financial technology solutions industry, and trends affecting the specific markets and customer base that we target, particularly Micro-Merchants and SMEs in Brazil. The following key factors may affect our future performance.

Adoption of our digital payment services and POS devices

We believe our digital platform, digital payment services and POS devices are the foundation of our relationship with our clients. We generate revenue through the commissions and other fees that we charge for electronic payment intermediation, as well as fees for other services and revenues from sales of POS devices and related items. We intend to continue to drive growth in our digital payment services, POS devices and early payment of receivables service that we offer merchants by scaling our solutions to meet the needs of our clients.

Our digital payment solutions and POS devices are the principal way in which our clients become familiar with our full range of products and services. We seek to leverage the familiarity generated by these services and devices to encourage merchants to sign up for our other services, which can help them increase their sales and, in turn, generate incremental revenue for us. As a result, the number of new merchants who adopt our digital payment services and purchase our POS devices will affect our growth.

Increased use of credit and debit cards and expanded card payments network

The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. In 2014, according to ABECS and the Central Bank, the transaction volume for payment cards overtook the transaction volume for checks for the first time. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 15.2% from 2010 to 2016 according to ABECS. As a further indication of this growth, MasterCard stated that the Brazilian real was one of its three primary revenue billing currencies in 2016.

Growth of e-Commerce

Our financial results depend in part on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for only 3.6% of retail sales in 2016, compared to 7.8% in the United States. According to a 2017 report commissioned by ABECS and carried out by Datafolha, online purchases made up only 19.2% of the total credit card transaction volume in Brazil in 2016, an increase of 3.2% from 18.6% in 2015. Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Launch of new products and services and cross-selling to our clients

We strive to stay on the cutting edge of the financial technology solutions industry by developing and launching new products and services to offer to both new and existing clients and intend to continue to invest in product development to build new products and services and to bring them to market. This allows us to continue to meet the needs of our clients, as these needs grow and change over time. While we expect our total operating expenses to increase in the short term as we plan for growth, we expect these expenses to decline as a percentage of Net revenue from sales and services over the medium term as these investments benefit our business and our business grows.

Our existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental sales and marketing expenses for us. We believe that our range of services, many of which can be used for both business and personal needs, represents an opportunity to further increase engagement with our existing clients. We plan to continually invest in product development so as to maintain and increase the attractiveness of our products and services. To the extent that we are able to cross-sell these products and services and develop and introduce new products and services to our existing clients and attract new clients, we expect our revenues and financial income to continue to grow and our margins to increase.

Sales and marketing investment

Our marketing strategy is designed to grow our platform by reinforcing brand recognition and confidence associated with the PagSeguro brand, attracting new users and increasing frequency of use by our existing users. We continue to build and maintain brand recognition and awareness, while generating demand for our products and services through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, online advertising and sponsored blogs. Marketing initiatives that specifically aim to recruit merchants to our ecosystem currently focus on our POS and mPOS devices, web checkout solutions and other online payment solutions, such as Pag.ae. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network effect” where existing clients recruit new clients for us through word-of-mouth recommendations. Given the nature of our revenue streams, which are distributed over time as merchants process transactions, purchase POS devices and/or request early payments of their receivables from credit card installments, our investments in sales and marketing campaigns do not realize returns in the same period in which they are made but over subsequent periods, which could adversely affect our short-term results.

Merchant size

We benefit from our primary focus on Micro-Merchants and SMEs, who we believe were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil before PagSeguro. As our existing merchants grow and as we serve increasingly larger merchants we expect our TPV to grow accordingly, while we will remain focused on Micro-Merchants and SMEs. Serving an increasing number of larger merchants also presents an opportunity to cross-sell value-added services such as accounting reconciliation, which generate incremental revenues and profit with low or no customer acquisition costs. Over time, we expect an increasing portion of our growth to come from a combination of increased numbers of active merchants and increased average spending per active merchant.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Consumer adoption of our products and services

Many of our products and services reach consumers directly. Our escrow period service for consumer protection and mediation services make e-commerce safer for consumers, and we believe our digital account and PagSeguro prepaid cards provide easy, attractive alternatives for consumers who do not have bank accounts. In addition, our social payment solutions, such as Pag.ae, allow our clients to use their PagSeguro account for either business or personal needs. We have made significant investments in the development of these consumer-facing products and services, and our ability to grow our consumer network going forward will be important for strengthening our ecosystem and driving our growth.

Currency fluctuations

We do not generate material revenues in foreign currencies that could substantially affect our results of operations. Certain of our expenses are subject to currency fluctuation, as the prices of the POS devices we purchase are set in U.S. dollars (both for the devices we imported from outside Brazil prior to mid-2015, and for the locally-made devices we have been purchasing since then).

Inflation

Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the IPCA, Brazilian inflation rates were 6.3%, 10.7% and 6.4% in 2016, 2015 and 2014, respectively, while the official interest rate increased from 7.25% in 2014 to 13.75% in 2016. For more information, see “—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect by increasing the prices we charge for our products and services.

When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. However, if our merchants raise their prices due to inflation, the amount we receive on each transaction also increases.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pricing and revenue mix in our payment processing services

We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 2.39% for POS debit card transactions, 3.19% for POS credit card transactions not paid in installments, 3.79% for POS credit card transactions paid in installments and 3.99% for online transactions, irrespective of whether such online transaction was paid in installments. Online transactions are also charged a fixed amount of R$0.40 per sale in addition to these MDR rates. Payments made using meal voucher cards and other payment methods generate per-transaction and/or percentage commissions at various rates. The MDR rates for credit card transactions vary according to whether the merchant has opted for the 14-day or one-day payment service under our payment date election service. For merchants who select the one-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.

We face competition in all of our payment services and sales of POS devices, and we expect this competition to intensify in the future. For further information, see “Risk Factors—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.” In addition, we currently offer lower pricing to certain of our clients who generate higher TPV, and we may be required to extend this pricing to other clients as our merchant base expands to include a greater proportion of larger merchants.

Financing of our early payment of merchants’ receivables service

We receive significant financial income from offering our merchants the option to obtain early payment of their receivables from credit card installments. We also incur significant financial expenses in order to fund this service. Through the date of this initial public offering, we have funded this service (i) principally by obtaining early payment of note receivables due to us from the card issuers and acquirers, enabling us to provide the related early payment service to merchants, as well as (ii) through our general third party borrowings and own capital. We plan to use a portion of the proceeds from this offering in order to reduce our recourse to outside funding for this early payment service. Our ability to maintain adequate funding for this early payment service is important for our operations and future income generation. For further information, see “Principal Components of Our Results of Operations—Financial Expenses.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Interchange fees

We rely on card issuers and card schemes to process our transactions, and we are required to pay fees for this service. In addition, although we are accredited as an acquirer, we also use third-party acquirers. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card schemes have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. These increased fees increase our operating costs and reduce our profit margins.

The interchange fee, which we record as Transaction costs within Cost of Sales and Services, has the potential to affect our operating costs and margin. An increase in interchange fees will result in an increase in our operating costs and if we cannot pass the interchange fees onto customers via a corresponding increase in MDR, our margin will also be affected. We cannot predict if or when the card schemes will increase their interchange fees, or what the amount of any such increases may be. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—We partially rely on card issuers or payment schemes to process our transactions, and changes to credit card scheme fees, rules or practices may harm our business.”

Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending

Substantially all of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the financial technology solutions industry in general, are particularly sensitive to changes in economic conditions.

Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impact the number and overall value of payment transactions. The interest rates charged on consumer credit transactions have an indirect effect on us to the extent that lower interest rates can lead to increases in private consumption, and therefore increases in the number of credit and debit card transactions or decreases in the number of installments consumers elect when making a purchase. Increases in interest rates, on the other hand, may lead to a decrease in private consumption or an increase in the number of installments consumers elect when making a purchase. Increases in interest rates may also cause fewer merchants to decide to use our early payment of receivables service if our overall financing costs require us to increase the discount rate we charge for this service.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through at least the end of 2017. For more information, see “Risk Factors—Risks Relating to Brazil—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP, yet digital payment penetration remains low compared to more developed economies. According to a December 2016 report by BIS and Bureau of Economic Analysis, or BEA, card usage as a payment method in Brazil represented only approximately 28% of private consumption in 2015, compared to approximately 45% in the United States. According to Datafolha, out of the 53% of entrepreneurs who do not own POS devices, 26% intend to acquire one in the next six months, this percentage being even higher among Micro-Merchants. We believe that a significant portion of this underpenetration is due to the number of unbanked individuals, who make up a major target sector for us. According to data from the World Bank, as of 2014, 31.9% of the Brazilian population above 15 years old, or 65.1 million individuals, did not have a bank account.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2017	2016	2016	2015	2014
Real growth (contraction) in gross domestic product	0.0%	(4.5)%	(4.0)%	(3.8)%	0.1%
Inflation (IGP-M)(1)	(2.0)%	5.9%	7.2%	10.5%	3.7%
Inflation (IPCA)(2)	1.2%	4.4%	6.3%	10.7%	6.4%
Long-term interest rates – TJLP (average)(3)	7.3%	7.5%	7.5%	6.3%	5.0%
CDI interest rate (average)(4)	11.8%	14.1%	14.0%	13.4%	10.8%
LIBOR(5)	1.1%	0.6%	0.7%	0.3%	0.2%
Period-end exchange rate—reais per US$1.00	3.308	3.210	3.259	3.905	2.656
Average exchange rate—reais per US$1.00(6)	3.181	3.702	3.485	3.339	2.355
Change in average exchange rate of the real vs. US$	16.4%	(19.7)%	(4.2)%	(29.5)%	(8.4)%
Unemployment rate(7)	13.4%	11.3%	11.5%	8.5%	6.8%

Source:	FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.

The Brazilian political and economic scenario has recently been characterized by high levels of uncertainty and instability, including a contraction of economic growth, despite a recent appreciation, an overall sharp depreciation of the real against the U.S. dollar, increased levels of unemployment and depressed levels of consumer confidence and spending. Brazil entered a recession in 2014 due in part to a decrease in global commodities prices as well as wide-scale corruption probes focused on certain state-owned companies and uncertainty surrounding the presidency of President Dilma Rousseff, which culminated in impeachment in 2016. For further information, see “Risk Factors—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Our business has grown rapidly, driven by new clients and increased TPV, with our Net revenue from sales and services increasing to R$740.6 million in 2016 from R$208.3 million in 2014, and our Financial income increasing to R$392.4 million in 2016 from R$115.8 million in 2014. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among Micro-Merchants, SMEs and individuals without bank accounts.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Seasonality

We operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. While we have not experienced significant seasonality in our results as of the date of this prospectus due to our ongoing growth, this could change in the future. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Our quarterly Results of Operations of PagSeguro Brazil and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”

Trend Information

We believe that demand for our products and services will remain strong in coming years, since our addressable market remains significant. We believe that this market opportunity will continue to fuel volume growth in our business, supported by increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services.

New IFRS standards that may affect our future results of operations

Certain IFRS standards and interpretations that have been issued but are not yet in effect could impact the presentation of our financial position or performance once they become effective. For further information, see Note 2.17 to the audited consolidated financial statements of PagSeguro Brazil and Note 2.2 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Principal Components of Our Results of Operations

The following is a summary of the items comprising our statements of income:

Net Revenue from Sales and Services

Our Net revenue from sales and services consists of gross revenues less deductions from those revenues.

Our gross revenues consist mainly of (i) commissions and other fees that we charge for electronic payment intermediation as well as fees for other services, which we recognize as Gross revenue from transaction activities and other services; and (ii) sales of POS devices and related items, which we recognize as Gross revenue from sales.

In order to arrive at our Net revenue from sales and services, we make certain deductions from our Gross revenue. These deductions consist principally of Brazilian sales taxes as well as returns of defective POS devices and cancelled purchases.

In addition, remuneration from the early payment of receivables service that we offer merchants makes up a significant portion of our overall income. We generate this remuneration in the form of a discount that we withhold from the transaction value of the receivables that we pay to merchants in advance. We account for this discount as Financial income, a line item within our Financial result, and not as Net revenue from sales and services. As a result, you should not consider our Operating loss alone as a measure of our performance since it does not capture the significant income from this early payment of receivables service (or the related financial expenses).

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Gross revenue from transaction activities and other services

Our main source of revenue is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, and/or other commissions or per-transaction fees. This line item also includes the fees we charge for other services. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.

Gross revenue from sales

We also earn revenue from the sale to merchants of our POS devices. We currently offer the Minizinha for a purchase price of 12 monthly installments of R$9.90, the Moderninha Wifi for a purchase price of 12 monthly installments of R$39.90 and the Moderninha Pro for 12 monthly installments of R$69.90. This line item also includes revenues from sales of POS device peripherals such as charging bases and protective covers. We recognize these revenues upon delivery of the equipment to the merchant.

Deductions from gross revenue from transaction activities and other services

The amounts deducted from our Gross revenue from transaction activities and other services consist principally of the applicable Brazilian sales taxes and social security contributions:    service tax (Imposto sobre Serviços, or ISS); contributions to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS); and contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social, or COFINS). We are required to collect each of these on our transaction activities and other services.

Deductions from gross revenue from sales

The amounts deducted from our Gross revenues from sales consist of (i) PIS and COFINS, as well as the Imposto sobre Circulação de Mercadorias e Serviços tax, or ICMS, that we are required to collect on sales of devices and peripherals, and (ii) amounts corresponding to defective POS devices that are returned to us and purchases that are cancelled by merchants.

The applicable taxes and contributions vary according to whether the device and peripheral was manufactured in Brazil or imported. For locally-made devices, when we purchase the device we pay the taxes and contributions to the supplier at standard rates; and when we sell the device to our clients, we collect these taxes at the same rates on the selling price, record the tax on the sale in this line item as a deduction, and remit the difference between the taxes on or input cost and our selling price to the taxing authorities. For imported devices, we pay a lower rate of tax in place of ICMS on the purchase, and are not required to charge ICMS when we sell the device to our clients, meaning that the amount recorded in this deductions line item is relatively lower for imported devices. Prior to mid-2015 we purchased significant numbers of imported POS devices, but since mid-2015 substantially all of the POS devices we sell have been manufactured in Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Cost of Sales and Services

Our Cost of sales and services represents the amounts that make up the cost of the services and devices we sell. These amounts are divided into Transaction costs, Marketing and advertising, Personnel expenses, Depreciation and amortization and Other costs. For further information on these costs, see Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

•	Transaction costs consist of: interchange fees set by card schemes that are paid to the financial institution that is the issuer of the card; assessment fees paid to card schemes; fees paid to third-party payment processors; fees paid to acquirers; bank settlement fees; and amounts we spend in purchasing POS devices and peripherals from our suppliers, together with the related shipping charges and applicable purchase tax. All of the Transaction costs shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil are accounted for within our Cost of sales and services.

•	Personnel expenses consist of wages, overtime, benefits (such as meal vouchers, transportation vouchers and medical insurance, among others), profit sharing, and social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) contribution and the Brazilian Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) contribution. The total Personnel costs shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Personnel expenses that is accounted for within our Cost of sales and services refers to employees engaged in activities related to the cost of goods and services that we sell, such as technology, customer support, logistics, antifraud activities and mediation services.

•	The total for Marketing and advertising costs shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil is divided between our Cost of sales and services as well as our Selling expenses. Of this total, the portion of Marketing and advertising that is accounted for within our Cost of sales and services relates to amounts that we spend on consulting services and call centers for providing mediation services to our clients, and technical and after-sales support.

•	The total Depreciation and amortization charges shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Depreciation and amortization charge that form part of our Cost of sales and services consists mainly of (i) the depreciation of equipment, furniture, technology and installations that form part of the cost of the goods and services that we sell, and (ii) the amortization of software that we develop internally for use in our operations, which is shown in Note 11 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

•	The total Other costs shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Other costs that form part of our Cost of sales and services consists mainly of items such as travel expenses and office supplies that form part of the cost of the goods and services that we sell.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Selling Expenses

Our Selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into Marketing and advertising, Personnel expenses, Chargebacks, Depreciation charges and Other costs. For further information on these expenses, see Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

•	The portion of Marketing and advertising that form part of our Selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in search platforms, telemarketing related to POS device sales, commissions to our third party sales force and partners such as platforms, bloggers and developers, expenses incurred in relation to trade marketing at events, and amounts that we spend on consulting services and call centers for our telemarketing campaigns.

•	The portion of our Personnel expenses that form part of our Selling expenses relates to employees engaged in sales and marketing of our services and POS devices.

•	Chargebacks consist of transaction losses arising from chargebacks related to fraudulent transactions, which occurs, principally in online transactions, when a consumer makes a purchase via credit card and then requests a chargeback from the issuing bank after receiving the goods or services purchased. All of the Chargeback expenses shown in Note 21 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil are accounted for within our Selling expenses.

•	The portion of our Depreciation charge that forms part of our Selling expenses consists of the depreciation of equipment used for client relationships.

•	The portion of our Other costs that form part of our Selling expenses consist of expenses related to travel, lodging and insurance, facilities, rent, consultancy fees and office supplies relating to sales and marketing of our services and POS devices.

Administrative Expenses

Our Administrative expenses represent the amounts that we spend on back office and overhead expenses. These amounts are divided into Personnel expenses, Depreciation and amortization charges and Other costs. While we expect our Administrative expenses to increase in the short term as we plan for growth and as we incur costs of compliance associated with being a public company, we expect these expenses to decline as a percentage of Net revenue from sales and services over the medium term as our business grows.

•	The portion of our Personnel expenses that form part of our Administrative expenses relates to our finance, legal, human resources, and administrative personnel, as well as fees paid for professional services, including legal, tax and accounting services.

•	The portion of our Depreciation and amortization charges that form part of our Administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 11 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

•	The portion of our Other costs that form part of our Administrative expenses includes items such as bank charges, travel, reimbursement of staff expenses and office supplies.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Other Operating Income (Expenses), Net

Our Other operating income (expenses), net consist of various contingencies and income or expense items.

Operating Loss

Our Operating loss consists of our Net revenue from sales and services, less our Cost of sales and services, our Selling expenses and our Administrative expenses, and after taking account of the net effect of our Other operating income (expenses), net.

As discussed above, you should not consider our Operating loss alone as a measure of our performance since it does not capture the significant income from the early payment of receivables service that we offer merchants (or the related financial expenses), both of which are accounted for within our Financial result.

Financial Income

As described under “Business—Our Products and Services—Cash-in Solutions—Credit Cards”, our early payment of receivables service consists of paying our merchants their installment receivables upfront when consumers paying by credit card choose to pay the merchant in installments.

Our Financial income consists of our remuneration in the form of a discount that we withhold from the transaction value of the receivables that we pay to merchants in advance and interest on note receivables due in installments. We recognize this discount as Financial income (separate from and in addition to the MDR fee for the payment processing transaction, which we recognize as Gross revenue from transaction activities and other services). We recognize the discount amount as Financial income at the time a sale transaction is approved involving a merchant who has opted to receive early payments of the receivables from their credit card installment sales.

In addition, this line item does not include the fees we charge for the merchant’s payment date election, which are part of the MDR and are accounted for in Gross revenue from transaction activities and other services.

Our Financial income relates only to receivables from purchase transactions that have been approved by the card issuer and the card scheme.

The financial expenses we incur in funding the early payment of receivables service that we offer merchants are accounted for in our Financial expenses, discussed below.

For more information regarding the early payment of receivables service we offer to merchants and our plans to form a FIDC to finance a portion of this service, see “Business—Our Products and Services—Advanced Integrated Functionalities and Value-Added Services—Early Payment of Receivables.”

Financial Expenses

Our financial expenses include (i) the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables service that we offer merchants, (ii) interest expense on our other borrowings and (iii) the cost of swaps relating to our foreign currency borrowings.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Through the date of this initial public offering, we have funded the early payment of receivables service that we offer merchants (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, as well as (ii) through our general third party borrowings and own capital. We plan to use a significant portion of the proceeds from this offering to fund this early payment of receivables service. In addition, we are currently in the process of setting up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC) through which we may raise debt to finance this line of business. The FIDC will be controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but will raise capital by issuing senior quotas in the fund to outside investors, who will receive interest on these investments from the FIDC. The FIDC will use the capital it raises to finance the growth of this early payment of receivables service. The results of this early payment of receivables service will continue to be reflected as Financial income in the audited consolidated financial statements of PagSeguro Brazil. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables service that we offer merchants, the expenses we incur to obtain early payment of note receivables from card issuers and acquirers, or the overall results of this business. For further information regarding the FIDC, see “—Organizational Structure.”

All of our third-party borrowings at December 31, 2016 were denominated in U.S. dollars and therefore exposed to currency fluctuations. We contracted derivative financial instruments known as swaps in order to protect us against this exposure. We did not have any outstanding borrowings at June 30, 2017 or at December 31, 2015 or 2014. For further information on our borrowings, see “—Loans and Financing”, Note 13 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Other Financial Income

Our Other financial income consists principally of interest generated by bank savings accounts and by deposits we make with Brazilian courts, known as judicial deposits, which guarantee any compensation we may be required to pay in litigation matters.

Foreign Exchange Variation, Net

Foreign exchange variation, net is the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against foreign currencies and has limited impact on our cash position. We contracted swaps to protect us against exposure to currency fluctuations on all of our borrowings in foreign currencies during the three years under review.

Current Income Tax and Social Contribution

Current income tax and social contribution consists of tax assets and liabilities for the current year. Our liability to income tax principally reflects the level of our Profit before income taxes; this line item also varies, however, to the extent that we are entitled to defer tax on certain investments in technological innovation, in which case our tax base for income tax for the year is reduced and the related deferred tax liability is accounted for in the Deferred income tax and social contribution line item below.

Our tax assets for the current year are calculated based on the expected recoverable amount, and tax liabilities for the current year are calculated based on the amount payable to the applicable tax authorities. The tax rates and tax laws used to calculate this amount are those enacted or substantially enacted at the balance sheet date. Current income tax and social contribution related to items recognized directly in equity is also recognized in equity. We periodically evaluate our tax positions with respect to interpreting tax regulations and, when appropriate, establish provisions.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Deferred Income Tax and Social Contribution

Deferred income tax and social contribution consists of temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The Deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 17 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.15 of the audited consolidated financial statements of PagSeguro Brazil. The carrying amount of deferred tax assets is reviewed at each balance sheet date and impairment is recognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.

Deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from the audited consolidated financial statements of PagSeguro Brazil included elsewhere in this prospectus.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations in the Six Months Ended June 30, 2017 and 2016

	For the Six Months Ended June 30,
	2017	Percent Change	2016
	(in millions of reais, with the exception of percentages and per-share amounts) (Unaudited)
Net revenue from sales and services	690.9	136.4%	292.3
Cost of sales and services	(545.3)	107.6%	(262.7)

Gross Profit	145.6	392.7%	29.6
Selling expenses	(149.0)	83.0%	(81.4)
Administrative expenses	(67.4)	66.1%	(40.6)
Other operating income (expenses), net	(2.7)	(162.5)%	4.4

Operating Loss	(73.5)	(16.6)%	(88.1)
Financial Result
Financial income	311.4	85.3%	168.1
Financial expenses	(42.8)	190.5%	(14.7)
Other financial income	2.4	21.4%	2.0
Foreign exchange variation, net	0.9	579.3%	(0.2)

Profit before Income Taxes	198.6	195.9%	67.1
Current income tax and social contribution	(57.9)	756.6%	(6.8)
Deferred income tax and social contribution	2.2	126.2%	(8.3)

Income Tax and Social Contribution	(55.7)	269.7%	(15.1)

Net Income for the Period	142.8	174.5%	52.0

Attributable to:
Owners of PagSeguro Brazil	142.7	177.6%	51.4
Non-controlling interests	0.1	(91.1)%	0.6

Basic and diluted earnings per common share – R$(1)	0.5444	177.6%	0.1961

(1)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Net revenue from sales and services

Our Net revenue from sales and services in the six months ended June 30, 2017 amounted to R$690.9 million, an increase of R$398.6 million, or 136.4%, from R$292.3 million in the six months ended June 30, 2016.

Our Gross revenue from transaction activities and other services in the six months ended June 30, 2017 amounted to R$509.4 million, an increase of R$287.6 million, or 129.6%, from R$221.8 million in the six months ended June 30, 2016. This increase was principally due to an increase in TPV during the period.

Our Deductions from Gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$62.5 million in the six months ended June 30, 2017, or 12.3% of our Gross revenue from transaction activities and other services for the period. In the six months ended June 30, 2016, Deductions from Gross revenue from transaction activities and other services totaled R$25.4 million, or 11.5% of Gross revenue from transaction activities and other services for the period.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our Gross revenues from sales in the six months ended June 30, 2017 amounted to R$340.8 million, an increase of R$202.9 million, or 147.2%, from R$137.9 million in the six months ended June 30, 2016. The significant growth in this item was due to an increase in the volume of POS devices sold during the period.

Our Deductions from Gross revenues from sales in the six months ended June 30, 2017 amounted to R$96.7 million, or 28.4% of our Gross revenues from sales for the period. In the six months ended June 30, 2016, these Deductions totaled R$42.0 million, or 30.5% of Gross revenues from sales for the period. This small decrease in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As discussed above, you should not consider our Net revenue from sales and services alone as a measure of the level of our business activity since it does not capture the significant income from the early payment of receivables service that we offer merchants, which is accounted for as Financial income within our Financial result, discussed below.

Cost of sales and services

Our Cost of sales and services amounted to R$545.3 million in the six months ended June 30, 2017, an increase of R$282.6 million, or 107.6%, from R$262.7 million in the six months ended June 30, 2016. As a percentage of our Net revenue from sales and services, our Cost of sales and services decreased 11.0 percentage points to 78.9% in the six months ended June 30, 2017 from 89.9% in the six months ended June 30, 2016. The decrease was driven by the reduction in our transaction costs as a percentage of our Net revenue from sales and services, reflecting a reduction in the fees we paid to third party acquirers as well as ongoing economies of scale due to growth in our TPV.

Gross profit

Our Gross profit in the six months ended June 30, 2017 increased by R$116.0 million, or 392.7%, to R$145.6 million compared with the R$29.6 million posted in the six months ended June 30, 2016. As a percentage of our Net revenue from sales and services, our Gross profit increased by 11.0 percentage points to 21.1% in the six months ended June 30, 2017 from 10.1% in the six months ended June 30, 2016. This significant increase was due to the increases in transaction and sales volumes during the period, which outpaced the growth in our Cost of sales and services.

Selling expenses

Our Selling expenses amounted to R$149.0 million in the six months ended June 30, 2017, an increase of R$67.6 million, or 83.0%, from R$81.4 million in the six months ended June 30, 2016. As a percentage of our Net revenue from sales and services, our Selling expenses decreased by 6.3 percentage points, to 21.6% in in the six months ended June 30, 2017 from 27.9% in in the six months ended June 30, 2016. Our Marketing and advertising costs in particular, while increasing in absolute terms, decreased significantly as a percentage of our Net revenue from sales and services due to a decision by us to focus our online advertising on smaller spaces within UOL’s homepages rather than more expensive headline banners.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Administrative expenses

Our Administrative expenses amounted to R$67.4 million in the six months ended June 30, 2017, an increase of R$26.8 million, or 66.1%, from R$40.6 million in the six months ended June 30, 2016. This increase was mainly due to an increase in employee costs, bank charges and consulting fees. As a percentage of our Net revenue from sales and services, however, our Administrative expenses decreased by 4.1 percentage points, to 9.8% in the six months ended June 30, 2017 from 13.9% in the six months ended June 30, 2016. This decline in the relative level of our Administrative expenses as a percentage of net revenue reflects the scalable nature of our business from a relatively fixed overhead base.

Other operating income (expenses), net

Our Other operating income (expenses), net, recorded expenses of R$2.7 million in the six months ended June 30, 2017. This net amount principally reflects a provision that we recorded to adjust the carrying value of certain slower-selling POS devices held in inventory.

In the six months ended June 30, 2016, our Other operating income (expenses), net, recorded income of R$4.4 million. This net amount reflects expenses related to civil litigation proceedings during the period, which were more than offset by the effect of a successful renegotiation with our principal supplier of POS devices.

Operating loss

As a result of the revenue and expense items discussed above, our Operating loss amounted to R$73.5 million in the six months ended June 30, 2017, a decrease in operating losses of R$14.6 million, or 16.6%, compared with R$88.1 million in the six months ended June 30, 2016. As a percentage of our Net revenue from sales and services, our Operating loss declined to 10.6% in the six months ended June 30, 2017 compared with 30.1% in the six months ended June 30, 2016. This significant reduction in our Operating loss as a percentage of our Net revenue from sales and services was primarily driven by our relatively lower Selling expenses in light of the growth in our Net revenue from sales and services.

As discussed above, you should not consider our Operating loss alone as a measure of our performance since it does not capture the significant income from our early payment of receivables service that we offer merchants (or the related financial expenses), both of which are accounted for within our Financial Result, discussed below.

Financial result

Our overall Financial result amounted to R$272.0 million in the six months ended June 30, 2017, an increase of R$116.8 million, or 75.3%, compared with R$155.2 million in the six months ended June 30, 2016. Our Financial result consists mainly of the items discussed below, and is substantially driven by the results of the early payment of receivables service that we offer merchants.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in our early payment of receivables service that we offer merchants and interest on note receivables due in installments, amounted to R$311.4 million in the six months ended June 30, 2017, an increase of R$143.3 million, or 85.3%, from R$168.1 million in the six months ended June 30, 2016. The growth in this activity was due to growth in TPV.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Financial expenses

Our Financial expenses amounted to R$42.8 million in the six months ended June 30, 2017, an increase in expense of R$28.1 million, or 190.5%, from expenses of R$14.7 million in the six months ended June 30, 2016. This increase in financial expenses was driven by a change in the mix of our financing for the early payment of receivables service that we offer merchants. In the six months ended June 30, 2016, we financed this early payment of receivables service both by obtaining early payment of note receivables due to us from the card issuers and acquirers as well as capital received from UOL. In the six months ended June 30, 2017, we financed this service solely by obtaining early payment of note receivables due to us from the card issuers and acquirers. For more information, see “—Financing of our early payment of merchants’ receivables service.”

Other financial income

Our Other financial income amounted to R$2.4 million in the six months ended June 30, 2017 compared with R$2.0 million in the six months ended June 30, 2016.

Foreign exchange variation, net

Our Foreign exchange variation, net recorded a positive amount of R$0.9 million in the six months ended June 30, 2017. This item recorded a negative amount of R$0.2 million in the six months ended June 30, 2016. These variations reflect the effect of exchange rate fluctuations in our foreign currency accounts located outside of Brazil. In the six months ended June 30, 2017 and 2016, this line item related to Boa Compra’s international operations and also included cash-out payments using PagSeguro prepaid cards outside of Brazil and cash-in payments via international cards in Brazil, both of which are settled in foreign currency.

Profit before income taxes

Our Profit before income taxes amounted to R$198.6 million in the six months ended June 30, 2017, an increase of R$131.5 million, or 195.9%, from R$67.1 million in the six months ended June 30, 2016. The increase was due to significant volume growth in both our net revenues and our early payment of receivables service that we offer merchants.

Income tax and social contribution

Income and social contributions tax amounted to expenses of R$55.7 million in the six months ended June 30, 2017, an increase of R$40.6 million from expenses of R$15.1 million in the six months ended June 30, 2016. This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil.

Our Current income tax and social contribution expense in the six months ended June 30, 2017 amounted to R$57.9 million, an increase of R$51.1 million from R$6.8 million in the six months ended June 30, 2016. This increase is mainly due to the growth in our Profit before income taxes, partly offset by the tax benefit under the Lei do Bem.

Our Deferred income tax and social contribution in the six months ended June 30, 2017 amounted to a tax benefit of R$2.2 million. In the six months ended June 30, 2016, our Deferred income tax and social contribution amounted to expenses of R$8.3 million.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The amount of Deferred income tax and social contribution recorded in the six months ended June 30, 2017 principally reflected the tax benefit on our significant new capital investments in software and technology during the period, less the depreciation and amortization charges that we recorded against those assets during the period. This tax benefit was partially offset by the amounts we recorded during the period, provisions for slower-selling POS devices held in inventory, provisions for employee corporate results-sharing and tax contingencies.

The amount of Deferred income tax and social contribution recorded in the six months ended June 30, 2016 principally reflected the tax benefit on our significant new capital investments in software and technology during the period, less the depreciation and amortization charges that we recorded against those assets during the period.

Our total effective tax rate was 28.1% in the six months ended June 30, 2017, compared with 22.5% in the six months ended June 30, 2016. The increase was due to the increase in our Profit before income taxes while the amount of our Lei do Bem tax benefits remained stable.

Net income for the period

Our Net income for the six months ended June 30, 2017 amounted to R$142.8 million, an increase of R$90.8 million, or 174.5%, from R$52.0 million in the six months ended June 30, 2016. As a percentage of Net revenue from sales and services, our Net income for the period increased by 2.9 percentage points, to 20.7% in the six months ended June 30, 2017 compared with 17.8% in the six months ended June 30, 2016. This increase was principally driven by the growth in our TPV, as discussed above.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations in 2016, 2015 and 2014

	For the Years Ended December 31,
	2016	Percent Change	2015	Percent Change	2014
	(in millions of reais, with the exception of percentages and per-share amounts)
Net revenue from sales and services	740.6	66.5%	444.7	113.5%	208.3
Cost of sales and services	(629.8)	65.1%	(381.6)	167.8%	(142.5)

Gross Profit	110.8	75.5%	63.2	(4.0)%	65.8
Selling expenses	(199.9)	22.9%	(162.6)	99.7%	(81.4)
Administrative expenses	(86.4)	38.4%	(62.4)	21.5%	(51.3)
Other operating income (expenses), net	1.4	(17.4)%	1.7	(150.9)%	(3.3)

Operating Loss	(174.1)	8.7%	(160.2)	127.8%	(70.3)
Financial Result
Financial income	392.4	78.8%	219.5	89.5%	115.8
Financial expenses	(68.3)	130.0%	(29.7)	167.9%	(11.1)
Other financial income	3.0	69.7%	9.9	456.5%	1.8
Foreign exchange variation, net	2.3	193.8%	0.8	(2,487.9)%	—

Profit before Income Taxes	155.4	285.4%	40.3	11.5%	36.2
Current income tax and social contribution	(7.4)	187.2%	(2.6)	(73.9)%	(9.9)
Deferred income tax and social contribution	(20.1)	799.9%	(2.2)	(319.7)%	1.0

Income Tax and Social Contribution	(27.6)	471.5%	(4.8)	(45.8)%	(8.9)

Net Income for the Year	127.8	260.1%	35.5	30.2%	27.3

Attributable to:
Owners of PagSeguro Brazil	127.2	262.5%	35.1	35.1%	26.0
Non-controlling interests	0.6	46.1%	0.4	(68.2)%	1.3
Basic and diluted earnings per common share – R$(1)	0.4849	262.4%	0.1338	35.2%	0.0990

(1)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Net revenue from sales and services

Our Net revenue from sales and services in 2016 amounted to R$740.6 million, an increase of R$295.9 million, or 66.5%, from R$444.7 million in 2015. Our Net revenue from sales and services in 2015 represented an increase of R$236.4 million, or 113.5%, from R$208.3 million in 2014.

Our Gross revenue from transaction activities and other services in 2016 amounted to R$543.8 million, an increase of R$238.5 million, or 78.1%, from R$305.3 million in 2015. Gross revenue from transaction activities and other services in 2015 represented an increase of R$120.5 million, or 65.2%, from R$184.8 million in 2014. These year-on-year increases were principally due to continued increases in our customer base and TPV.

The increase in gross revenue from transaction activities and other services in 2016 was principally due to an increase in TPV during the period. This increase was partially offset by a change in mix in 2016 as cash-in payments from debit cards, which generate lower MDR fees, increased in proportion to cash-in payments from credit cards, which generate higher MDR fees.

The growth in our business in 2015 and 2016 was fueled by the launch of the Moderninha POS device in March 2015, which (in addition to the Gross revenues from sales discussed below) generated further growth in our transaction revenues by providing increased sources of in-person transactions. As discussed above, however, this also altered the mix of our revenues, since in-person transactions include payments made via debit cards, which generate lower MDR than credit card transactions.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$63.8 million in 2016, or 11.7% of our Gross revenue from transaction activities and other services for the year. In 2015, Deductions from gross revenue from transaction activities and other services totaled R$37.1 million, or 12.2% of Gross revenue from transaction activities and other services for the year. In 2014 Deductions from gross revenue from transaction activities and other services totaled R$24.7 million, or 13.4% of Gross revenue from transaction activities and other services for the year. This gradual year-on-year decrease in Deductions as a percentage of our Gross revenue from transaction activities and other services was principally due to the fact that when our digital payments business was carried out by other subsidiaries within the UOL group, this line item also included Brazilian employer social security contributions, known as INSS. UOL benefited from a specific tax provision in force at the time allowing companies to pay INSS on revenues, rather than on employee salaries, and consequently the INSS was accounted for in this line item. Commencing August 1, 2015, the date of the corporate reorganization in which our PagSeguro activities were transferred to PagSeguro Brazil, we began to pay INSS on employee salaries rather than on revenue, and the INSS was accounted for in Personnel expenses. In addition, our ISS registration changed during 2015, leading to a lower applicable ISS rate.

Our Gross revenues from sales in 2016 amounted to R$371.5 million, an increase of R$132.6 million, or 55.5%, from R$238.9 million in 2015. Gross revenue from sales in 2015 represented an increase of R$183.0 million, or 327.7%, from R$55.9 million in 2014. The significant growth in this item was due to the rapid ramp-up of our POS device sales, and our rollout of an increasingly broad range of POS devices. Prior to March 2014, our POS device offering, which had commenced in April 2013, consisted of a magnetic strip card reader that plugged into a smartphone jack combined with a digital app. In March 2014, we launched our first standalone POS device that allowed merchants to process debit and credit cards using chips, which resulted in an increase in sales in the final three quarters of 2014. In March 2015, we launched the Moderninha, which spurred the significant growth in sales in 2015 compared to 2014. In 2016, we launched the Moderninha Wi-Fi and Moderninha Pro standalone POS devices.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our Deductions from revenues from sales in 2016 amounted to R$110.9 million, or 29.9% of our Gross revenues from sales for the year. In 2015, these Deductions totaled R$62.4 million, or 26.1% of Gross revenues from sales for the year. In 2014 these Deductions totaled R$7.7 million, or only 13.7% of Gross revenues from sales for the year. This significant increase in these Deductions as a percentage of our Gross revenues from sales in 2016 and 2015 as compared to 2014 is due to the fact that since mid-2015, substantially all of the POS devices we sell are manufactured in Brazil. As noted above, the deductions for sales taxes on imported devices are significantly lower than for locally-manufactured devices.

As discussed above, you should not consider our Net revenue from sales and services alone as a measure of the level of our business activity since it does not capture the significant income from the early payment of receivables service that we offer merchants, which is accounted for as Financial income within our Financial result, discussed below.

Cost of sales and services

Our Cost of sales and services amounted to R$629.8 million in 2016, an increase of R$248.2 million, or 65.1%, from R$381.6 million in 2015. As a percentage of our Net revenue from sales and services, our Cost of sales and services remained relatively stable, posting a decrease of 0.8 percentage point to 85.0% in 2016 from 85.8% in 2015. Our transaction costs decreased in 2016 as we began operating as an acquirer when we finished integrating our platform with Visa and MasterCard in the second half of the year, which reduced the fees we paid to third party acquirers.

Our Cost of sales and services in 2015 increased by R$239.1 million, or 167.8%, from R$142.5 million in 2014. As a percentage of Net revenue from sales and services, our cost of sales and services increased by 17.4 percentage points, to 85.8% in 2015 from 68.4% in 2014. The increase in Cost of sales and services as a percentage of Net revenue from sales and services in 2015 reflected the change in our product mix, with a significant increase during the year in the proportion of sales of higher-value POS devices that have correspondingly higher purchase costs.

Gross profit

Our Gross profit in 2016 increased by R$47.6 million, or 75.5%, to R$110.8 million compared with the R$63.2 million posted in 2015. As a percentage of our Net revenue from sales and services, our Gross profit remained relatively stable at 15.0% in 2016 compared to 14.2% in 2015.

Our Gross profit in 2015 decreased by R$2.6 million, or 4.0%, from the R$65.8 million posted in 2014. As a percentage of our Net revenue from sales and services, our Gross profit decreased to 14.2% in 2015 compared to 31.6% in 2014. This decrease was due to the significant increase in our Cost of sales and services as a percentage of our Net revenue from sales and services in 2015, driven principally by the increase in purchases of higher-value POS devices in our cost mix and the higher proportion of debit card transactions in our revenue mix, as discussed above.

Selling expenses

Our Selling expenses amounted to R$199.9 million in 2016, an increase of R$37.3 million, or 22.9%, from R$162.6 million in 2015. As a percentage of our Net revenue from sales and services, our Selling expenses decreased by 9.6 percentage points, to 27.0% in 2016 from 36.6% in 2015. This reduction in our Selling expenses as a percentage of our Net revenue from sales and services was driven by the fact that we had incurred expenses in connection with a major marketing campaign in 2015 to promote the launch of the Moderninha POS device. While our marketing expenses continued to increase in 2016, the increase was significantly outpaced by growth in our net revenue during the year. In addition, our Chargebacks expense declined as a percentage of our net revenue since chip-&-pin transactions involve significantly lower chargebacks.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our Selling expenses in 2015 increased by R$81.2 million, or 99.7%, compared with R$81.4 million in 2014, due to the expenses we incurred in 2015 in connection with the major marketing campaign to promote the launch of the Moderninha POS device. As a percentage of Net revenue from sales and services, our Selling expenses remained relatively stable, posting a decrease of 2.5 percentage points, to 36.6% in 2015 compared with 39.1% in 2014.

Administrative expenses

Our Administrative expenses amounted to R$86.4 million in 2016, an increase of R$24.0 million, or 38.4%, from R$62.4 million in 2015. This increase was mainly due to an increase in employee costs and bank charges. As a percentage of our Net revenue from sales and services, our Administrative expenses remained relatively stable, posting a decrease of 2.3 percentage points, to 11.7% in 2016 from 14.0% in 2015.

In 2015, our Administrative expenses increased by R$11.1 million, or 21.5%, compared with R$51.3 million in 2014. This increase was mainly due to an increase in employee costs and bank charges. As a percentage of our Net revenue from sales and services, however, our Administrative expenses decreased by 10.7 percentage points, to 14.0% in 2015 from 24.7% in 2014.

The decline in the relative level of our Administrative expenses as a percentage of net revenue over the three years reflects the scalable nature of our business from a relatively fixed overhead base.

Other operating income (expenses), net

Our Other operating income (expenses), net, recorded income of R$1.4 million in 2016. This net amount reflects expenses related to civil litigation proceedings during the year, which were largely offset by the effect of a successful renegotiation with our principal supplier of POS devices.

In 2015, our Other operating income (expenses), net, recorded income of R$1.7 million. This net amount principally reflected expenses related to civil litigation proceedings during the year.

In 2014, our Other operating income (expenses), net, recorded expenses of R$3.3 million, which consisted entirely of expenses incurred in connection with civil litigation proceedings.

Operating loss

As a result of the revenue and expense items discussed above, our Operating loss amounted to R$174.1 million in 2016, an increase in operating losses of R$13.9 million, or 8.7%, compared with R$160.2 million in 2015. As a percentage of our Net revenue from sales and services, however, our Operating loss declined to 23.5% in 2016 compared to 36.0% in 2015. This reduction in our Operating loss as a percentage of our Net revenue from sales and services was primarily driven by our relatively lower Selling expenses in light of the growth in our net revenue.

Our Operating loss in 2015 increased by R$89.9 million, or 127.8%, when compared to R$70.3 million in 2014. As a percentage of our Net revenue from sales and services, our Operating loss increased, however, to 36.0% in 2015 compared to 33.8% in 2014. This increase reflected the increase in our Cost of sales as a percentage of net revenue due to the change in our business mix, partly offset by the reductions in our Selling expenses and Administrative expenses as a percentage of revenues.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

As discussed above, you should not consider our Operating loss alone as a measure of our performance since it does not capture the significant income from the early payment of receivables service that we offer merchants (or the related financial expenses), both of which are accounted for within our Financial result, discussed below.

Financial result

Our overall Financial result amounted to R$329.5 million in 2016, an increase of R$129.0 million, or 64.3%, compared with R$200.5 million in 2015. Our Financial result in 2015 represented an increase of R$94.0 million, or 88.3% compared with R$106.5 million in 2014. Our Financial result consist mainly of the items discussed below, and is substantially driven by the results of the early payment of receivables service that we offer merchants.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in our early payment of receivables service that we offer merchants and interest on note receivables due in installments, amounted to R$392.4 million in 2016, an increase of R$172.9 million, or 78.8%, from R$219.5 million in 2015. In 2015 this item represented an increase of R$103.7 million, or 89.5%, compared with R$115.8 million in 2014. The year-on-year growth in this activity was due to growth in TPV.

Financial expenses

Our Financial expenses amounted to R$68.3 million in 2016, an increase in expense of R$38.6 million, or 130.0%, from expenses of R$29.7 million in 2015. The same item in 2015 reflected an increase in expense of R$18.6 million, or 167.9%, compared with expenses of R$11.1 million in 2014. The year-on-year increase in financial expenses was driven by charges we incurred when we obtained early payment of our note receivables from card issuers and acquirers in order to finance the early payment of receivables service that we offer merchants, as well as interest expense on the borrowings we incurred in 2016. In 2014, a significant portion of our business financing was provided by related parties, principally UOL. In 2015 we began to increase the portion of our financing that we obtained in the form of early payment of the receivables due to us from acquirers. In 2016, in addition to our existing financing sources, we further increased our levels of external financing, with early payment of the receivables due to us from card issuers as well as acquirers, and we incurred the two borrowings shown in Note 13 to the audited consolidated financial statements of PagSeguro Brazil.

Other financial income

Our Other financial income amounted to R$3.0 million in 2016, a decrease of R$6.9 million, or 69.7%, from R$9.9 million in 2015. Our Other financial income of R$9.9 million in 2015 represented an increase of R$8.1 million, or 456.5%, compared with R$1.8 million in 2014.

Foreign exchange variation, net

Our Foreign exchange variation, net recorded a positive amount of R$2.3 million in 2016, an increase of R$1.5 million from R$0.8 million in 2015. These variations reflect the effect of exchange rate fluctuations in our foreign currency accounts located outside of Brazil. In 2014 and 2015, this line item related only to Boa Compra’s international operations, while in 2016 it also included cash-out payments using PagSeguro prepaid cards outside of Brazil and cash-in payments via international cards in Brazil, both of which are settled in foreign currency.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Profit before income taxes

Our Profit before income taxes amounted to R$155.4 million in 2016, an increase of R$115.1 million, or 285.4%, from R$40.3 million in 2015. The increase was due to significant volume growth in both our net revenues and the early payment of receivables service that we offer merchants. As noted above, the increase in our Operating losses during the year does not reflect the positive results of the early payment of receivables service.

In 2015, our Profit before income tax increased by R$4.1 million, or 11.5%, compared with R$36.2 million in 2014. This increase was also mainly due to the increase in our TPV.

Income tax and social contribution

Income and social contributions tax amounted to expenses of R$27.6 million in 2016, an increase of R$22.8 million from expenses of R$4.8 million in 2015. In 2014, our total Income and social contributions tax amounted to expenses of R$8.9 million. This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil.

Our Current income tax and social contribution expense in 2016 amounted to R$7.4 million, an increase of R$4.8 million, or 187.2%, from R$2.6 million in 2015. In 2015, our Current income tax and social contribution decreased by R$7.3 million, or 73.9%, compared with R$9.9 million in 2014. The increase in 2016 is mainly due to the growth in our Profit before income taxes, partly offset by the tax benefit under the Lei do Bem and the tax benefit on payment of interest on PagSeguro Brazil’s share capital (which is a form of mandatory dividend under Brazilian law). In 2015, while our Profit before income taxes remained relatively stable compared with 2014, the decrease in Current income tax and social contribution reflected an increase in the tax benefit under the Lei do Bem.

Our Deferred income tax and social contribution in 2016 amounted to an expense of R$20.1 million, an increase of R$17.9 million compared with an expense of R$2.2 million in 2015. In 2014, our Deferred income tax and social contribution posted a tax benefit of R$1.0 million.

The amount of Deferred income tax and social contribution recorded in 2016 principally reflected (i) the tax benefit on our significant new capital investments in software and technology during the year, less the depreciation and amortization charges that we recorded against those assets during the year and (ii) the tax benefit on payment of interest on PagSeguro Brazil’s share capital.

In 2015, the transfer of our activities from the UOL group to PagSeguro Brazil as part of the corporate reorganization led to a tax event under Brazilian tax law, requiring UOL to pay all existing tax liabilities that had been deferred from prior years under the Lei do Bem. The amount of Deferred income tax and social contribution recorded for the year therefore reflects deferred tax liabilities on our capital investments in software and technology after August 1, 2015, less the depreciation and amortization charges that we recorded against those assets during those months.

In 2014, the reduction in our deferred tax liability on accrued amounts due from creditors more than offset the new deferred tax liability on our capital investments in software and technology, resulting in the positive amount for this line item.

Our total effective tax rate was 17.8% in 2016, compared with 12.0% in 2015 and 24.6% in 2014. The increase in 2016 was due to the increase in our Profit before income taxes while the amount of our Lei do Bem tax benefits remained stable. The decrease observed in 2015 was mainly due to the transfer of our activities from the UOL group to PagSeguro Brazil, enabling PagSeguro Brazil to benefit from the Lei do Bem as discussed above.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Net income for the year

Our Net income for the year in 2016 amounted to R$127.8 million, an increase of R$92.3 million, or 260.1%, from R$35.5 million in 2015. As a percentage of Net revenue from sales and services, our Net income for the year increased by 9.3 percentage points, to 17.3% in 2016 compared with 8.0% in 2015. This increase was principally driven by the growth in our TPV, as discussed above.

Our Net income for the year in 2015 increased by R$8.2 million, or 30.2%, compared with R$27.3 million in 2014. As a percentage of Net revenue from sales and services, our Net income for the year decreased to 8.0% in 2015 compared with 13.1% in 2014.

Quarterly Financial Data (Unaudited)

The table below shows certain financial data for our company for the indicated periods:

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(Unaudited) (in millions of reais, except as otherwise indicated)
Net revenue from sales and services	63.5	112.4	137.8	131.0	134.3	157.9	193.4	255.0	308.9	382.0
Cost of sales and services	(46.9)	(98.8)	(126.8)	(109.1)	(121.6)	(141.1)	(166.8)	(200.2)	(236.5)	(308.8)

Gross Profit	16.6	13.6	11.0	21.9	12.7	16.9	26.5	54.7	72.3	73.3
Selling expenses	(27.7)	(36.6)	(39.5)	(58.8)	(35.7)	(45.7)	(33.0)	(85.6)	(77.4)	(71.5)
Administrative expenses	(10.7)	(12.9)	(18.4)	(20.5)	(18.7)	(21.9)	(21.5)	(24.3)	(33.2)	(34.2)
Other operating income (expenses), net	(1.2)	(1.3)	(0.7)	4.8	7.1	(2.7)	(1.6)	(1.3)	—	(2.7)

Operating Loss	(23.0)	(37.2)	(47.5)	(52.6)	(34.7)	(53.4)	(29.6)	(56.4)	(38.2)	(35.2)
Financial Result
Financial income	42.6	47.5	62.1	67.3	74.6	93.5	102.4	121.9	138.8	172.6
Financial expenses	(2.6)	(5.2)	(10.3)	(11.6)	(6.6)	(8.1)	(34.1)	(19.5)	(19.2)	(23.5)
Other financial income	0.9	1.3	3.6	4.3	1.5	0.5	0.8	0.2	1.5	1.0
Foreign exchange variation, net	—	—	0.4	0.4	—	(0.2)	1.5	1.0	(0.6)	1.6

Profit before Income Taxes	17.9	6.4	8.2	7.8	34.8	32.3	41.1	47.2	82.2	116.4
Current income tax and social contribution	(1.1)	(0.3)	(1.8)	0.6	(4.8)	(2.0)	(9.0)	8.4	(19.1)	(38.8)
Deferred income tax and social contribution	(0.1)	0.3	(0.2)	(2.2)	(3.6)	(4.7)	(2.7)	(9.1)	(2.5)	4.6

Income Tax and Social Contribution	(1.2)	—	(2.0)	(1.7)	(8.4)	(6.7)	(11.8)	(0.7)	(21.6)	(34.2)

Net Income for the Period	16.7	6.4	6.2	6.1	26.4	25.6	29.3	46.5	60.6	82.2

Attributable to:
Owners of PagSeguro Brazil	16.2	6.3	6.0	6.6	25.9	25.6	29.3	46.5	60.6	82.2
Non-controlling interests	0.5	0.1	0.3	(0.5)	0.5	—	—	—	—	0.1
Basic and diluted earnings per common share – R$(1)	0.0619	0.0241	0.0227	0.0251	0.0986	0.0976	0.1117	0.1771	0.2311	0.3133

(1)	Based on 262,288,607 common shares of PagSeguro Brazil issued and outstanding.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil included elsewhere in this prospectus.

General

Our principal liquidity requirements relate to the early payment of receivables service that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of this offering, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers, as well as (iii) through our general third party borrowings and own capital. We plan to use a portion of the proceeds from this offering in order to reduce our recourse to third-party funding.

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Six Months Ended June 30,		At and for the Year Ended December 31,
	(in millions of reais)
	(Unaudited)
	2017	2016	2016	2015	2014
Liquidity and Capital Resources
Cash and cash equivalents	13.2	9.0	80.0	6.9	1.2
Net cash provided by operating activities	54.7	30.7	77.0	47.6	15.5
Net cash provided by (used in) investing activities	83.8	(28.6)	(203.3)	(41.9)	(22.6)
Net cash provided by (used in) financing activities	(205.3)	—	199.4	—	—

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 2.4 to the audited consolidated financial statements of PagSeguro Brazil. Our short-term investments refer to Brazilian debentures, which produced a return of 60.0% of the Brazilian Interbank Deposit Certificate, or CDI.

Cash Flows

Our Net Cash provided by operating activities consists of (i) our Profit before income taxes for the year, (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash, (iii) amounts representing changes in our operating assets and liabilities, (iv) the cash amounts of income taxes and social contributions that we pay during the period, (v) the cash amounts of interest income received and (vi) interest paid on outstanding borrowings.

Our Cash flows used in investing activities consist of amounts paid on acquisitions, our purchases of property and equipment, our purchases of intangible assets, and our new financial investments less the payments we make to redeem existing financial investments.

Our Cash flows from financing activities consist of the cash proceeds from our borrowings, which refer only to the loans of US$40.0 million (approximately R$129.4 million) and US$21.8 million (approximately R$70.0 million) that we obtained during 2016 and repaid during the first half of 2017. For further information on these borrowings, see “—Loans and Financings.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Cash Flows in the Six Months Ended June 30, 2017

Our cash and cash equivalents at the beginning of the six months ended June 30, 2017 amounted to R$80.0 million.

Our Profit before income taxes in the six months ended June 30, 2017, as discussed above, was R$198.6 million.

The adjustments for revenues and expenses recorded in our statement of income in the six months ended June 30, 2017 but which did not affect our cash flows totaled the negative amount of R$127.9 million, principally the negative amount of R$178.3 million in Financial result from early payments, net representing the income from the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the loss on early receipt of our note receivables that we obtain from card issuers. We also recorded an increase of R$25.3 million of Chargebacks and R$22.7 million of Depreciation and amortization in our statement of income, which are detailed in Note 21 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2017 amounted to negative cash flows of R$87.4 million:

•	Our Note receivables item consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$2,358.1 million at June 30, 2017 versus R$1,715.5 million at year-end 2016) excluding non-cash transactions and interest income received in cash. This item represented negative cash flow of R$826.5 million in the six months ended June 30, 2017.

•	Our Payables to third parties item consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$1,800.1 million at June 30, 2017 versus R$1,304.0 million at year-end 2016) excluding non-cash transactions related to the early payment of payables to third parties. This item represented positive cash flow of R$721.8 million in the six months ended June 30, 2017.

•	Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (R$238.0 million at June 30, 2017 versus R$300.8 million at year-end 2016) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$31.7 million at June 30, 2017 versus R$76.2 million at year-end 2016), representing movements in our treasury cash position with UOL during the period. This item represented negative cash flow of R$4.0 million in the six months ended June 30, 2017. For more information on our treasury cash position with UOL, see Note 9 to the audited consolidated financial statements of PagSeguro Brazil and Note 8 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. Our cash management will be separate from UOL’s cash management starting from the date of completion of this offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of this offering, and any such balances will in any event be repaid within 60 days following completion of this offering.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented negative cash flow of R$33.5 million in the six months ended June 30, 2017.

•	Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$4.5 million in the six months ended June 30, 2017.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$34.9 million in the six months ended June 30, 2017.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$31.0 million during the period. Our statement of cash flows also adjusts for interest income received in cash and interest paid, which represented a positive cash flow of R$111.6 million and a negative cash flow of R$9.2 million, respectively, in the six months ended June 30, 2017.

As a result of the above, our Net Cash provided by operating activities in the six months ended June 30, 2017 totaled R$54.7 million.

Our Cash flows provided by investing activities in the six months ended June 30, 2017 totaled R$83.8 million. This amount consisted of R$131.9 million in redemptions of financial investments, representing total cash that we withdrew during the period, less the R$3.3 million we paid for our acquisitions of R2Tech Informática S.A., or R2Tech, and BCPS Online Services, Lda., or BCPS. We also invested R$44.3 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally our software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 11 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Our Cash flows used in financing activities in the six months ended June 30, 2017 totaled R$205.3 million, consisting of R$199.5 million, representing the repayment of our two outstanding borrowings and R$5.8 million representing the liquidation of derivative financial instruments during the period.

After accounting for the total decrease in Cash and cash equivalents of R$66.8 million discussed above, our Cash and cash equivalents at June 30, 2017 amounted to R$13.2 million.

Cash Flows in the Six Months Ended June 30, 2016

Our cash and cash equivalents at the beginning of the six months ended June 30, 2016 amounted to R$6.9 million.

Our Profit before income taxes in the six months ended June 30, 2016, as discussed above, was R$67.1 million.

The adjustments for revenues and expenses recorded in our statement of income in the six months ended June 30, 2016 but which did not affect our cash flows totaled the negative amount of R$77.5 million, principally the negative amount of R$103.0 million in Financial result from early payment, net, representing both the income from the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the loss on early receipt of our note receivables that we obtain from card issuers. We also recorded R$12.9 million of Chargebacks and R$13.4 million of Depreciation and amortization in our statement of income, which are detailed in Note 21 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2016 amounted to negative cash flows of R$7.2 million. Our Note receivables item represented reduction of cash flow of R$188.2 million (Note receivables on our balance sheet were R$1,213.6 million at June 30, 2016 versus 1,110.0 million at year-end 2015) excluding non-cash transactions and interest received in cash. Our Payables to third parties item represented positive cash flow of R$226.3 million (Payables to third parties on our balance sheet were R$794.3 million at June 30, 2016 versus R$683.1 million at year-end 2015) excluding non-cash transactions related to the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet). Our Receivables from (payables to) related parties item represented negative cash flow of R$137.4 million (Receivables from related parties, i.e. UOL, were R$118.2 million at June 30, 2016 versus R$55.9 million at year-end 2015; and payables to related parties, i.e. UOL, were R$19.5 million at June 30, 2016 versus R$92.4 million at year-end 2015). Inventories represented positive cash flow of R$25.3 million; and Salaries and social charges represented positive cash flow of R$0.2 million.

We paid income taxes and social contributions in cash totaling R$11.5 million and we recorded a positive cash flow of R$59.7 million related to interest income received in cash during the six months ended June 30, 2016.

As a result of the above, our Net Cash provided by operating activities in the six months ended June 30, 2016 totaled R$30.7 million.

Our Cash flows used in investing activities in the six months ended June 30, 2016 totaled R$28.6 million, consisting almost entirely of Purchases and development of intangible assets of R$28.6 million, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally the software and technology, which we capitalize as intangible assets. Our cash flows in the six months ended June 30, 2016 show no movement of cash into financial investments or amount paid on acquisitions.

We did not generate Cash flows from financing activities in the six months ended June 30, 2016.

After accounting for the total increase in Cash and cash equivalents of R$2.1 million discussed above, our Cash and cash equivalents at June 30, 2016 amounted to R$9.0 million.

Cash Flows in 2016

Our cash and cash equivalents at the beginning of 2016 amounted to R$6.9 million.

Our Profit before income taxes in 2016, as discussed above, was R$155.4 million.

The adjustments for revenues and expenses recorded in our statement of income in 2016 but which did not affect our cash flows totaled the negative amount of R$138.9 million, principally the negative amount of R$214.5 million in Financial result from early payment, net, representing the income on the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the loss on early receipt of our note receivables that we obtain from card issuers. We also recorded the positive amount of R$31.6 million of Chargebacks and R$31.2 million of Depreciation and amortization in our statement of income, which are detailed in Note 21 to the audited consolidated financial statements of PagSeguro Brazil. Also in 2016, we recorded an unrealized loss of R$6.6 million on derivative instruments (swaps).

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The adjustments for changes in our operating assets and liabilities for 2016 amounted to negative cash flows of R$67.7 million. Our Note receivables item represented negative cash flow of R$834.5 million (Note receivables on our balance sheet were R$1,715.5 million at year-end 2016 versus R$1,110.0 million at year-end 2015) excluding non-cash transactions and interest income received in cash. Our Payables to third parties item represented positive cash flow of R$886.0 million (Payables to third parties on our balance sheet were R$1,304.0 million at year-end 2016 versus R$683.1 million at year-end 2015) excluding non-cash transactions related to the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet). Our Receivables from (payables to) related parties item represented negative cash flow of R$214.5 million (Receivables from related parties, i.e. UOL, were R$300.8 million at year-end 2016 versus R$55.9 million at year-end 2015; and payables to related parties, i.e. UOL, were R$76.2 million at year-end 2016 versus R$92.4 million at year-end 2015). Inventories represented positive cash flow of R$20.2 million; and Salaries and social charges represented positive cash flow of R$6.6 million. Taxes and contributions represented positive cash flow of R$3.9 million.

We paid income taxes and social contributions in cash totaling R$18.1 million and we recorded a positive cash flow of R$146.3 million related to interest income received during the year.

As a result of the above, our Net Cash provided by operating activities in 2016 totaled R$77.0 million.

Our Cash flows used in investing activities in 2016 totaled R$203.3 million. This amount consisted of acquisition of financial investments of R$337.1 million, representing total cash that we invested in short-term deposits during the year, less R$206.2 million in redemptions of financial investments, representing total cash that we withdrew from these short-term deposits during the year. We also invested R$70.4 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally the software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 11 to the audited consolidated financial statements of PagSeguro Brazil.

Our Cash flows from financing activities in 2016 provided total cash flows of R$199.4 million, which we received as the proceeds of the borrowings we incurred during the year, discussed in Note 13 to the audited consolidated financial statements of PagSeguro Brazil.

After accounting for the total increase in Cash and cash equivalents of R$73.1 million discussed above, our Cash and cash equivalents at the close of 2016 amounted to R$80.0 million.

Cash Flows in 2015

Our cash and cash equivalents at the beginning of 2015 amounted to R$1.2 million.

Our Profit before income taxes in 2015, as discussed above, was R$40.3 million.

The adjustments for revenues and expenses recorded in our statement of income for 2015 but which did not affect cash totaled the negative amount of R$81.8 million, principally the negative amount of R$122.2 million in Financial result from early payment, net, representing the income from the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the loss on early receipt of our note receivables that we obtain from card issuers. We also recorded R$27.5 million in Chargebacks and R$18.9 million in depreciation and amortization in our statement of income, which are detailed in Note 21 to the audited consolidated financial statements of PagSeguro Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The adjustments for changes in our operating assets and liabilities for 2015 amounted to positive cash flows of R$10.4 million. Our Note receivables item represented reduction of cash flow of R$589.7 million (Note receivables on our balance sheet were R$1,110.0 million at year-end 2015 versus R$665.9 million at year-end 2014) excluding non-cash transactions and interest income received in cash. Our Payables to third parties item represented positive cash flow of R$472.9 million (Payables to third parties on our balance sheet were R$683.1 million at year-end 2015 versus R$369.9 million at year-end 2014) excluding non-cash transactions related to the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet). Our Receivables from (payables to) related parties item represented positive cash flow of R$121.5 million (Receivables from related parties, i.e. UOL, were R$55.9 million at year-end 2015 versus R$84.3 million at year-end 2014; and payables to related parties, i.e. UOL, were R$92.4 million at year-end 2015 versus R$0 at year-end 2014). Inventories represented negative cash flow of R$25.1 million; and Salaries and social charges represented positive cash flow of R$13.3 million.

We paid income taxes and social contributions in cash totaling R$2.7 million and we recorded a positive cash flow of R$81.3 million related to interest income received during the year.

As a result of the above, our Net cash provided by operating activities in 2015 totaled R$47.6 million.

Our Cash flows used in investing activities in 2015 totaled R$41.9 million, consisting principally of Purchases and development of intangible assets of R$38.9 million. Our cash flows in 2015 show no movement of cash into financial investments, and a non-material amount of redemptions from financial investments. Prior to the transfer of our activities to our PagSeguro Brazil entity on August 1, 2015, any such investments were carried out within the UOL group but these cash movements regarding the PagSeguro business were not controlled separately. Following the transfer of our activities to our PagSeguro Brazil entity on August 1, 2015, any cash movements by the PagSeguro Brazil Group have been controlled separately, but we did not make any such financial investments during the last five months of the year.

We incurred no new borrowings and therefore did not generate Cash flows from financing activities in 2015.

After accounting for the total increase in Cash and cash equivalents of R$5.7 million discussed above, our Cash and cash equivalents at the close of 2015 amounted to R$6.9 million.

Cash Flows in 2014

Our cash and cash equivalents at the beginning of 2014 amounted to R$8.3 million.

Our Profit before income taxes in 2014, as discussed above, was R$36.2 million.

The adjustments for revenues and expenses recorded in our statement of income in 2014 but which did not affect cash totaled the negative amount of R$45.9 million, principally the reduction of R$72.5 million in Financial result from early payment, net, representing the income from the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the loss on early receipt of our note receivables that we obtain from card issuers. We also recorded R$14.8 million in Chargebacks and R$11.6 million in depreciation and amortization in our statement of income, which are detailed in Note 21 to the audited consolidated financial statements of PagSeguro Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The adjustments for changes in our operating assets and liabilities in 2014 amounted to negative cash flows of R$3.4 million. Our Note receivables item represented negative cash flow of R$479.1 million. Our Payables to third parties item represented positive cash flow of R$237.5 million. The Note receivables item is relatively greater when compared to Payables to third parties in 2014 than in later years, because we were obtaining relatively less financing through early receipt of the receivables that we obtain from acquirers in 2014 when compared to 2015 and 2016. Our Receivables from (payables to) related parties item, i.e. UOL, represented positive cash flow of R$253.6 million. Inventories represented negative cash flow of R$13.8 million; and Taxes and contributions represented negative cash flow of R$1.9 million.

We paid income taxes and social contribution totaling R$4.9 million and we recorded a positive cash flow of R$33.6 million related to interest income received during the year.

As a result of the above, our Net Cash provided by operating activities in 2014 totaled R$15.5 million.

Our Cash flows used in investing activities in 2014 totaled R$22.6 million, consisting principally of Purchases and development of intangible assets of R$21.0 million. As in the first seven months of 2015, any movements of cash into financial investments were carried out within the UOL group but any such cash movements regarding the PagSeguro business were not controlled separately.

We incurred no new borrowings and therefore did not generate Cash flows from financing activities in 2014.

After accounting for the total decrease in Cash and cash equivalents of R$7.1 million discussed above, our Cash and cash equivalents at the close of 2014 amounted to R$1.2 million.

Loans and Financings

Our total third-party borrowings amounted to R$205.2 million at December 31, 2016, discussed below. We had no third-party borrowings at June 30, 2017 or 2016. We had no third-party borrowings in 2015 or 2014, since we satisfied our funding and working capital requirements in those years (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers, as well as (iii) through our own capital.

The following table sets forth the balance and principal terms of our debt at June 30, 2017 and at December 31, 2016:

				At June 30, 2017	At December 31, 2016
Type	Interest rate	Average annual interest rate %	Maturity	Amount (R$ million)	Amount (R$ million)
Borrowings in foreign currency
Bank Borrowings	Fixed interest rates	2.36365%	January 2017	—	133.9
Bank Borrowings	Fixed interest rates	2.86450%	March 2017	—	71.3

Total:				—	205.2

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In July 2016, we obtained a loan in the amount of US$40.0 million (approximately R$129.4 million applying exchange rates in effect at the time), which matured in January 2017. In September 2016, we obtained a further loan in the amount of US$21.8 million (approximately R$70.0 million applying exchange rates in effect at the time), which matured in March 2017. We purchased swaps to provide protection against exchange rate fluctuations for both loans. Neither of these credit agreements contains any provisions requiring us to provide collateral or comply with any financial covenants.

These loans were repaid on schedule in the first half of 2017 and we have incurred no new borrowings since then. As discussed above, we are increasingly financing our services by obtaining early payment of receivables owed to us from acquirers and card issuers, in order to finance our early payment of receivables service to merchants.

For further information on our financing activities, see Note 13 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Capital Expenditures

The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for the six months ended June 30, 2017 and 2016 were R$44.7 million and R$28.6 million, respectively, most of which related to data processing equipment, facilities, machinery and equipment, furniture and fittings, leasehold improvements, software and technology.

The capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2016, 2015 and 2014 were R$72.4 million, R$42.1 million and R$22.8 million, respectively, most of which related to data processing equipment, facilities, machinery and equipment, furniture and fittings, leasehold improvements, software and technology.

For further information on our capital expenditures, see Notes 10 and 11 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Commitments and Contractual Obligations

Our contractual obligations at June 30, 2017 consisted of obligations to purchase POS devices and platform technology for our acquirer operations as follows:

	At June 30, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$millions)
POS device purchases	373.2	—	—	—	—
Acquirer platform technology	2.0	6.8	—	—	8.7

Total	375.2	6.8	—	—	8.7

Off-Balance Sheet Arrangements

Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015 or 2014.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Critical Accounting Estimates and Judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are described below and in Note 3 to the audited consolidated financial statements of PagSeguro Brazil.

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Based on assumptions, PagSeguro Brazil makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Estimated useful life of intangible assets

PagSeguro Brazil uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Brazil.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

Deferred income tax and social contribution

PagSeguro Brazil recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

Quantitative and Qualitative Disclosures about Market Risk

General

PagSeguro Brazil’s activities expose it to a variety of financial risks:    market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. PagSeguro Brazil’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. PagSeguro Brazil uses derivative financial instruments to hedge certain risk exposures.

Among the main market risk factors that may affect the PagSeguro business are the following:

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2016, PagSeguro Brazil had borrowings denominated in foreign currency that were linked to derivatives (swaps). At June 30, 2017, PagSeguro Brazil did not have any borrowings.

In accordance with policies of PagSeguro Brazil’s management, derivative transactions are allowed, as long as they are hedged by a swap entered into with prime financial institutions, for the sole purpose of hedging against risks of fluctuation in exchange or interest rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The amounts of derivative financial instruments are summarized as follows:

	At December 31, 2016 (in millions of reais)
	Maturity	Notional value	Fair value
Foreign exchange and interest	January 2017	129.4	132.8
Interbank Deposit Certificate (CDI)	January 2017	(129.4)	(138.0)

		—	(5.3)

Foreign exchange and interest	March 2017	70.0	71.5
Interbank Deposit Certificate (CDI)	March 2017	(70.0)	(72.9)

		—	(1.3)

Total Fair Value		—	(6.6)

Cash Flow and Fair Value Interest Rate Risk

This risk arises from the derivative financial instrument (the swap) that replaces the risk of exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing PagSeguro Brazil to variations in this interest rate. For better risk management, PagSeguro Brazil chooses to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

At December 31, 2016, if CDI interest rates had been 0.25% higher/lower with all other variables held constant, profit for the year would have been R$0.5 million lower/higher, as a result of higher/lower interest expenses linked to the swap’s liability leg. The equivalent lower/higher values for both 2015 and 2014 would have been zero, since no swaps were in place during those periods. At June 30, 2017, PagSeguro Brazil did not have any derivative financial instruments.

Fraud Risk (Chargebacks)

PagSeguro Brazil’s sales transactions are susceptible to potentially fraudulent or improper sales. PagSeguro Brazil uses the following two main procedures to control fraud risk:

The first procedure consists of monitoring, on a real time basis, transactions carried out using credit and debit cards and boletos through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on an ongoing basis.

The second procedure detects chargebacks and disputes not identified by the first procedure. This is a complementary procedure and increases PagSeguro Brazil’s ability to avoid and manage chargebacks.

Credit Risk

Credit risk is managed on a group basis. This risk is limited to the possibility of default by (a) card issuers, who are required to transfer the fees charged for transactions carried out by their card holders to the credit and debit card schemes, and/or (b) acquirers, which PagSeguro Brazil uses to approve transactions with card issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each card issuer served by PagSeguro Brazil, classifying them into three groups:

(i)	card issuers presenting a low level of risk, who have credit ratings assigned by Fitch, S&P or Moody’s and who do not require additional monitoring;

(ii)	card issuers presenting a medium level of risk, who are monitored in accordance with Basel requirements and property, plant and equipment ratios; and

(iii)	card issuers presenting a high level of risk, who are assessed by the Credit and Liquidity Risk Committee at monthly meetings.

No credit limits were exceeded in 2016, 2015 or 2014 nor in the six months ended June 30, 2017 and 2016, Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

Liquidity Risk

PagSeguro Brazil manages liquidity risk by maintaining reserves, bank and credit lines to obtain borrowings when deemed appropriate. PagSeguro Brazil continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure it has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Brazil invests surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margins as determined by the forecasts.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. We are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 30 cash-in methods and six cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

At June 30, 2017, the PagSeguro network consisted of active clients in all 26 states and the federal district in Brazil. Our business has continued to grow rapidly, despite the major macroeconomic slow-down in Brazil since 2014:

•	At June 30, 2017, our active merchants totaled 2.082 million, compared with 1.398 million at year-end 2016 and 1.056 million at June 30, 2016. Our active merchants at year-end 2016 represented an increase of 60.0% compared with 0.874 million at year-end 2015. Our active merchants at year-end 2015 represented an increase of 88.8% compared with 0.463 million at year-end 2014.

•	In the first six months of 2017, our TPV totaled R$14.2 billion, compared with R$5.6 billion in the first six months of 2016. Our TPV totaled R$14.1 billion in 2016, an increase of 90.8% compared with R$7.4 billion in 2015. Our TPV in 2015 represented, an increase of 99.6% compared with R$3.7 billion in 2014.

•	In the first six months of 2017, our average spending per active merchant totaled R$6,804, compared with R$5,267 in the first six months of 2016. Our average spending per active merchant totaled R$12,404 in 2016, an increase of 12.3% compared with R$11,047 in 2015. Our average spending per active merchant in 2015 represented, an increase of 5.7% compared with R$10,449 in 2014.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	In the first six months of 2017, our Net revenue from sales and services totaled R$690.9 million, compared with R$292.3 million in the first six months of 2016. Our Net revenue from sales and services totaled R$740.6 million in 2016, an increase of 66.5% compared with R$444.7 million in 2015. Net revenue from sales and services in 2015 represented an increase of 113.5% compared with R$208.3 million in 2014.

•	In the first six months of 2017, our Financial income totaled R$311.4 million, compared with R$168.1 million in the first six months of 2016. Our Financial income totaled R$392.4 million in 2016, an increase of 78.8% compared with R$219.5 million in 2015. Financial income in 2015 represented an increase of 89.5% compared with R$115.8 million in 2014.

•	In the first six months of 2017, our Net income for the period totaled R$142.8 million, compared with R$52.0 million in the first six months of 2016. Our Net income for the year totaled R$127.8 million in 2016, an increase of 260.1% compared with R$35.5 million in 2015. Net income for the year in 2015 represented an increase of 30.2% compared with R$27.3 million in 2014.

Brazil has approximately 7.1 million Individual Micro Entrepreneurs, 3.9 million Micro Companies, 0.1 million SMEs and 0.02 million Large Companies according to SEBRAE and the Portal do Empreendedor. Micro Entrepreneurs and Micro Companies represent a major market opportunity, as most of them remain unbanked and seek digital payments solutions. We believe that by continuing to migrate these Micro-Merchants and Micro Companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted at larger clients. For example, in the second half of 2017 we expect to roll out a solution enabling clients to integrate their sales software directly with our electronic funds transfer system, allowing them to process large transaction volumes and issue tax receipts more easily than with traditional POS devices.

Our History

UOL launched PagSeguro in 2006, acquiring a Brazilian digital payments startup and combining it with UOL’s own know-how in Internet services. Initially launched as an online payment platform, PagSeguro aimed to provide the digital payment infrastructure necessary to support the growth of e-commerce in Brazil. UOL’s credibility in the Brazilian Internet sector was key to this successful launch, and remains so today. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. According to comScore, 81.2 million unique visitors (approximately 73% of Brazilian internet users) accessed a UOL website in May 2017. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example of our commercial initiatives to instill trust and safety in online shopping, we introduced our escrow service where we hold the consumer’s payment for a set period of time following the purchase, as a precaution in case of a commercial claim.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In 2008, PagSeguro was named “Preferred E-commerce Company” by Info Exame magazine. Customer numbers continued to grow, with 20,000 stores and approximately 600,000 consumers carrying out transactions through the PagSeguro platform during the year.

In 2009, we strengthened our presence in digital payments by acquiring Boldcron Technologies, a gateway payment company linked to the main acquisition providers in Brazil, which offered payment programs and networks. In the same year, Exame magazine named UOL in the Digital Industry category as one of the 1000 Melhores e Maiores (“biggest and best”) companies in Brazil, when many of the PagSeguro business activities were still operated by UOL. In 2009, approximately 100,000 online stores carried out transactions through the PagSeguro platform.

In 2010, approximately 5,000,000 consumers carried out transactions through the PagSeguro platform.

In 2011, we acquired Boa Compra, a company focused on online gaming licenses and digital payment solutions in various countries. In the same year, approximately 250,000 online stores and approximately 15 million consumers carried out transactions through the PagSeguro platform using one of the 14 payment methods we accepted at the time.

In 2013, the Central Bank amended regulations to terminate the exclusive banking arrangements between banks and some card and meal voucher schemes, ending the effective duopoly in the acquirer industry in Brazil. This move was part of a concerted focus by the Central Bank on concentration in the market, following a report issued by it in 2010 on the effective duopoly between two acquirers, both of which were owned by some of the largest banks in Brazil:    RedeCard (now known as Rede, which had exclusive accreditation with MasterCard) and Visanet (now known as Cielo, which had exclusive accreditation with Visa).

Also in 2013, we expanded from online payments into point of sale, or POS, payments, which enable merchants to receive in-person payments from payment cards. Our first POS, a magnetic strip card reader that plugged into a smartphone headphone jack combined with an app, was released in April 2013. In the same year, we became accredited with Sorocred, a local card scheme, as an acquirer, and we also received PCI-DSS Certificate-Data Security Standard Certification. In 2013, approximately 23 million consumers carried out transactions through the PagSeguro platform.

In 2014, we applied to the Central Bank to become an authorized payment institution under Brazilian Federal Law No. 12,865 of 2013. Since we were already accredited by Sorocred as an acquirer, the Central Bank regulations permit us to continue carrying out our activities until the authorization is granted, as further described in “—Regulation—Regulation of the digital payments industry in Brazil.”

In March 2014, we launched our first POS device, which was compatible with iOS and Android, that allowed merchants to process debit and credit cards using chips. In the same year, we accepted 25 payment methods.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

In 2015, we launched the Moderninha, our first standalone POS device branded with its own nickname, and our PagSeguro prepaid card under the MasterCard scheme. We also established a partnership with Ticket, a major meal voucher scheme.

In 2016, we became the first payments provider in Brazil, other than the incumbent acquirers associated with banks, to obtain accreditation as an acquirer with MasterCard and Visa. We had already been operating as a local acquirer for Sorocred since 2014, and we began operating as an acquirer on a large-scale basis in the second half of 2016, once we had completed the integration of our platform with Visa and MasterCard. In the same year, we established partnerships with Elo, a card scheme, and Sodexo, a major meal voucher card scheme. We also launched our Moderninha Wi-Fi and Moderninha Pro standalone POS devices; began accepting in-app checkout; and launched our free POS app PagSeguro Vendas.

In 2017, we launched PlugPag, our POS device Minizinha, EFTPOS and Pag.ae and other new services such as our Facebook chatbot, reconciliation services and one-day approval for merchants who wish to obtain early payment of their installment receivables. We also obtained accreditation as an issuer with Visa, established partnerships with major meal voucher schemes VR and Alelo, and obtained accreditation as an acquirer with Hipercard.

Our Products and Services

We provide a wide range of affordable solutions and tools to help our merchants manage and grow their businesses. These include a variety of cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow.

We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into new products and solutions that meet our clients’ needs more efficiently than foreign competitors operating in Brazil. For example, the Brazilian market expects digital payments providers to offer a number of country-specific features, such as installment payments on credit cards, early payment of installment receivables and payments via boletos, all of which are central to Brazilian financial culture. We built our end-to-end digital ecosystem and our digital financial services offering around these local specificities.

With the increased adoption of mobile devices by merchants and consumers as a form of payment, we design all our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times and offer payment options to consumers using mobile devices.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The PagSeguro Ecosystem

Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Clients do not need to purchase a POS device in order to gain access to our end-to-end digital ecosystem. Our main products and services fall into the following categories, described in further detail below:

•	the free PagSeguro digital account, around which all our functionalities and services are designed

•	more than 30 cash-in solutions

•	early payment of merchants’ installment receivables

•	advanced built-in functionalities as well as value-added services

•	a variety of cash-out methods

The diagram below shows our main cash-in and cash-out solutions:

The Free PagSeguro Digital Account

The free PagSeguro digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their business in a safe, affordable, scalable and simple way, all without needing a bank account. As a “closed-loop domestic” payment scheme for Brazilian regulatory purposes, the PagSeguro digital account does not provide credit facilities or enable holders to incur negative balances, however.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Merchants can sign up for a free PagSeguro digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. Our online contract is typically for an indefinite term, but for certain clients who generate higher TPV, we may offer contracts with terms between 12 and 24 months. By signing up with us, merchants can automatically start accepting more than 30 cash-in methods, all with antifraud protection, and can begin accessing our business management tools. For merchants who require more complex functionalities, we offer value-added services such as the early payment of installment receivables for merchants, accounting reconciliation and shipping solutions. With our free PagSeguro digital account, merchants may request the transfer of their account balance to a bank account and also use our products and services to spend their account balance or other funds directly on our platform by (i) buying online, (ii) making peer-to-peer transfers or (iii) transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.

For consumers, the free PagSeguro digital account offers not only numerous simple and safe options to pay merchants, but also the option to save their card details on our eWallet solution and to make and receive payments on a peer-to-peer basis.

We believe that these products and services create a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

1. Translation for illustrative purposes only.

2. Free translation from Portuguese.

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•	Cash-In Solutions

Our cash-in methods can be accepted through web checkout, in-app checkout or in-person using our POS devices. They include credit and debit cards, meal vouchers, boletos, bank transfers, bank debits, transfers between PagSeguro digital accounts and cash deposits.

✓	Online and In-Person Payment Tools

Our merchants can choose to accept payments from consumers through various online and in-person payment tools. For our merchants conducting business online, we offer web checkout solutions and in-app payment options. For merchants conducting in-person transactions, we offer a range of POS devices.

•	Online Payment Tools

We offer a variety of online payment tools that enable merchants to integrate sophisticated checkout and payment processes into their online business. These include (i) three web checkout options for merchants conducting business over browsers (whether desktop or mobile), (ii) an in-app payment tool for merchants conducting business using mobile apps and (iii) social payment tools.

Web Checkout:    Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. We offer three different levels of web checkout integration:    “Redirect”, “Lightbox” and “Transparent”, all of which are easy to set up and customize. We supply our code and documentation to the merchant free of charge, allowing the merchant to select and implement the web checkout solution that best meets his or her needs.

Redirect: With Redirect, upon clicking on the
payment option, the consumer is redirected away
from the merchant’s website to the PagSeguro
secure domain, where the payment is processed.
After payment, the consumer is redirected to the
merchant’s website.

1. Translation for illustrative purposes only.

2. Free translation from Portuguese.

Confidential Treatment Requested by PagSeguro Digital Ltd.

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Lightbox: With Lightbox, the payment is processed on the merchant’s own website but using the PagSeguro secure domain. The consumer sees both interfaces during the online checkout process, with a PagSeguro pop-up overlaying the merchant’s website. After completing the purchase, the pop-up will close and the consumer can continue navigating on the merchant’s website.
1. Translation for illustrative purposes only. 2. Free translation from Portuguese.
Transparent: The Transparent checkout solution allows the merchant to create a fully customized consumer experience. Payments are processed by us under the merchant’s domain while still benefiting from the features and functionalities of the PagSeguro ecosystem, such as antifraud and consumer data protection.
1. Translation for illustrative purposes only. 2. Free translation from Portuguese.

Confidential Treatment Requested by PagSeguro Digital Ltd.

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In-App Checkout:    Our in-app checkout is a payment tool developed to be integrated in our merchants’ mobile apps which allows payment processing via the PagSeguro secure domain, while offering single-click checkout within the merchant’s mobile app.

1. Translation for illustrative purposes only.

2. Free translation from Portuguese.

Social Payment Tools (Pag.ae):    Our innovative “social payment” tools allow our clients to request payments by sending a web link via social media straight to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our Pag.ae social payment tool, our customer can request payments using a link and can send this link to one or more payer(s) via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Pag.ae allows the recipient to pay in up to 12 installments.

We believe these social payment tools drive organic growth in our customer base, establishing relationships with potential PagSeguro customers and encouraging them to join our platform when they make a payment.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	In-Person Payment Tools

Our range of affordable POS devices allows merchants to accept credit, debit and meal voucher card payments on an in-person basis. Our POS devices can be set up in less than five minutes. They are designed to be easy to use and have high levels of system availability, efficient back-up solutions, value-added functionalities and a five-year warranty.

With PagSeguro, merchants can purchase their own device with a flexible payment plan and no monthly rental or other recurring fees. For the equivalent of three to six months’ rental payments to an incumbent, merchants can buy a comparable or better device from PagSeguro, freeing them from the incumbents’ continuous monthly rental fees. No credit checks on the merchant are required. All of our POS devices come with a free PagSeguro prepaid card to give the merchant an immediate cash-out option without needing a bank account.

We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha Pro. These POS devices are offered separately from our transaction services.

•	The Minizinha mPOS device connects via Bluetooth to our free POS app PagSeguro Vendas installed on the merchant’s smartphone and provides a simple yet secure means to accept payment cards. The Minizinha provides receipts via SMS for the consumer. We offer the Minizinha for a purchase price of 12 monthly installments of only R$9.90 (or US$3.00), appealing to the Micro-Merchants and SMEs who plan their own business expenses on a monthly basis.

•	For businesses with greater needs we offer two more sophisticated units, the Moderninha Wi-Fi (priced at 12 monthly installments of R$39.90 (or US$12.06)) and the Moderninha Pro (priced at 12 monthly installments of R$69.90 (or US$21.13)). The Moderninha Wi-Fi, which provides consumer receipts via SMS, is aimed at merchants who generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is aimed at merchants who generate higher transaction volumes. The Moderninha Pro is the only single unit to offer GPRS/2G/3G/4G chip connection, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats.

•	Our devices range from the entry-level Minizinha to the Moderninha Pro, the only single unit to offer GPRS/2G/3G/4G chip connection, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We also offer a virtual POS terminal via our free Android and iOS app that enables the merchant’s smartphone to be used as a POS device for credit card payments, from seven different card schemes, with no external hardware. The merchant types the consumer’s card number into the app, with security provided via network encryption.

We generate revenues from our sales of POS devices to merchants, in addition to the commissions generated on the credit, debit and meal voucher card transactions processed through the device. All POS devices are set up to offer up to 12 monthly installments on credit card payments at the point of purchase if the consumer chooses.

We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The Equipment Supply Agreement, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX and Transire to Net+Phone and the standard terms and conditions governing this supply of POS devices. PAX and Transire together serve as our main supplier of POS devices. Consideration payable to PAX and Transire under this agreement is determined by the number of POS devices ordered by Net+Phone. For more information, see “Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.”

✓	Payment Methods

The free PagSeguro digital account provides more than 30 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction.

•	Credit cards

We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The credit card schemes accepted on our platform together represent 98% of the total payment volume carried out using credit cards in Brazil in 2016, according to the Central Bank. We generate revenue from credit card transactions by charging a merchant discount rate, or MDR, a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s PagSeguro digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.

In the standard payment cycle in Brazil, merchants receive sales revenues from credit card transactions 30 business days after the consumer transaction. We offer our merchants the option to receive their credit card revenues from us earlier, on either the first or the 14th business day following the consumer transaction. We refer to this option as the merchant’s “payment date election” service (regime de recebimento). If the merchant selects the one-day or 14-day payment date election, the fees for this service are included in the merchant’s overall MDR fee. This service is separate from the early payment of receivables service that we offer merchants, which is described in the following paragraph.

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Except when merchants choose to receive early payment of their receivables related to credit card transactions to be paid in installments, as described in the following paragraph, and/or when merchants select the 14-day or one-day payment date election service, we release the amount of the consumer transaction (less our commission) to the merchant’s PagSeguro digital account three days after we receive the underlying payment from the credit card issuer.

In addition, Brazilian consumers expect merchants to allow them to choose at the point of purchase to have the purchase price either (i) charged to their credit card accounts in a single payment, as in other markets, or (ii) split into several payments and only charged to their credit card accounts in monthly installments. In this case, the merchant only receives the revenues after the respective monthly installment has been charged, rather than 30 business days after the original transaction. To help our merchants offer the installment payment option to consumers, we offer to pay the monthly installment receivables to our merchants up-front when the consumer choses to pay in installments. Micro-Merchants and SMEs have historically faced difficulties obtaining this service from the incumbent payment processing providers, and they often require merchants to request early payment on a transaction-by-transaction basis. We offer a solution to these bottlenecks through simpler onboarding and preapproval of a merchant’s early payments. The underlying receivables relating to these payments are owed to us by the credit card issuers, which are owned primarily by Brazil’s large retail banks.

When merchants choose to make use of this early payment of receivables service we charge them a finance fee, which is additional to the MDR fee withheld from the merchant. The finance fee is also deducted from the amounts payable to the merchant, but is recognized in our financial statements as financial income rather than revenues. (The receivables less the finance fee are then credited to the merchant on the 30th, 14th or 1st business day after the transaction, according to the merchant’s “payment date election” described in the paragraph above.)

Merchants who choose not to make use of our early payment of receivables service only receive the amount payable to them under the consumer transaction (after deduction of the MDR fee) after the monthly installments are charged to the consumer’s credit card and the card issuer has paid us.

•	Debit cards

We accept debit cards from all the major card schemes active in Brazil, including Maestro (MasterCard), Visa Electron and Elo, for in-person payments. The debit card schemes accepted on our platform together represent 98% of the total payment volume carried out using debit cards in Brazil in 2016, according to the Central Bank. We generate revenues in the form of MDR commissions using a standardized, easy to understand and transparent pricing model. Unlike credit cards, Brazilian debit cards do not offer an installment payment option.

For debit card transactions, we receive the underlying payment from the debit card issuer one business day after the consumer transaction, and we pay the amount of the consumer transaction (less our commission) to the merchant on the same day as we receive it.

•	Meal voucher cards

Meal voucher cards are a labor benefit included in Brazilian employment contracts. The employer simply credits the employee’s card on a prepaid basis, and the employee can use the prepaid balance on the card to make purchases in restaurants and grocery stores. We accept in-person card payments from the principal meal voucher card issuers active in Brazil, generating revenues in the form of a value added network, or VAN, commission, which is currently charged at a flat rate per transaction. Meal voucher cards do not offer an installment payment option.

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Pursuant to 17 C.F.R. Section 200.83

•	Boletos

Boletos are payment slip documents issued by Brazilian businesses and utilities through banks to enable consumers to pay their bills. Boletos can be used for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so that the entire document can be read and processed. The consumer can pay the boleto through his or her bank either online, over the phone, at a branch or at an ATM. Merchants can receive credits from boletos directly into their PagSeguro digital account. We generate MDR commissions on cash-in payments made via boletos to a merchant’s PagSeguro digital account.

•	Bank transfers and bank debits

Consumers can make transfers from bank accounts, either to their own PagSeguro digital account in order to add funds to their account balance that can then be used anywhere on our ecosystem, or to a merchant’s digital account to pay for a product or service. These payments can be made via any bank transfer or, in the case of payments to merchants, via an online bank debit tool. We generate MDR commissions on payments made via bank transfer or bank debit to a merchant’s PagSeguro digital account. There is no MDR or any other commission charged by us when consumers add funds to their own PagSeguro digital account.

•	Cash deposits

Similar to bank transfers, consumers can make cash deposits at a bank branch or ATM directly to PagSeguro digital accounts – either to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate MDR commissions on payments made via cash deposit to a merchant’s PagSeguro digital account. There is no MDR or any other commission charged by us when consumers add funds to their own PagSeguro digital account.

•	Early payment of installment receivables

As described under “—Cash-in Solutions—Credit Cards” above, our early payment of installment receivables service helps our merchants offer the installment payment option to their consumers paying by credit card, without sacrificing their own cash flow. In addition to generating financial income for us, this early payment service is an important source of working capital for merchants, in particular for our Micro-Merchants and SMEs, who may not otherwise have efficient access to capital from banks or traditional financial institutions. We believe that by offering this service, we can strengthen our business partnerships with our merchants by providing this capital to help them grow their businesses.

We generate financial income through this early payment service by charging a finance fee, in addition to the agreed MDR fee. The finance fee is deducted from the amounts payable to the merchant, but is recognized in our financial statements as financial income rather than revenues.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Prior to this initial public offering, we funded the working capital for this early payment service using debt incurred by us. We plan to use a portion of the proceeds from this initial public offering to finance this activity through equity capitalization. In addition, we are currently in the process of setting up a Brazilian investment fund to purchase and hold receivables known as a FIDC through which we may raise debt to finance this line of business. The FIDC will be controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but will raise capital by issuing senior quotas in the fund to outside investors, who will receive interest on these investments from the FIDC. The FIDC will use the capital it raises to finance the growth of this early payment of receivables service. The results of this early payment of receivables service will continue to be reflected as financial income in the consolidated financial statements of PagSeguro Brazil. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection to the early payment of receivables service that we offer merchants, the expenses we incur to obtain early payment of note receivables from card issuers and acquirers, or the overall results of this business. For further information regarding the FIDC, see “—Organizational Structure.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	Advanced Built-In Functionalities and Value-Added Services

Our PagSeguro digital account comes with a number of advanced built-in functionalities, provided free of charge, as well as value-added services that are designed to protect both merchants and consumers and help our merchants better manage their businesses. These functionalities and value-added services include purchase protection mechanisms, antifraud platform, account and business management tools, eWallet and our POS App. Our platform also provides solutions such as PlugPag, a free tool compatible with iOS, Android and Windows, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their enterprise resource planning, or ERP, software or sales automation system via Bluetooth; cart recovery solutions to improve sales conversion rates on e-commerce websites; and developer platforms allowing merchants to give third-party developers access to their PagSeguro digital accounts on a secure basis using application programming interfaces, or APIs; among other functionalities.

✓	Purchase Protection

Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the six months ended June 30, 2017, only 0.2% of our transactions required claim mediation and for those that did, the average time for claim mediation settlement was 25 days. 86% of the disagreements related to non-receipt of a purchase, and 65% were resolved in favor of the merchant.

✓	Antifraud platform

In addition, our IT background combined with the 10 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.

When a client requests a chargeback from the card issuer, we verify whether the sale occurred and whether the product or service was delivered by the merchant. If the chargeback claim was fraudulent, we pay the amount due to the merchant and we contest the attempted chargeback with the card issuer by providing the supporting documentation. If the chargeback claim was justified, we pass on the cost to the merchant. For information on claim mediation requests filed by our clients on our platform, see “—Protecting Our Clients—Transaction Security.”

✓	Account management tools

We aim to help our merchants expand their businesses by offering free tools such as account statements for their PagSeguro digital account, customized digital invoicing, sales data reports, simulations of early payment of merchants’ receivables, and revenue management.

Confidential Treatment Requested by PagSeguro Digital Ltd.

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✓	Business management tools

For merchants who generate larger transaction volumes and require more complex controls, we offer services such as flexible crediting dates, payment into separate bank accounts for each card scheme, and a split payment solution that automatically segregates credits between two different companies. Our split payment solution allows merchants to generate payments, integrate employees, manage receivables and receive commissions in real time. We offer these services by providing our merchants with the code and documentation to implement these tools.

✓	eWallet

With our eWallet, users can save their credit card information directly to our ecosystem, allowing them to make online payments to merchants without having to type in the credit card details for each purchase. This improves user experience and makes the payment process faster, easier and more secure. Our eWallet allows users to save multiple credit cards. Credit card transactions made using credit cards stored in eWallet generate MDR fees in the normal way.

1. Translation for illustrative purposes only.

2. Free translation from Portuguese.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

✓	POS App (PagSeguro Vendas)

Our free sales app PagSeguro Vendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagSeguro Vendas is user-friendly and secure, and fully integrated with our merchants’ free PagSeguro digital accounts and the Moderninha Pro, Moderninha and Minizinha POS devices. PagSeguro Vendas is rated 4.5 stars by 643 reviewers in Apple’s Brazilian app store and 4.2 stars by 41,852 reviewers in the Android app store.

✓	PlugPag

PlugPag is a free tool, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their enterprise resource planning (ERP) software or sales automation system via Bluetooth. The PlugPag feature offers various advantages such as a direct connection between the merchant’s software and the POS device, which automates the flow of information, avoiding human intervention so as to minimize potential mistakes and fraud. By sending the confirmation or rejection of each sale directly to the merchant’s software, this tool facilitates automatic reconciliation of sales records, a common requirement of larger merchants.

✓	Accounting reconciliation

We offer merchants a platform for reconciling their digital transaction revenues and the related fees with their bank account balance and accounting records. This service offering ramped up significantly with our acquisition of 51% of the shares of R2Tech, a company specialized in reconciliation, in May 2017, and is backed by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of a flat commission per transaction reconciled for the client.

✓	Cart recovery

Our cart recovery solution aims to improve sales conversion rates on e-commerce websites. If the consumer accesses a merchant website, places items in the website’s virtual cart, continues to our web checkout but then leaves the website before finalizing the purchase, this tool keeps the items in the cart, saving the consumer time if he or she later returns to the merchant’s website to complete the purchase. It also features e-mail reminders and remarketing to direct the consumer back to the merchant’s web checkout.

✓	Subscription service and automatic billing

Our Merchants can provide subscription services and automatic billing for their consumers. This tool enables the merchant to manage, cancel or renew subscriptions and manage and cancel automatic billings, all through the free PagSeguro digital account.

✓	Smart Supply

Our Moderninha Pro has built-in technology that measures the consumption of POS receipt paper. This technology, combined with an advanced logistics system, allows us to deliver replacement paper rolls to the merchant automatically in advance. We believe this tool increases merchant satisfaction while reducing inquiries and the related customer service costs. We consider this service a loyalty initiative and provide it free of charge.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

✓	POS Assistance

All of our POS devices have a five-year warranty. In order to reduce the inconvenience of waiting for repair to or replacement of a POS device, we offer eligible merchants three levels of assistance:    (i) standard service, where the replacement device is delivered via mail, (ii) express service, where the replacement device is delivered via courier service, and (iii) quarterly preventive assistance for larger clients, where our field technicians visit the merchant periodically to carry out maintenance on a preventive basis.

✓	Developer platform

We enable merchants to give third-party developers access to their PagSeguro digital accounts on a secure basis using application programming interfaces, or APIs. Our APIs are designed to allow developers a plug-and-play service to create integrated websites and software applications that connect to the PagSeguro platform, allowing merchants to benefit fully from the features and value-added services available on our ecosystem, while keeping our customers’ financial information confidential. Our developer platform offers integration tests and guides (including modules and a virtual library) and community and GitHub forums.

✓	Shipping solutions

Through a partnership with the Brazilian Post Office, we offer integrated shipping solutions enabling online merchants to send, insure and track their packages at lower overall shipping rates than the Brazilian Post Office’s standard prices. Delivery fees can be included in the online sales transaction or paid separately by the purchaser. Using our shipping cost calculator, merchants can choose to offer (i) a fixed freight rate based on the number of items shipped, (ii) a weight-based rate or (iii) a customized rate based on a fixed amount plus an incremental rate for each additional item. Merchants can also track all shipments and insure their products against loss. We monitor and review the Brazilian Post Office’s performance and compliance with our contractual terms.

✓	EFTPOS Integration Solution

Our EFTPOS integration solution, which we launched in August 2017, offers solutions that integrate EFTPOS technology with merchant software, secured via PIN pad. This service allows merchants to process of large transaction volumes and issue tax receipts more easily than with traditional POS devices.

✓	Single-Click

Our Single-Click service is a functionality offered across our e-commerce platforms that enables merchants to request customer approval to save their payment information, simplifying future purchases. Once approved, e-commerce merchants can provide a seamless checkout option, allowing customers to make purchases with a single click.

✓	Promotional engine

Our promotional engine is a marketing tool that allows merchants to advertise across our client base. For example, a merchant can offer promotional discounts to other PagSeguro customers in specific sectors.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	Cash-Out Solutions

Our cash-out solutions enable our clients to transfer or spend the balance on their PagSeguro digital account securely by a variety of means including online purchases via eWallet, in-person and online purchases or cash withdrawals using our PagSeguro prepaid card, on-platform peer-to-peer transfers, transfers to bank accounts and cross-border remittances.

✓	Online purchases via eWallet

Users can save information for multiple credit cards directly to our ecosystem using our eWallet solution, allowing them to make online payments to merchants on a secure basis without having to type in the credit card details for each purchase. This improves user experience and makes the payment process faster and easier. For further information regarding our eWallet solution, see “—Our Products and Services—The Free PagSeguro Digital Account—Advanced Built-In Functionalities and Value-Added Services—eWallet.”

✓	PagSeguro prepaid cards

Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagSeguro digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their PagSeguro digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. At December 31, 2016, more than 749,000 PagSeguro prepaid cards had been issued.

We generate revenues from (i) the issuance fees for PagSeguro prepaid cards, (ii) interchange fees we receive, as a card issuer, from each transaction made through PagSeguro prepaid cards, and (iii) a flat fee for cash withdrawals at ATMs using PagSeguro prepaid cards. After the initial issuance fee, the cardholder does not pay an annual fee or other fees for using the card.

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✓	On-platform peer-to-peer transfers

Our clients can use the balance on their PagSeguro digital account to transfer funds to other PagSeguro digital accounts on our platform. We charge a commission paid by the recipient of the payment.

✓	Bank transfers

Clients can make transfers from their PagSeguro digital account directly to a bank account. We believe, however, that our numerous direct cash-out options are increasingly reducing the need for our merchants to transfer balances out of our digital platform. We do not receive revenues from cash-out bank transfers.

✓	Cross-border remittance

Our “Boa Compra” platform allows our clients to operate cross-border transactions when consumers are located in different countries across Latin America, Spain, Portugal and Turkey (for example, for foreign merchants selling to Brazilian consumers, or for Brazilian merchants selling to foreign consumers – although the platform is also used for transactions where neither party is Brazilian). Boa Compra originally operated in the online gaming industry and has been particularly attractive to clients in that industry. Since its launch, however, Boa Compra has now expanded to serve other industries.

Using Boa Compra, international online merchants, such as Valve (Steam), Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce. The Boa Compra platform features an integrated web-checkout solution which allows clients to save their credit card information for future transactions and enables international checkout by offering users more than 150 payment methods in multiple currencies, including our proprietary digital currency Créditos Gold. Créditos Gold can be purchased online through Boa Compra’s online digital gaming portal Go4Gold in Brazil, Chile, Peru, Mexico, Portugal and Turkey. Once purchased, Créditos Gold can be used immediately to make in-app purchases. When Brazilian consumers, for instance, make a purchase abroad using Boa Compra, we organize the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.

Our Customers

We offer our clients free digital accounts which they can use to sell products as merchants, or to buy products as consumers. There is no division between the two categories, since the same digital account serves both types of clients – indeed, our merchants are also consumers when they spend their digital account balance using our cash-out features, and our consumer clients can also be merchants.

We offer the following major benefits for both merchants and consumers:

•	Customers do not need a bank account to join our ecosystem. With a 100% online onboarding process, without paperwork, quick turnaround and a high acceptance rate, we offer access to our advanced digital payment processing and receivables early payment services. We accept merchants who are either individuals or companies.

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•	We offer a full suite of more than 30 cash-in options under a single contract, with security and reliability, plus six cash-out options including bank transfers, online purchasing, and spending both in-person and online as well as cash withdrawals using our PagSeguro prepaid card.

•	Our pricing model for all of our services – whether transaction fees, early payment of installment receivables or sales of POS devices – is simple, transparent and easy to understand. For example, we offer the Minizinha mPOS device for a purchase price of 12 monthly installments of only R$9.90 (or US$3.00), the Moderninha Wi-Fi for a purchase price of 12 monthly installments of R$39.90 (or US$12.06) and the Moderninha Pro for a purchase price of 12 monthly installments of R$69.90 (or US$21.13).

•	Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.

•	We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Pro, the only single unit to offer GPRS/2G/3G/4G chip connection, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. Our merchants purchase their own device through a flexible payment plan. For the equivalent of three to six months’ rental payments with incumbents, merchants can buy a comparable device from PagSeguro and avoid continuous monthly rental fees.

•	Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.

•	Our payment solutions reduce the need for consumers to carry cash since more Micro-Merchants and SMEs are able to accept digital payments in-person.

Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2016, general retail stores, our largest volume sector, accounted for less than 15% of our overall transaction business and no other major business sector (clothing stores, food and beverage merchants, beauty parlors, or auto spares and repair shops) accounted for more than 10% of our overall transaction business. We are not dependent on any individual merchants. In 2016, our top 10 clients represented only 5% of our TPV and our top 100 clients represented only 8% of our TPV.

We principally target Micro-Merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge Micro-Merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service and according to a survey conducted by us in June 2017, 75% of Minizinha owners did not accept cards before signing up with us.

Confidential Treatment Requested by PagSeguro Digital Ltd.

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Our merchants tell our story for us:

•	Mauro Maia, restaurant owner: “I now have the new Moderninha Pro, which offers a number of interesting features. First, it has a Wi-Fi connection, which means you don’t have to rely on cellular connections where sometimes you can’t get a signal. This device involves no rental fees and accepts cards from all the main card schemes.”

•	Carolina Ikeda, florist: “The device helps me sell flowers to people who don’t carry cash around, just like me!”

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•	Luiz Augusto Pinheiro, personal trainer: “With this device I can receive my payments easily. Before, if the client didn’t have cash I had to take a check, which meant a trip to the bank. With PagSeguro, the whole payment process is automatic.”

•	Karina Carneiro, e-commerce jeweler: “For retailers like me, being able to offer customers an installment plan on their credit cards is sensational. PagSeguro has been a strong business partner. I recommend them without hesitation!”

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•	Rafael Bauer dos Santos, fresh coconut seller: “After lots of research, I chose the Moderninha Pro for one simple reason: no monthly rental fees. The technical support is very professional and the device has a five-year warranty. The Moderninha increased my sales, and my customers love the practicality. It also makes financial management easy.

•	Célia Vilas Boas, cafe owner: “Our customer base has grown thanks to PagSeguro. Once we bought the Moderninha our revenues increased noticeably because we started accepting all major card schemes and meal vouchers.”

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•	Marinaldo Nogueira, store owner: “The Minizinha allowed me to accept both debit and credit cards, which increased sales and benefited my business.”

•	Beatriz Ribeiro, self-employed manicurist: “The Minizinha offers plenty of advantages, and the lower fees help my bottom line.”

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•	Juliana Toshimatsu, market stallholder: “The Moderninha Wi-Fi, in addition to making our life easier, helped us to drive sales up!”

•	Ana Laura Mato, clothing store owner: “With the Moderninha Pro, I said ciao to rental fees, and I can accept all debit and credit cards.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We strive to provide relevant products, efficient customer service, account support and protection from fraud and loss. We have developed a number of security procedures to provide protection to consumers by offering escrow periods and claim mediation, covering issues such as non-delivery or failure to match the merchant’s description of the product sold. See, “—Protecting Our Clients” and “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services—Purchase Protection.”

Product Development and Technology

We develop most of the software technology used by our digital payments platform in-house, although we also outsource certain projects to outside developers in order to expedite the delivery of software and keep our time-to-market advantage. Through this combination of technology, developed both in-house and by outsourced developers, we have developed a stable, reliable, proprietary and highly scalable platform with intuitive user interfaces, management tools, transaction processing, APIs, and database and network applications that help our customers utilize our suite of products and services, while keeping their financial information confidential.

Our platform allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. For purchases made outside Brazil, we partner with local payment service providers.

We manage large volumes of system access data and transactions, with more than 99.9% availability from May 2016 to April 2017, using Internet data centers provided by UOL Diveo, a UOL group company that focuses on IT outsourcing, data centers, cloud computing and other managed IT services. This allows us to have multiple redundancies and, to the benefit of our merchants, automatically switch to the networks of other acquirers in the case of connection failure. Backed by UOL Diveo, we are able to scale up our services while retaining high availability for peak-volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers. We work with these suppliers to continuously tailor our solutions and POS devices to fit the needs of our main target merchants.

At June 30, 2017, 61% of the total headcount of PagSeguro was engaged in products and engineering. With our specialized team of 533 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on research and development (including salaries) amounted to R$44.0 million in the six months ended June 30, 2017, R$68.6 million in 2016, R$37.0 million in 2015 and R$20.1 million in 2014.

We strive to offer new features and formats to improve our users’ experience on our platform. This process starts by listening to suggestions from our clients. We hold focus group meetings and conduct surveys periodically with regular and highly active customers to obtain feedback regarding our products and services, as well as suggestions and ideas for new features.

We test all new products and features rigorously in-house and with pilot groups of merchants before rolling them out. Once our internal team has ensured they are working properly, we typically roll them out first to a select group of customers on a trial basis, listening to feedback and suggestions and enhancing the final details of the product or feature before rolling out to all customers. We frequently update our software products and follow a regular software release schedule with improvements deployed periodically, ensuring our merchants get immediate access to the latest features.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Managing our platform’s software architecture and hardware is as important as offering new products and features. We focus on optimizing our processes and equipment to help ensure that our systems are capable of handling our rapid growth in an efficient and cost-effective way.

Our technology infrastructure simplifies the storage and processing of large amounts of data, automates many administrative tasks, and enables us to deploy and operate products and services on a wide scale. Our technology infrastructure is designed to reduce downtime in the event of system outages or catastrophic events, with continuity features, system redundancy and protection against cyber-security threats. For further information on the measures we take to protect against cyber-security threats, see “—Protecting Our Clients.” We strive to improve our technology infrastructure and platform continuously in order to enhance the customer experience and to increase security, efficiency and scalability.

Our research and development team focuses on our ongoing pipeline of reliable, scalable and proprietary systems and new products and features tailored to the current Brazilian market. Using our qualified product and service design teams and research and development team, we intend to roll out a portfolio of new solutions, for both merchants and consumers, based on mobile apps, further strengthening our mobile-first commitment and simplifying our clients’ lives. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Risk Factors—Risks Relating to our Business and Industry—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.”

Protecting Our Clients

Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas:     transaction security; platform security; and customer service.

Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as one of the “Best Companies for Consumers” in digital payments in both 2016 and 2015 by Época Reclame Aqui, a consumer protection service and were recognized for client service excellence in the financial services category in 2015 and 2017 by Consumidor Moderno.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Transaction Security

We have focused since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, backed by the reputation of the PagSeguro and UOL brands. Our transaction approval rate continues to increase, with rates in the six months ended June 30, 2017 higher than those achieved in 2016 and earlier years. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.26% in 2016, and the first six months of this year show that our net chargeback rates for transactions are declining. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

As is the case with any digital transaction, those that take place on our digital platform are susceptible to potentially fraudulent or improper sales. We use two main processes to control this fraud risk. The first process consists of monitoring credit card, debit card and boleto transactions on a real time basis, through systems that identify potential fraud. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on an ongoing basis. The second process, which occurs after approval of the transaction, consists of a reconciliation process in which PagSeguro Brazil follows up on all chargebacks with the card issuers and, where appropriate, opens a claim process to seek reversal of the chargeback. This is a complementary process and increases our ability to avoid and manage chargebacks.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrics. For more information, see “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services—Antifraud Platform.”

The design of our platform also assists in preserving data confidentiality. Consumers can make payments through PagSeguro without sharing sensitive financial information such as credit card or debit card details with the merchant. Transactions on PagSeguro are tokenized and payment authorization credentials are kept separated from account holder’s information, helping us to better detect and prevent fraud when funds enter, flow through and exit our ecosystem. In addition, the ability to make and accept digital payments increases personal security in in-person transactions by reducing the need for both consumers and merchants to carry cash.

Our protection programs guard our clients from loss through fraud and counterparty non-performance. We believe the history and critical mass of our consumer database allows us to provide quicker and more reliable transaction approval when compared with smaller or more recently established digital payments providers in Brazil. Our protection programs, which apply to online purchase transactions completed through our ecosystem, aim to reassure consumers the confidence that they will only be required to pay if they receive the product in the condition as described, and merchants the confidence that they will receive payment for the product that they are delivering to the customer.

Our merchant program protects against losses for chargebacks related to fraudulent transactions and similar claims on substantially all of our online transactions. A chargeback situation may also occur if the card used was unauthorized or if there is a non-fraudulent cardholder claim. If a chargeback claim is valid, the card issuer sends the transaction back to the merchant and charges the merchant the amount of the questioned sale. If the merchant cannot remedy the chargeback, it is the merchant’s loss. If there are not sufficient funds in the merchant’s account, the chargeback amount is charged to the acquirer.

For consumers, we provide protection against losses under which they can submit a claim if there is a problem with a purchase. The consumer can file a claim through our PagSeguro website, in which case the consumer and the merchant can seek to resolve the claim together. If they cannot resolve the claim within seven days after the claim is filed, the consumer has up to 20 days after filing the claim to request our assistance, in which case we act as mediator to help resolve the issue with the merchant. If a consumer does not request mediation within 20 days after filing a claim, the claim will be resolved in favor of the merchant.

Platform Security

The architecture of our proprietary end-to-end payments platform coupled with third-party front-line solutions are key to our ability to provide consumers and merchants with continuity and security in their transactions. Through our numerous cash-in and cash-out options we are able to collect data from our clients, which allows us to save important information on customers for purposes of the approval of future transactions. The multiple layers of protection included in our platform help ensure continuity as well as addressing the cybersecurity risks discussed in “—Transaction Security” above.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data, including, among others:    EV-SSL certificate, multiple data encryption techniques, intrusion detection (IPS/IDS), application firewalls (WAF), Anti-Distributed Denial-of-Service (Anti-DDos), Data Loss Prevention (DLP), 2-factor authentication and encrypted communications. We also hold the following certifications: PIN security; MasterCard and Visa merchant acquiring host; MasterCard terminal integration process, or M-TIP; Visa acquirer device validation toolkit, or ADVT; MasterCard end-to-end demonstration services, or ETED; PCI Data Security Standard, or PCI-DSS; and Europay, MasterCard, and Visa, or EMV, Levels 1 and 2. Our data centers are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST).

Our platform’s architecture enables us to connect all parties regardless of whether the transaction is occurring at a traditional physical location (such as inside a store), a nontraditional physical location (such as in a park), or online, and whether through a mobile or fixed-line device. We believe that mobile devices, in addition to being the future of e-commerce, create opportunities to make digital payments safer. For example, we are able to use location data from mobile devices to reduce risk for our clients.

Customer Service

We believe in excellence in customer service. By helping our clients navigate our applications and answering their questions quickly, we have been able to grow rapidly and to build trust with our clients, which has increased their loyalty and enhanced our reputation.

We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 800 full-time equivalent, or FTE, positions.

We maintain service quality by placing emphasis on careful selection of our customer service personnel and regular monitoring of employee performance. Our employees are trained to have in-depth product and service knowledge, professional service attitudes and communication skills to best address customer needs and inquiries.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Sales and Marketing

Our marketing strategy is designed to grow our platform by building and maintaining the brand recognition and trust of the PagSeguro and UOL brands, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, web checkout solutions and other online payment solutions, such as Pag.ae. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

Our existing clients, many of whom use PagSeguro as an exclusive payment method, enable us to grow our merchant base rapidly and organically. Each time a consumer who has not yet registered with PagSeguro visits our website or pays a merchant using one of our online or in-app checkout solutions, the consumer is invited to open a free PagSeguro digital account to make his or her next purchase with PagSeguro easy and seamless.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We strive to position PagSeguro products and services in top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and awareness, while generating demand for our products and services through a variety of marketing campaigns, including:

•	traditional offline media: television advertisements and merchandising (broadcast and cable), radio, movie theaters, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays;

•	traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook and Instagram, mobile apps, e-mail marketing and affiliates programs; and

•	search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (Search Engine Optimization, or SEO, which includes website optimization).

Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on Micro-Merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 30 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.

We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Through our ongoing focus on expanding our payment solutions and increasing our brand recognition, the strength of our brand, products and services has been recognized in a number of awards, including:

•	Named as one of the “Best Companies for Consumers” for electronic payments in both 2016 and 2015 by Época magazine and Reclame Aqui, a consumer protection service;

•	Recognized for “Best Payment Processing” in 2015 by Afiliados Brasil, a marketing company;

•	Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015 and 2017; and

•	Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2016.

As further support of the increasing strength of our brand, according to Google Trends, and as illustrated by the below chart, as of July 2017, “PagSeguro” and “Moderninha” have experienced rapid growth in search volume over the past five years (or since the March 2015 launch, in the case of Moderninha) when compared to the other digital payment solutions in Brazil.

We use our proprietary tools and market measurement systems developed by third parties, such as Adobe and Google, to deepen our knowledge about consumer behavior and, consequently, optimize our marketing efforts and expenditures by customizing our sales messages to make it easier for users to understand, find and buy our products and services.

Our marketing strategy is customized and we manage our desktop sites, mobile websites and mobile applications differently, each optimized for the screens they fit and the way our customers use them.

In addition to our online and offline advertising efforts described above, we developed a broad range of marketing and sales channels to access potential clients, including:

•	our own sales team, mainly focused on sales of our POS devices and online products and solutions to larger clients, as well as on providing ongoing support to those clients;

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	partner companies that distribute PagSeguro devices and solutions to their customer base (mostly point of sale solutions’ companies);

•	third parties hired as independent sale organizations to distribute our POS devices across Brazil;

•	online store platforms and web development companies, which integrate PagSeguro as an exclusive or preferred payment method to their clients; and

•	third-party call center service provider hired to answer calls, e-mails and chat inquiries from our clients and prospects, and to sell our devices and solutions.

Organizational Structure

We are a Cayman Islands exempted company with limited liability and are a subsidiary of Universo Online S.A., or UOL. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil. Our investor relations office can be reached at +55 (11) 3038-8127 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

UOL is a Brazilian sociedade por ações that was founded in 1996. UOL is Brazil’s largest Internet content, digital products and services company. Its majority shareholder is Grupo Folha, one of the largest media groups in Brazil and the owner of the São Paulo daily newspaper Folha de S. Paulo, Brazil’s most-read newspaper according to the Circulation Verifier Institute (Instituto Verificador de Circulação, or IVC).

We carry out our operations principally through our Brazilian operating company, Pagseguro Internet S.A., a Brazilian sociedade por ações. Pagseguro Internet S.A. carries out most operations directly, and also has four subsidiaries, each of which is substantially wholly owned:    (i) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (ii) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles purchases and sales of our POS devices; (iii) BCPS Online Services, Lda, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; and (iv) R2Tech Informática S.A., organized in Brazil, which manages our reconciliation product. BCPS, and R2Tech were both acquired during 2017.

We are also currently in the process of setting up a FIDC through which we may raise debt to finance the growth of our business. The FIDC will be controlled by PagSeguro Brazil, and will raise capital by issuing senior quotas in the fund to outside investors, who will receive interest on these investments from the FIDC. The FIDC will use at least 90% of its capital to purchase merchant receivables. The FIDC will use the capital it raises to finance the early payment of receivables service that we offer merchants. The results of this early payment of receivables service will continue to be reflected as financial income in our financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables service that we offer merchants, the expenses we incur to obtain early payment of note receivables from card issuers and acquirers, or the overall results of this business. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this activity generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law, and we also expect it will allow us to defer certain tax obligations. For further information regarding our early payment of receivables service that we offer merchants, see “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The chart below shows our corporate structure after giving effect to the contemplated issuance and sale of Class A common shares in this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional common shares from UOL:

Competition

The Brazilian payments industry is highly competitive and fast-changing. We compete in the online digital payments market and in the POS payments market.

In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre and MoIP/Wirecard. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. Our business model differs from the model used by the incumbent Brazilian providers, such as Cielo, Rede, GetNet and Stone, who generally offer their POS devices under long-term monthly rental contracts with pricing that works out to be more expensive than the monthly installments for the purchase of our POS devices. These incumbent providers also target larger clients, since their business model results in more expensive products and services, while our primary target customers are currently Micro-Merchants and SMEs, who are underserved by incumbent payment providers and large financial institutions in Brazil.

Like the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

We are the only financial technology provider in Brazil, however, whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We seek to differentiate ourselves from our competitors primarily on the basis of this end-to-end coverage as well as our focus on transaction security, on ease of use, and on the mobile environment. While competitive factors and their relative importance vary based on the size, industry and focus of each merchant, we believe the following factors are key to competition in the digital payments market in Brazil:

•	an ecosystem that attracts, retains and engages merchants and consumers;

•	speed and simplicity of the customer onboarding process;

•	consumer confidence in transaction security, including the ability for consumers to make payments without sharing their financial information with the merchant or counterparty;

•	POS devices with affordable prices and no rental fees;

•	quality of customer service;

•	breadth and depth of features and functionality; and

•	brand recognition and reputation.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Relating to our Business and Industry—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.”

Our Team

We believe that our team is one of PagSeguro’s most important assets. Our culture reflects UOL’s teamwork and innovation-driven focus, instilling in our professionals a passion for our consumers and merchants. At June 30, 2017, our team consisted of 873 people, including employees and outsourced staff. At June 30, 2017, our employees had an average age of 33, 90% of whom held a bachelor’s degree or higher, with 61% of our employees specializing in products and engineering. Together, our management team and employees represent experience in all areas of the Brazilian payments market, with in-depth knowledge of online payments, retail and financial services, technology, payment processing, in-person electronic payments, acquiring and card issuance. They therefore represent a complete picture of all of our customers’ needs and can prepare the future of our organization.

We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan (plano de participações nos resultados) for all employees and a long-term motivation plan for key professionals. See “Management—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”

We train our teams in the use of modern management tools such as Agile, Lean, Kanban and Management 3.0.

Our employees are represented by the Union of Employees of Information Technology Businesses and Course Providers of the State of São Paulo (Sindicato dos Trabalhadores nas Empresas e Cursos de Informática do Estado de São Paulo—SINDIESP). We consider our relations with our employees to be good. We have not experienced any significant labor disputes.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Insurance

We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company and/or our subsidiaries as co-beneficiaries, as applicable:

•	insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 10, 2017 and has a coverage limit of R$997.9 million;

•	D&O insurance regarding PagSeguro Brazil, which expires on August 8, 2018 and has a coverage limit of R$60 million;

•	warehouse and storage facility insurance policy, which expires on November 11, 2017 and has a coverage limit of R$30 million; and

•	general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2017 and has a coverage limit of R$10 million.

We review our coverage limits every year when the policies are renewed, to ensure that they remain consistent with the value of our assets and the liabilities linked to our business. We do not currently anticipate any difficulties in renewing any of our insurance policies.

While we believe our insurance contracts reflect standard market practices, there are certain types of risks that may not be covered by our policies (such as war, terrorism, acts of God and force majeure, liability for certain harm or interruption of certain business activities). Therefore, if any of these uncovered events occur, we may be required to incur additional costs to remedy the situation, reconstitute our assets or indemnify our customers, which may adversely affect us. In addition, even if a risk is covered by our policies, we cannot assure you that any payment from our insurers will be sufficient to cover the loss. For additional information regarding our insurance contracts, see “Management—Directors’ and Officers’ Insurance.”

Seasonality

We operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. While we have not experienced significant seasonality in our results at the date of this prospectus due to our ongoing growth, this could change in the future. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Regulation

Regulation of the digital payments industry in Brazil

Our activities in Brazil are subject to Brazilian laws and regulations relating to digital payments. Law No. 12,865/13, which took effect on October 9, 2013, establishes the first set of rules regulating the digital payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB), which refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil). This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/13 gave the Central Bank and the National Monetary Council (the Conselho Monetário Nacional, or CMN) powers to regulate entities involved in the digital payments industry. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/13, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of Resolutions 4,282 and 4,283 and Circulars 3,680, 3,681, 3,682 and 3,683, all of which were published on November 4, 2013. The circulars originally became effective on May 5, 2014 and have been amended since that date.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is a body of rules and technical standards for the execution of payment transactions through a payment system. The regulations applicable to payment schemes depend on certain features, such as the number of users and the annual cash value of transactions handled by the payment scheme:

•	Payment schemes that exceed certain thresholds are considered to form part of the SPB and require authorization by the Central Bank.

•	Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not required to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis.

•	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to limited-purpose payment schemes and payment schemes set up by governmental authorities.

Payment Scheme Owners

Payment scheme owners, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme owners must be incorporated in Brazil, must have a corporate purpose compatible with payments activities, and must have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Payment Institutions

Payment institutions are classified into the following types under Brazilian regulations:

•	Issuers of electronic currency (generally prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end-users. They carry out payment transactions using electronic currency deposited into these pre-paid such accounts, and convert the deposits into physical or book-entry currency or vice versa.

•	Issuers of post-paid payment instruments (principally credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•	Acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the issuer of the prepaid or post-paid instrument, and settling with the merchant.

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities. If it operates within a payment scheme that forms part of the SPB, it must be authorized by the Central Bank. The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including penalties for noncompliance; the promotion of financial inclusion; the reduction of systemic, operational and credit risks; reporting obligations; and governance.

The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/13 classifies payment accounts into two types:

•	Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.

•	Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law No. 12,865/13 requires payment institutions that are issuers of prepaid instruments to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institution must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments:    either (i) in a specific account with the Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 60%; this will increase to 80% on January 1, 2018 and to 100% on January 1, 2018.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Brazil’s Regulatory Position

In December 2014, PagSeguro Brazil applied to the Central Bank for the following authorizations:

1.	Authorization as a payment scheme owner of a “closed-loop domestic” payment scheme, forming part of the SPB. This application relates to the PagSeguro digital account, which is a prepaid account available to our customers. The application relates to our rules applying to the PagSeguro digital account and our brand.

2.	Authorization as a payment institution, as an issuer of prepaid electronic money. This application relates to relates to the PagSeguro digital account and to our issuance of PagSeguro prepaid cards. The application regarding the PagSeguro digital account relates to our rules and our brand, and the application regarding our prepaid cards relates to the third-party payment schemes within which the cards are issued.

3.	Authorization as a payment institution, as an acquirer.

At the date of this prospectus, we are still awaiting these authorizations, although PagSeguro Brazil entitled to continue carrying on these businesses pending receipt of the authorizations because it were already operating these regulated activities before Law No. 12,865/13 took effect.

PagSeguro Brazil is also a payment scheme owner of a “closed-loop domestic” payment scheme not forming part of the SPB, which relates to peer-to-peer transfers between accounts opened by our clients within the PagSeguro digital account, using our rules applying to the PagSeguro digital account and our brand. Since this payment scheme does not form part of the SPB it does not currently require Central Bank authorization; however, we are required to report certain operational information regarding this scheme to the Central Bank on an annual basis, such as the number of users and the annual cash value of our peer-to-peer transfer transactions. If these numbers or certain other operational data exceed the relevant Central Bank thresholds in the future, we will also be required to apply for Central Bank authorization for this payment scheme.

PagSeguro Brazil has also applied to the Central Bank for authorization as a payment institution, as an issuer of post-paid cards within third-party payment schemes. We do not currently carry on this business and will not be entitled to do so prior to receipt of the Central Bank authorization, since we did not operate this regulated activity before Law No. 12,865/13 took effect.

Law No. 12,865/13 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595, of December 31, 1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending”, which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment service should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that do not form part of the Brazilian financial system, the Brazilian Usury Law (Decree-Law No. 22,623 of April 7, 1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC rate. This limitation will be mitigated once we have set up our FIDC to finance the early payment of receivables service that we offer merchants.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

The Central Bank also regulates our international transfers of funds under foreign exchange regulations. Compliance with these rules is mandatory and any failure to comply may result in penalties against us.

The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering Rules

We comply with all anti-money laundering, or AML, rules applicable to us and have implemented policies and procedures to report suspicious activities to the authorities, including any suspected terrorism financing and other potentially illegal activities. We have a risk and fraud division led by a risk officer.

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a risk and fraud division led by a risk officer. Our employees are informed of our policies and internal procedures and their compliance is mandatory and supervised.

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law, payment institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients;

•	checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;

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•	checking the origin of funds;

•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	keeping records of all transactions;

•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;

•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) client and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

•	offering anti-money laundering training for employees;

•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and

•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities and e-commerce, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/14, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to Internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

Law No. 8,078/90, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as:    commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet and Article 17 of the CMN’s Resolution No. 4,282/13. We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Risk Factors—Risks Relating to our Business and Industry.”

Property, Plant and Equipment

Our	Facilities

We do not own any real estate. Our head office and operations center in São Paulo are provided by UOL on a cost-sharing basis under an agreement for apportionment of expenses signed between us and UOL. For more information on this agreement, see “Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Expense Apportionment Agreements.” We also lease office space for our three subsidiaries.

Other Equipment

The majority of our equipment consists of data processing equipment, which made up 89.5% of our equipment costs in 2016. The rest of our equipment consists of machinery, facilities and furniture and fittings.

Intellectual Property

We regard the protection of our trademarks, copyrights, logos, service marks, trade dress, domain names, patents and trade secrets as critical to our future success. To establish and protect our proprietary rights in our products and services, we rely on a combination of trademark, copyright, service mark, patent and trade secret laws, administrative procedures and contractual restrictions. We have entered into confidentiality and invention assignment agreements with our employees and certain outside contractors. We have also established non-disclosure agreements with our employees, strategic partners and some suppliers in order to limit access to and disclosure of our proprietary information and technology.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,” “Moderninha,” “Minizinha” and “PlugPag”. We have also registered several domain names with NIC.br, Brazil’s Internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “minizinha.com.br” and “boacompra.com.br.” We own or have the right to use all of the material intellectual property that we use.

We have material contracts with Visa and MasterCard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Brazil sets forth the general terms and conditions under which PagSeguro Brazil acts as a merchant acquiring principal participant for Visa in Brazil and provides PagSeguro Brazil with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, PagSeguro Brazil is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of June 18, 2015 and as amended from time to time, between MasterCard International Incorporated and PagSeguro Brazil sets forth the general terms and conditions under which MasterCard grants PagSeguro Brazil a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including MasterCard, Cirrus and Maestro branded marks) in Brazil in connection with PagSeguro Brazil’s issuing and acquiring activities. No consideration is due to MasterCard under this agreement.

We operate software products under licenses, including certain open source licenses, from our vendors, including, among others, Verifone, Oracle, Feedzai and Cisco. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The standard online contract entered into between us and our merchants when they open a PagSeguro digital account provides a limited, non-transferable license to certain of our proprietary rights, such as our name and logo, for use by our merchants for commercial purposes. We expect to continue this practice in the future as part of our marketing strategy. While we attempt to ensure that our licensees maintain the quality of the PagSeguro brand, they may take actions that could materially adversely affect the value of our proprietary rights or reputation.

For information about risks affecting our intellectual property, see “Risk Factors—Risks Relating to our Business and Industry—We have only a limited ability to protect our intellectual property rights, which are important to our success.”

Legal Proceedings

From time to time, we are involved in proceedings that arise in the ordinary course of our business. Any claims against us, whether or not they have merit, can be time consuming, result in costly litigation, and require significant management time and operational resources.

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, relating to civil, tax and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

The amounts we had accrued in our financial statements as at December 31, 2016 for all types of legal proceedings for which we believe a loss is probable were R$0.7 million. The amounts we had accrued in our financial statements at June 30, 2017 for all types of legal proceedings for which we believe a loss is probable were R$1.3 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Brazil.”

Civil Proceedings

The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

At June 30, 2017 and December 31, 2017, we were party to approximately 4,000 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). At June 30, 2017, we had recorded R$1.1 million in provisions for current civil proceedings and no provisions for non-current civil proceedings; and at December 31, 2016, we had recorded R$0.6 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

We are also a party to certain civil lawsuits involving risks classified by management as possible losses, based on the evaluation of our external legal advisors, totaling approximately R$1.1 million at June 30, 2017 and approximately R$0.8 million at December 31, 2016. We have not recognized provisions for these possible losses.

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At June 30, 2017 and December 31, 2016, we had judicial deposits for civil proceedings in an aggregate amount of R$0.3 million.

Labor Proceedings

At June 30, 2017, we were party to approximately 50 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.2 million and at December 31, 2016, we were party to approximately 40 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.1 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.

We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 16 of the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Tax and Social Security Proceedings

At June 30, 2017, we had made judicial deposits of R$4.8 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS) and R$29.5 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income. At December 31, 2016, we had made judicial deposits of R$2.5 million related to PIS and R$15.5 million related to COFINS relating to our financial income. These judicial deposits relate to a tax proceeding filed by us to challenge certain Brazilian regulations that changed the PIS/COFINS taxation regime. Laws 10,637/2002 and 10,833/2003 increased the PIS and COFINS calculation basis, which was previously assessed on operating revenues and expanded to cover all types of revenue, including revenues generated by financial investments, with a few exceptions. Since the issuance of Decree No. 5,164/2004, taxpayers subject to the non-cumulative PIS/COFINS methodology, like our company, were subject to PIS and COFINS at a 0% tax rate on financial income. On April 1, 2015, the Brazilian federal government published Decree No. 8,426/2015, which increased the PIS and COFINS rates levied on financial income by legal entities subject to the non-cumulative methodology to 0.65% and 4%, respectively. In December 2015, we filed a tax proceeding alleging the unconstitutionality of the PIS/COFINS increase on financial income by Decree No. 8,426/2015, based on violation of the constitutional principle of legality, which provides that an increase in existing taxes can only be implemented by federal law. As an alternative request, we asked the court to recognize our right to discount PIS/COFINS tax credits from financial expenses incurred by us. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these PIS/COFINS payments in escrow while this payment obligation is discussed in court. For more information, see Note 15 to the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of PagSeguro Brazil and “Risk Factors—Risks Relating to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our Results of Operations.”

We are not a party to any tax lawsuits involving risks classified by management as possible losses.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Pursuant to our Memorandum and Articles of Association and Cayman Islands corporate law, we are managed by a board of directors who may delegate certain functions to the executive officers. In addition, our Memorandum and Articles of Association also provide for the establishment of a permanent audit committee.

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors.

At the date of this prospectus our board of directors will be composed of four members. Within one year of the date of this offering, the size of our board of directors is expected to increase to seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017 and all other current members of the board of directors were appointed on                    , 2017. All current members of our board of directors have been appointed to serve for an indefinite period.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Director	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975

In addition, we have identified one independent director, Noemia Gushiken, who will join our board of directors at the first meeting of the board to be held following completion of this offering. We intend to appoint two additional independent board members within three months and one year following the offering, respectively.

The following is a brief summary of the business experience of our current directors and those who have been identified to join our board. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil.

Luis Frias. Mr. Frias has been the Chairman of our board of directors and our Principal Executive Officer since                    2017. He joined Grupo Folha in 1981 and has been its principal executive officer since 1989. In that capacity he led Grupo Folha’s expansion into various new markets, such as commercial printing (through Plural, a partnership with Quad Graphics) and e-commerce logistics (through Transfolha). In 1996, he founded UOL, a pioneering Brazilian Internet company. As Principal Executive Officer and Chairman of the Board of Directors of UOL, he has expanded UOL’s business, through organic growth and more than 20 acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).

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Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors and our Chief Financial and Investor Relations Officer and Chief Accounting Officer since                      2017. He has been the Chief Financial and Mergers & Acquisitions Officer of the UOL group and Executive Officer of the Folha Group since 2011. He holds a bachelor’s degree in business administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart USA from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Senior Auditor at PricewaterhouseCoopers from 1992 to 1997.

Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She has also been head of human resources, legal matters and institutional relations of the UOL group since its creation in 1996, and has been the Vice Chairman of UOL’s board of directors since 2005. She has worked for Grupo Folha since 1990, and is the current Superintendent of Grupo Folha. She holds a bachelor’s degree in public administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getúlio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012, and is currently a member of the board of ABECS.

Ricardo Dutra da Silva. Mr. Dutra has been a member of our board of directors and our Executive Officer since                      2017. He has been Chief Executive Officer of PagSeguro Brazil and Chief Executive Officer of UOL Digital Content and Products since 2016. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV) in São Paulo, and an MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

Noemia Gushiken. Ms. Gushiken is expected to join our board of directors in 2017 following the completion of this offering. She has more than 20 years of experience in the technology and consumer industries. She is currently a strategic advisor for family offices and startup companies in Brazil, providing advice on a variety of matters, including operations, management, legal and compliance. Ms. Gushiken served as the Operations Director at Cerveja Proibida from 2013 to 2017, as the Legal Director at Microsoft from 2007 to 2013, and as the Head of Legal at UOL from 2000 to 2007. She has also represented these companies in industry associations and corporate affairs initiatives in Brazil. She holds a law degree and a post-graduate degree in Commercial and Corporate Law, both from the Pontifical Catholic University of São Paulo (Pontifĺcia Universidade Católica de São Paulo – PUC). Ms. Gushiken also studied Japanese Constitutional Law at the University of Shizuoka – Japan from 1993 to 1994. She is admitted to the Brazilian Bar in São Paulo.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer. Our executive officers were appointed by our board of directors for an indefinite term.

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Pursuant to 17 C.F.R. Section 200.83

The table below shows our current executive officers:

Name	Title	Date of Birth
Luis Frias	Principal Executive Officer	April 6, 1963
Eduardo Alcaro	Chief Financial and Investor Relations Officer and Chief Accounting Officer	April 26, 1972
Ricardo Dutra da Silva	Executive Officer	December 1, 1975

The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil.

Audit Committee

Upon completion of this offering, our board of directors will have established an audit committee. Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation or (3) as otherwise determined by our board of directors. Our audit committee will initially consist of three members, including Eduardo Alcaro and Ricardo Dutra da Silva. Noemia Gushiken has been identified as an independent director to be appointed at the first meeting following the completion of this offering, and in such capacity will also be appointed to our audit committee. Eduardo Alcaro will be the chairman of our audit committee. Upon appointment, Noemia Gushiken will satisfy the “independence” requirements of the NYSE rules and will meet the independence standards under Rule 10A-3 under the Exchange Act. Eduardo Alcaro satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

The composition of our audit committee complies with the requirements of the NYSE rules pursuant to the phase-in rules for newly listed companies. Pursuant to these rules, one member of our audit committee must satisfy the audit committee member independence and other qualification requirements at the time of listing. Within one year following the completion of this offering, we expect that all members of our audit committee will either satisfy the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3 exemption. Our audit committee will comply with these requirements by the applicable deadlines.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. Our audit committee will be responsible for, among other things:

•	selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor in the committee’s discretion;

•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;

•	reviewing and discussing the annual audited financial statements with management, internal audit team (or third-service provider performing this function) and the independent auditor, as well as quarterly unaudited financial statements;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

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•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	overseeing our disclosure controls and procedures and internal control over financial reporting;

•	assessing and monitoring our risk exposures, as well as the policies and guidelines with respect to risk management;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	analyzing our related-party transactions based on our policy for these transactions;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	any other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	periodically meeting with management, internal audit team (or third-party service providers performing this function) and the independent auditors, separately; and

•	reporting regularly to the full board of directors.

Duties of Directors

Directors are responsible to the company and not, in the absence of special circumstances, to the shareholders as individuals. For the purposes of describing directors’ duties, the company is generally defined with reference to the interests of both present and future shareholders of the company as a whole. Under Cayman Islands law, a director owes two types of duties to the company:    fiduciary duties and duties of skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. You should refer to “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Management Compensation

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of restricted shares (or the cash equivalent) under our long-term incentive plan, or LTIP, as discussed below. Cash bonuses are paid to executive officers and members of our management based on the previously agreed corporate results-sharing plan (plano de participações nos resultados) and overall targets for the business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Certain of our directors and officers receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.

The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2016 was R$2.7 million. This includes benefits paid in kind and variable compensation.

Long-Term Incentive Plan

Our directors, executive officers and certain of our employees participate in a Long-Term Incentive Plan, or LTIP, established by UOL on July 29, 2015. We believe the LTIP helps us attract and retain individuals who have a high potential to contribute to our success, and further aligns their interests with ours. Beneficiaries under the LTIP are selected and approved by UOL’s LTIP Committee, which consists of our Chairman and two officers of UOL.

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date, the earliest of which was on July 29, 2015. Upon completion of this offering, the vested portion of each beneficiary’s LTIP rights will, at the discretion of our Board of Directors, either be converted into Class A common shares of our company at the IPO price or paid to the beneficiary in cash. The remaining portions of each beneficiary’s LTIP rights will on each future annual vesting date either be converted into Class A common shares of PagSeguro Digital at the average of the closing prices for the 30 trading days prior to that date or paid to the beneficiary in cash, at the discretion of our Board of Directors.

After completion of this offering, if a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be cancelled.

Any shares issued under the LTIP upon completion of this offering will be subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued on a subsequent vesting date during the first year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of this offering. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up.

The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our share capital.

Directors’ and Officers’ Insurance

We have contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties. Our current directors’ and officers’ insurance policy, which we entered into on August 10, 2017, is provided by XL Seguros Brasil S.A. and the maximum amount of coverage is R$60 million. The current policy expires on August 8, 2018.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the NYSE rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “—Audit Committee”) (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Within one year of the date of this offering, three of our seven directors are expected to be independent. When Noemia Gushiken joins our board of directors at the first meeting following the completion of this offering, she will be our first independent director. We intend to appoint two additional independent board members within three months and one year following the offering, respectively.

Compensation committee

The NYSE rules applicable to U.S. companies require the company to have, and to certify that it has and will continue to have, a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our board of directors is responsible for determining the individual compensation of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board will review the performance of our executive officers, including the performance of our principal executive officer, who will be required to excuse him- or herself from discussions regarding his or her performance and compensation.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING SHAREHOLDER

The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL and all of the persons who are members of our board of directors and all of our executive officers, as a single group (1) immediately prior to the completion of this offering, (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares from UOL, and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares from UOL is exercised in full.

Beneficial ownership, which is determined under SEC rules, generally includes voting or investment power over securities or the right to receive the economic benefit of ownership of the securities. We believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Common shares subject to options, warrants or rights that are exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter (which in the case of the Company, only consist of Class A common shares), are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentages of beneficial ownership are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: zero Class A common shares and 262,288,607 Class B common shares;

•	following the sale of Class A common shares in this offering, assuming (i) conversion of all existing vested rights under our Long-Term Incentive Plan into Class A common shares and (ii) no exercise of the underwriters’ option to purchase additional common shares from UOL (which shares would convert from Class B common shares to Class A common shares upon such sale): Class A common shares and Class B common shares; and

•	following the sale of Class A common shares in this offering, assuming (i) conversion of all existing vested rights under our Long-Term Incentive Plan into Class A common shares and (ii) exercise in full of the underwriters’ option to purchase additional Class A common shares from UOL (which shares would convert from Class B common shares to Class A common shares upon such sale): Class A common shares and Class B common shares.

The holders of our Class A common shares and Class B common shares have identical rights, except that UOL as holder of Class B common shares (i) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “Description of Share Capital—Preemptive or Similar Rights” and “Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share. At the closing of this offering, all of the common shares to be sold by UOL will be converted from Class B common shares to Class A common shares. UOL will not own any Class A common shares after completing the offering.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

	Shares Beneficially Owned Prior to Offering		% of Total Voting Power Before Our Initial Public Offering(1)		Shares To Be Sold In Offering	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without Exercise of Underwriters’ Option(1)	Additional Shares To Be Sold In Offering With Full Exercise of Underwriters’ Option	Shares Beneficially Owned After Offering With Full Exercise of Underwriters’ Option		% of Total Voting Power After Offering With Full Exercise of Underwriters’ Option(1)
	Class A	Class B				Class A		Class B				Class A	Class B
Name	Shares	%	Shares	%		%	Shares	%	Shares	%		Shares	%
Universo Online S.A.(2)		%		%		%		%		%			%	%
Directors and executive officers		%		%		%		%		%			%	%

Total		%		%		%		%		%			%	%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital—Voting Rights.”
(2)	The following persons are beneficial owners of 5% or more of PagSeguro Digital’s Class A common shares and Class B common shares indirectly through their ownership interests in UOL: (i) Folhapar S.A., which holds a 60.82% ownership interest in UOL, (ii) João Alves de Queiroz Filho, who holds a 13.86% ownership interest in UOL, (iii) Negotio Magni, S.A. de C.V., which holds a 9.99% ownership interest in UOL, and (iv) BTG Pactual Principal Investments Fundo de Investimento em Participações, which holds a 5.97% ownership interest in UOL. The following persons hold ownership interests in Folhapar S.A.: (i) Empresa Folha da Manhã S.A., which holds a 33.23% direct ownership interest in Folhapar S.A., and (ii) Luis Frias, who holds a 66.27% direct ownership interest and a 8.77% indirect ownership interest in Folhapar S.A. Luis Frias also holds a 0.60% direct ownership interest in UOL. The principal business address of Universo Online S.A. and Luis Frias is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil. The principal business address of Folhapar S.A. is Alameda Barão de Limeira, 401, São Paulo – SP, Brazil 01202-900. The principal business address of João Alves de Queiroz Filho is Av. Brigadeiro Faria Lima, 2277, 6th floor, São Paulo – SP, Brazil, 01452-000. The principal business address of Negotio Magni, S.A. de C.V. is Av. Chapultepec, 218, Col. Roma Norte, Mexico City, DF 06700 – Mexico. The principal business address of BTG Pactual Principal Investments Fundo de Investimento em Participações is Av. Brigadeiro Faria Lima, 3729, São Paulo – SP, Brazil, 04538-133.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

RELATED PARTY TRANSACTIONS

We currently engage in various transactions with UOL, our controlling shareholder, and other affiliated companies. All of our related party transactions are conducted at arms’ length, based on terms that reflect those that would apply to transactions with third parties, other than our centralized cash management with UOL, described below. The total amount of costs and expenses incurred by PagSeguro Brazil for shared services and sales of services provided by UOL and other affiliated companies in the six months ended June 30, 2017 under such of these agreements as were in force during the six months ended June 30, 2017 was R$73.2 million. PagSeguro also provided services to certain other UOL affiliates during the six months ended June 30, 2017 for an amount of R$0.4 million. For more information, see Note 8 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Prior to this offering, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to the audited consolidated financial statements of PagSeguro Brazil and Note 8 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions were not carried out at arms’ length because no interest was recorded in either company’s income statement. Our cash management will be separate from UOL’s cash management starting from the date of completion of this offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of this offering, and any such balances will in any event be repaid within 60 days following completion of this offering.

We currently do not have any agreements with our management or directors. Certain of our directors and officers receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.

Agreements with UOL and UOL Subsidiaries

PagSeguro Brazil was incorporated as a legal entity in 2006, although it did not operate the PagSeguro business prior to August 1, 2015 since most of the PagSeguro business activities were operated by other UOL group members prior to that date. On August 1, 2015, UOL carried out a corporate reorganization in which it segregated some of the PagSeguro Brazil activities from its other activities and contributed them to PagSeguro Brazil. Following this reorganization, PagSeguro Brazil entered into the contracts summarized below governing its relationship with UOL and its subsidiaries.

Advertising Space Assignment Agreement

Under this agreement, UOL may assign to PagSeguro Brazil certain advertising and media space on UOL’s own website, as well as other space that UOL obtains from unrelated third parties. We pay UOL monthly fees for this space, based on the actual amount of advertising and media space we use. For advertising and media space on UOL’s own website, UOL charges us a price that it determines on market terms. For space that UOL obtains from unrelated third parties, UOL charges us the same price as it pays for the space.

Cost-Sharing Agreements

PagSeguro Brazil is party to two agreements with UOL under which UOL apportions to PagSeguro Brazil the expenses of certain services and personnel hired by UOL for the benefit of PagSeguro Brazil and expenses related to our head office and operations center in São Paulo, which are provided by UOL. Under one agreement, UOL apportions to PagSeguro Brazil expenses relating to call center services, marketing activities, certain ordinary course corporate services, and certain contingency expenses related to litigation. All insurance policies listed under “Business – Insurance” are contracted by UOL under this agreement. Under the other agreement, UOL apportions to PagSeguro Brazil expenses relating to certain back-office personnel who are employed by UOL but allocated to work on matters related to our business.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The two agreements apportion the costs and expenses for these services as between PagSeguro Brazil and UOL. The amounts PagSeguro Brazil pays to UOL are based on different criteria depending on the type of service:

•	for marketing, financial and legal services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf;

•	for human resources services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf and on the number of UOL personnel dedicated to PagSeguro Brazil matters;

•	for call center services, the amount payable is based on the number of UOL personnel dedicated to PagSeguro Brazil matters;

•	for technology services, the amount payable is based on the expenses incurred by UOL on PagSeguro Brazil’s behalf.

Platform Licensing Agreements

PagSeguro Brazil and UOL are party to an agreement under which UOL provides services related to the development, maintenance and management of the software used to conduct PagSeguro Brazil’s business. The services include the development of new software, analysis and improvement of the efficiency of existing software and resolution of technical issues. The services are provided in accordance with parameters set by PagSeguro Brazil. The amount payable under this agreement is based on the number of hours actually worked by UOL personnel.

Boa Compra and UOL are party to an agreement under which UOL provides services related to software for Boa Compra’s business on substantially the same terms.

UOL Diveo Agreements

Cloud Services Agreement

PagSeguro Brazil is party to two agreements with UOL Diveo under which UOL resells cloud services provided by Amazon Web Services, Inc., or AWS, and Microsoft Ireland Operations Limited, or Microsoft, to PagSeguro Brazil. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support. PagSeguro Brazil may manage its data through online access or specific software provided by AWS and Microsoft. UOL Diveo, as a reseller of the services, is not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.

Hosting and Colocation Agreements

PagSeguro Brazil and UOL Diveo are party to a hosting agreement and a colocation agreement under which UOL Diveo provides data storage services to PagSeguro Brazil. These services include the lease of equipment, software licenses, assignment of information technology infrastructure and provision of space and internet access to PagSeguro Brazil’s data center. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, UOL Diveo also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Telecommunication Services Agreement

PagSeguro Brazil and UOL Diveo are party to an agreement under which UOL Diveo provides telecommunication services that allow PagSeguro Brazil to offer national and international transmission capacity (voice, data and images) and the submission and reception of multimedia information to its customers throughout the telecommunications network of UOL Diveo or third parties.

Internet Security Agreements

PagSeguro Brazil is party to three agreements with UOL Diveo under which UOL Diveo provides internet security services to PagSeguro Brazil. The payments under these agreements are made on a monthly basis in fixed amounts previously agreed between the parties.

Under the first agreement, UOL Diveo provides brand protection services regarding the management of threats and the improper use of PagSeguro Brazil’s brand on the internet, including on social networks, domain names, malicious emails, such as phishing and spam, piracy and other threats involving PagSeguro Brazil’s intellectual property.

Under the second agreement, UOL Diveo provides internet security services against denial-of-services attacks (DoS attacks) that may impact PagSeguro Brazil’s technological infrastructure or online services. This service uses technology to prevent and mitigate such attacks thorough the behavioral analysis of the data flowing through PagSeguro Brazil’s data center and network.

Under the third agreement, UOL Diveo provides application firewall against threats of fraud, unavailability and theft of information on PagSeguro Brazil network, as well as the protection of PagSeguro Brazil’s security operation and data centers.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SHARE CAPITAL

PagSeguro Digital Ltd., the company whose shares are being offered by this prospectus, was incorporated on July 19, 2017 as a Cayman Islands exempted company with limited liability for an indefinite term. PagSeguro Digital’s principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil.

PagSeguro Digital’s affairs are governed principally by (1) its Memorandum and Articles of Association, (2) the Companies Law of the Cayman Islands (as amended), or the Companies Law, and (3) the common law of the Cayman Islands.

The following discussion summarizes the material terms of the Class A common shares of PagSeguro Digital being offered by this prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association. The form of the Memorandum and Articles of Association, which have been adopted and will become effective conditional on and immediately prior to the closing of this offering of Class A common shares, is filed as an exhibit to the registration statement of which this prospectus forms a part.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares:    Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by UOL, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions of our Memorandum and Articles of Association—Two Classes of Shares.”

At the date of this prospectus, PagSeguro Digital’s total authorized share capital was US$50,000, divided into 2,000,000,000 shares par value US$0.000025 each, of which:

•	1,000,000,000 shares are designated as Class A common shares; and

•	500,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by the Board of Directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, PagSeguro Digital will have a total issued share capital of US$                    , divided into                    common shares, of which                    shares will be Class A common shares and                    shares will be Class B common shares, assuming full exercise of the underwriters’ option to purchase additional common shares from UOL. See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, PagSeguro Digital has no shares in treasury.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Listing

The Class A common shares offered in this offering will be listed on the NYSE under the symbol “PAGS.” Settlement of the Class A common shares offered in this offering is expected to take place on or about the completion date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. If your shares are registered in the name of DTC, you will not be a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.

We will list the Class A common shares in registered form and they will not be certificated.

Transfer Agent and Registrar

PagSeguro Digital has appointed                     as our agent in New York to maintain the shareholders’ register and to act as transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares will be traded on the NYSE in book-entry form. The transfer agent, registrar and paying agent’s address is                     , and its telephone number is                    .

Corporate Purpose

The corporate objects of PagSeguro Digital, as stated in the Memorandum of Association, are unrestricted and PagSeguro Digital has the authority to carry out any object not prohibited by any law, as provided by Section 7(4) of the Companies Law.

Issuance of Shares

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, PagSeguro Digital’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. PagSeguro Digital will not issue bearer shares.

PagSeguro Digital’s Articles of Association provide that additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PagSeguro Digital. For more information see “—Preemptive or Similar Rights.”

PagSeguro Digital’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then outstanding Class A common shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Fiscal Year

PagSeguro Digital’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

PagSeguro Digital’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)	Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares;

(ii)	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if PagSeguro Digital issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in PagSeguro Digital. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Conversion

The outstanding Class B common shares are convertible at any time as follows:     (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.

No class of PagSeguro Digital’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not PagSeguro Digital is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which PagSeguro Digital is a party, or (2) any tender or exchange offer by PagSeguro Digital to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, PagSeguro Digital’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of PagSeguro Digital at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to PagSeguro Digital in respect of the shares that such shareholder holds must have been paid.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, PagSeguro Digital is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, PagSeguro Digital may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

PagSeguro Digital will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to PagSeguro Digital’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within fifteen minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If PagSeguro Digital is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between PagSeguro Digital and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between PagSeguro Digital and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between PagSeguro Digital and any person or persons to waive or limit the same, shall apply PagSeguro Digital’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in PagSeguro Digital.

Changes to Capital

Pursuant to the Articles of Association, PagSeguro Digital may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Digital’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, PagSeguro Digital may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of PagSeguro Digital may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the NYSE in book-entry form and may be transferred in accordance with PagSeguro Digital’s Articles of Association and NYSE’s rules and regulations.

However, PagSeguro Digital’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up to a person of whom it does not approve. The board of directors may also decline to register any transfer of any ordinary share unless:

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to PagSeguro Digital in respect thereof;

•	the instrument of transfer is lodged with PagSeguro Digital, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of PagSeguro Digital; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit PagSeguro Digital to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of PagSeguro Digital, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by PagSeguro Digital. Subject to the Companies Law, PagSeguro Digital’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PagSeguro Digital. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (to par value) on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of PagSeguro Digital’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

PagSeguro Digital is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while PagSeguro Digital’s shares are admitted to trading on NYSE, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Upon completion of this offering, the directors will be Luis Frias, Eduardo Alcaro, Maria Judith de Brito and Ricardo Dutra da Silva. In addition, we have identified one independent director, Noemia Gushiken, who will join our board of directors at the first meeting of the board held following completion of this offering. We intend to appoint two additional independent board members within three months and one year following the offering, respectively.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Management—Audit Committee”.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that PagSeguro Digital’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be two and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of PagSeguro Digital, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of PagSeguro Digital shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent PagSeguro Digital’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Under Cayman Islands law, PagSeguro Digital must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of PagSeguro Digital is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of PagSeguro Digital, the person or member aggrieved (or any shareholder of PagSeguro Digital, or PagSeguro Digital itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

PagSeguro Digital is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, PagSeguro Digital will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, PagSeguro Digital currently intends to comply with the NYSE rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of PagSeguro Digital or management that shareholders may consider favorable. In particular, the capital structure of PagSeguro Digital concentrates ownership of voting rights in the hands of UOL. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PagSeguro Digital to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of PagSeguro Digital. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of PagSeguro Digital are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since it owns of all of the Class B common shares of PagSeguro Digital, UOL currently has the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as UOL has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of PagSeguro Digital, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PagSeguro Digital has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PagSeguro Digital.

Preferred Shares

PagSeguro Digital’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, PagSeguro Digital’s board of directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association, for what they believe in good faith to be in the best interests of PagSeguro Digital.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of PagSeguro Digital in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to PagSeguro Digital, general corporate claims against PagSeguro Digital by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by PagSeguro Digital’s Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against PagSeguro Digital, or derivative actions in PagSeguro Digital’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control PagSeguro Digital, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of PagSeguro Digital have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. PagSeguro Digital, our executive officers and directors and UOL have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Common Shares Eligible for Future Sale,” including the right for PagSeguro Digital to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to PagSeguro Digital and the laws applicable to companies incorporated in the United States and their shareholders.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to:    (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	PagSeguro Digital is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, PagSeguro Digital itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of PagSeguro Digital in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that PagSeguro Digital has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Memorandum and Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under PagSeguro Digital’s Articles of Association, a director must disclose the nature and extent of his material interest in any contract or arrangement, and the interested director may not vote at any meeting on any resolution concerning the interested matter. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the disinterested directors present at the meeting, even if the disinterested directors constitute less than a quorum.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. PagSeguro Digital’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PagSeguro Digital or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PagSeguro Digital’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. PagSeguro Digital’s Articles of Association provides that a director must disclose the nature and extent of his or her material interest in any contract or arrangement, and such director may not vote at any meeting on any resolution concerning such interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to PagSeguro Digital’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, a director may not vote in respect of any contract or arrangement in which he or she has a material interest but may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:    the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, PagSeguro Digital’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of PagSeguro Digital are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PagSeguro Digital cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, PagSeguro Digital may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds vote). PagSeguro Digital’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up PagSeguro Digital.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under PagSeguro Digital’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to PagSeguro Digital’s Memorandum and Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, PagSeguro Digital’s Memorandum and Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by PagSeguro Digital’s Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on PagSeguro Digital’s shares. In addition, there are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

TAXATION

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A common shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder at the date hereof, which are subject to change.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common shares. This discussion deals only with Class A common shares that are held as capital assets by a United States Holder (generally property held for investment).

As used herein, the term “United States Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder at the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a person holding our Class A common shares in a retirement account or other tax-deferred account;

•	a tax-exempt organization;

•	a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company” below.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the Class A common shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the Class A common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution generally will be reported as a dividend.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation so long as certain holding period and other requirements are met. A foreign corporation is treated as a qualified foreign corporation provided that (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), and (ii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We will apply to list our Class A common shares on the NYSE.

Provided that the listing is approved, United States Treasury Department guidance indicates that our Class A common shares will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A common shares will meet the conditions required for the reduced tax rate. There can be no assurance that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Passive Foreign Investment Company

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and the application of these rules is uncertain in some respects. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income (the “asset test”) or (ii) 75% or more of our gross income consists of passive income (the “income test”). For purposes of the asset test, any cash, including proceeds from the public offering, will generally be treated as a passive asset and the amount of cash held by us in any year will depend, in part, on when we spend the cash raised from the public offering and generated in our operations. Furthermore, to the extent any of our receivables are considered to give rise to passive income, such receivables will be considered passive assets for purposes of the asset test. In addition, the determination of our PFIC status will depend upon the nature of the assets acquired by us. Moreover, the determination of the value of our assets may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will satisfy the asset test in the current or any future year.

For purposes of the income test, passive income generally includes dividends, interest (including certain types of income that are equivalent to interest), royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although we consider ourselves to be actively engaged in an active business with respect to a number of business lines and to be engaged in an active financing business with respect to our the early payment of receivables service that we offer merchants regarding credit card transactions in installments in particular, and we believe that income from such businesses is likely not treated as passive income for purposes of the PFIC rules, it is not entirely clear how such income will be treated for these purposes. In particular, certain of our income may be treated as passive income unless such income is eligible for an exception for certain income derived in the active conduct of a financing business under Section 954(h) of the Code (the “active financing exception”), and related assets may be considered passive assets unless the active financing exception applies. We believe that the active financing exception will likely apply to treat such income as active, but if it is determined, contrary to our view, that the income from these businesses is passive for U.S. federal income tax purposes, that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our Class A common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A common shares, you generally will be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if you had sold our Class A common shares on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to our Class A common shares provided such Class A common shares are treated as “marketable stock.” The Class A common shares generally will be treated as marketable stock if they are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations), such as the NYSE.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of our Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “—Taxation of Dividends” would not apply.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our Class A common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules.

You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You generally will be required to file Internal Revenue Service Form 8621 if you hold our Class A common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding Class A common shares if we are considered a PFIC in any taxable year.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your tax basis in the Class A common shares. Your initial tax basis in the Class A common shares will be the U.S. dollar value of the purchase price determined on the date of purchase. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of noncorporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you generally will be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of our Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

In addition, you should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. You are encouraged to consult your own tax advisors regarding the application of the information reporting rules to the Class A common shares and the application of these additional reporting requirements for foreign financial assets to their particular situations.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, PagSeguro Digital will have                     Class A common shares issued and outstanding, and                     Class B common shares issued and outstanding.

Lock-up Agreements

PagSeguro Digital, its executive officers and directors and UOL have agreed not to carry out any of the following actions regarding Class A common shares of PagSeguro Digital for 180 days after the date of this prospectus, without first obtaining the written consent of the underwriters:

•	offer, pledge, sell or contract to sell any Class A common shares;

•	sell any option or contract to purchase any Class A common shares;

•	purchase any option or contract to sell any Class A common shares;

•	grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Class A common shares;

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common shares

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or file a registration statement with the Securities and Exchange Commission related to any of our Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

These lock-up restrictions are, however, subject to certain exceptions, including any issuance of Class A common shares by PagSeguro Digital in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that (i) the aggregate number of Class A common shares issued or issuable thereunder shall not exceed                     % of the total number of Class A common shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation, and (ii) the recipient of such Class A common shares shall have agreed with the Underwriters not to carry out any of the actions described above regarding such Class A common shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITERS

We and the underwriters named below have entered into an underwriting agreement dated                     , 2017 with respect to the Class A common shares being offered. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the Selling Shareholder the number of Class A common shares set forth opposite its name below. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement if any of these Class A common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officer’s certificates and certain certificates, letters and opinions from our local and international counsel and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the Class A common shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                     per Class A common share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

The following table shows the public offering price, underwriting discount and proceeds to PagSeguro Digital before expenses. This information assumes either no exercise or full exercise by the underwriters of their option to purchase additional Class A common shares.

	Per Class A Common Share	Without Option	With Option

Public offering price	$	$	$

Underwriting discounts and commissions to be paid by PagSeguro Digital	$	$	$

Proceeds, before expenses, to PagSeguro Digital	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $                     and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                     .

Option to Purchase Additional Class A Common Shares

The Selling Shareholder, UOL, has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                    additional Class A common shares at the public offering price listed on the cover page of this prospectus. If the underwriters choose to purchase these shares, they will convert from Class B common shares to Class A common shares upon such sale. The underwriters may exercise this option solely to cover any sales by the underwriters of a greater number of Class A common shares than the total number set forth on the cover page of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Class A common shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional Class A common shares.

No Sales of Similar Securities

We, our executive officers and directors and UOL have agreed to certain lock-up restrictions regarding common shares of our company for 180 days after the date of this prospectus. These restrictions are subject to certain exceptions. For further information, see the section of this prospectus entitled “Common Shares Eligible for Future Sale.”

NYSE Listing

We expect the shares to be approved for listing on the NYSE under the symbol “PAGS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of Class A common shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class A common shares. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Class A common shares may not develop. It is also possible that after the offering the Class A common shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the Class A common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common shares. However, the representatives may engage in transactions that stabilize the price of the Class A common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Class A common shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Class A common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of Class A common shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A common shares available for purchase in the open market as compared to the price at which they may purchase shares through the option described above. “Naked” short sales are sales in excess of the underwriters’ option described above. The underwriters must close out any naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common shares or preventing or retarding a decline in the market price of our Class A common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise, in accordance with applicable laws and regulations.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Class A Common Shares

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares of Class A common shares for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking commercial banking, financial advisory and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters may enter into derivative transactions in connection with our Class A common shares, acting at the order and for the account of their clients. The underwriters may also purchase some of our Class A common shares offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or offer terms of the offering without, however, creating an artificial demand during the offering.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities), commodities, currencies, credit default swaps and other financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Discretionary Sales

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A common shares offered by them.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the Class A common shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A common shares in any jurisdiction where action for that purpose is required. Accordingly, the Class A common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Class A common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

This offering has not been and will not be registered under Brazilian Federal Law No. 6,385/76 or under any other Brazilian securities law. Accordingly, our Class A common shares and the offering have not been and will not be registered with the Comissão de Valores Mobilários.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE CLASS A COMMON SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE CLASS A COMMON SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE CLASS A COMMON SHARES TO THE PUBLIC IN BRAZIL.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common shares to be offered so as to enable an investor to decide to purchase our Class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each	underwriter has represented and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of our Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A common shares in, from or otherwise involving the United Kingdom.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Class A common shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Class A common shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Class A common shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Class A common shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This document as well as any other material relating to the Class A common shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is:     (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except:    (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

EXPENSES OF THE OFFERING

We estimate that PagSeguro Digital’s expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)
Securities and Exchange Commission registration fee	US$
NYSE listing fee	US$
Financial Industry Regulatory Authority filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the Financial Industry Regulatory Authority (FINRA) filing fee. will pay a total of                     in respect of underwriting discounts and commissions and certain expenses of the offering, assuming full exercise of the option to purchase additional Class A common shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

VALIDITY OF SECURITIES

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for PagSeguro Digital by Shearman & Sterling LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for PagSeguro Digital by Conyers Dill & Pearman. Legal matters as to Brazilian law will be passed upon for PagSeguro Digital by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, and for the underwriters by Pinheiro Neto Advogados.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

EXPERTS

The consolidated financial statements of PagSeguro Brazil at December 31, 2016, 2015 and 2014 and for each of the three years ended December 31, 2016, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

PagSeguro Digital has filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and our executive officers, directors and principal shareholders are exempt from reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil. Our investor relations office can be reached at +55 11 3038-8127.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

ENFORCEABILITY OF CIVIL LIABILITIES

PagSeguro Digital is registered under the laws of the Cayman Islands as an exempted company with limited liability. PagSeguro Digital is registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Conyers Dill & Pearman, PagSeguro Digital’s counsel as to Cayman Islands law, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, PagSeguro Digital’s counsel as to Brazilian law, have advised that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

PagSeguro Digital’s Cayman Islands counsel has informed us that the uncertainty with regards to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Substantially all of PagSeguro Digital’s assets are located outside the United States, in Brazil. In addition, all of the members of PagSeguro Digital’s board of directors and all of its officers are residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We believe a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. We believe a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That confirmation will be made without review on the merits, and will only be available if the U.S. judgment:

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	there is no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•	is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person (as set forth in Brazilian law).

The judicial recognition process may be time consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff (whether Brazilian or non-Brazilian) that resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money, except in the case of (1) an exemption is provided by an international agreement or treaty to which Brazil is a signatory; (2) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits bond), in the case of enforcement of foreign judgments that have been duly recognized by the STJ; or (3) counterclaims as established, according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil).

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Risks Relating to the Offering and our Class A Common Shares— Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

PagSeguro Digital has appointed Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

INDEX TO FINANCIAL STATEMENTS

Unaudited condensed consolidated interim financial statements of Pagseguro Internet S.A. at June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016

Unaudited condensed consolidated interim balance sheets	F-2
Unaudited condensed consolidated interim statements of income	F-3
Unaudited condensed consolidated interim statements of comprehensive income	F-4
Unaudited condensed consolidated interim statements of changes in equity	F-5
Unaudited condensed consolidated interim statements of cash flows	F-6
Notes to the unaudited condensed consolidated interim financial statements	F-7

Consolidated financial statements of Pagseguro Internet S.A. at December 31, 2016, 2015 and 2014 and Report of Independent Registered Public Accounting Firm

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Unaudited condensed consolidated interim balance sheets at

(All amounts in thousands of reais)

	Note	June 30, 2017	December 31, 2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	13,153	79,969
Financial investments	6	—	131,239
Note receivables	7	2,358,118	1,715,514
Receivables from related parties	8	238,034	300,809
Inventories		54,525	21,023
Taxes recoverable		7,631	17,703
Other receivables		6,430	4,495

Total current assets		2,677,891	2,270,752

NON-CURRENT ASSETS
Judicial deposits		676	534
Prepaid expenses		98	146
Deferred income tax and social contribution	17	20,016	8,305
Property and equipment	10	4,324	4,558
Intangible assets	11	115,577	86,108

Total non-current assets		140,691	99,651

TOTAL ASSETS		2,818,582	2,370,403

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Payables to third parties	12	1,800,138	1,304,031
Trade payables		102,985	61,719
Payables to related parties	8	31,666	76,249
Derivative financial instruments		—	6,613
Borrowings	13	—	205,204
Salaries and social charges	14	24,977	20,269
Taxes and contributions	15	29,939	6,911
Provision for contingencies	16	1,344	680
Dividends payable and interest on own capital		1	22,243
Other payables		20,257	15,244

Total current liabilities		2,011,307	1,719,163

NON-CURRENT LIABILITIES
Deferred income tax and social contribution	17	33,912	24,378
Other payables		3,524	—

Total non-current liabilities		37,436	24,378

TOTAL LIABILITIES		2,048,743	1,743,541

EQUITY
Share capital	18	524,577	524,577
Legal reserve	18	6,276	6,276
Profit retention reserve	18	96,009	96,009
Result of the period	18	142,794	—

		769,656	626,862

Non-controlling interests		183	—

TOTAL EQUITY		769,839	626,862

TOTAL LIABILITIES AND EQUITY		2,818,582	2,370,403

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Unaudited condensed consolidated interim statements of income

Six-months ended

(All amounts in thousands of reais unless otherwise stated)

	Note	June 30, 2017	June 30, 2016
Net revenue from sales and services	20	690,900	292,262
Cost of sales and services	21	(545,295)	(262,710)

GROSS PROFIT		145,605	29,552
Selling expenses	21	(148,952)	(81,413)
Administrative expenses	21	(67,385)	(40,576)
Other operating income (expenses), net	21	(2,726)	4,363

OPERATING LOSS		(73,458)	(88,074)

FINANCIAL RESULT
Financial income	22	311,436	168,096
Financial expenses	22	(42,758)	(14,720)
Other financial income	22	2,439	2,009
Foreign exchange variation, net	22	925	(193)

PROFIT BEFORE INCOME TAXES		198,584	67,118

Current income tax and social contribution	17	(57,914)	(6,761)
Deferred income tax and social contribution	17	2,177	(8,318)

INCOME TAX AND SOCIAL CONTRIBUTION		(55,737)	(15,079)

NET INCOME FOR THE PERIOD		142,847	52,039

Attributable to:
Owners of the Company		142,794	51,446
Non-controlling interests		53	593
Basic and diluted earnings per common share—R$	19	0.5444	0.1961

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Unaudited condensed consolidated interim statements of comprehensive income

Six-months ended

(All amounts in thousands of reais)

	June 30, 2017	June 30, 2016
NET INCOME FOR THE PERIOD	142,847	52,039
Total comprehensive income for the period	142,847	52,039

Attributable to
Owners of the Company
Net income for the period	142,794	51,446

Non-controlling interests	53	593

Net income for the period	142,847	52,039

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Unaudited condensed consolidated interim statements of changes in equity

(All amounts in thousands of reais)

				Profit reserve
	Note	Share capital	Net parent investment	Legal reserve	Profit retention reserve	Retained earnings	Total	Non-controlling interests	Total equity
AT JANUARY 01, 2016		441,616	9,730	757	7,588	—	459,691	2,186	461,877

Net income for the period	18	—	—	—	—	51,446	51,446	593	52,039
Non-controlling acquisition	18	—	—	—	—	2,779	2,779	(2,779)	—

AT JUNE 30, 2016		441,616	9,730	757	7,588	54,225	513,916	—	513,916

Net income for the period		—	—	—	—	75,741	75,741	—	75,741
Capital increase	18	26,610	36,654	—	—	—	63,264	—	63,264
Payout capitalization	18	56,351	(46,384)	(267)	4,539	(14,239)	—	—	—
Constitution of legal reserve	18	—	—	5,787	—	(5,787)	—	—	—
Distribution of interest on own capital	18	—	—	—	—	(26,059)	(26,059)	—	(26,059)
Profit retention reserve	18	—	—	—	83,881	(83,881)	—	—	—

AT DECEMBER 31, 2016		524,577	—	6,277	96,008	—	626,862	—	626,862

Net income for the period	18	—	—	—	—	142,794	142,794	53	142,847
Non-controlling acquisition	18	—	—	—	—	—	—	130	130

AT JUNE 30, 2017		524,577	—	6,277	96,008	142,794	769,656	183	769,839

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Unaudited condensed consolidated interim statements of cash flows

Six-months ended

(All amounts in thousands of reais)

	Note	June 30, 2017	June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		198,584	67,117
Expenses (revenues) not affecting cash:
Depreciation and amortization	21	22,673	13,384
Chargebacks	21	25,284	12,851
Accrual/(reversal) of provision for contingencies		568	—
Financial result from early payment, net		(178,343)	(103,026)
Other financial cost, net	23	1,899	(748)

Changes in operating assets and liabilities
Note receivables		(826,514)	(188,204)
Inventories		(33,502)	25,275
Taxes recoverable		43,011	2,357
Other receivables		(1,941)	444
Other payables		2,184	759
Payables to third parties		721,763	226,260
Trade payables		41,932	59,846
Receivables from (payables to) related parties		(3,976)	(137,438)
Salaries and social charges		4,546	248
Taxes and contributions		(34,935)	3,271

		(16,767)	(17,604)

Income tax and social contribution paid		(30,966)	(11,450)
Interest income received		111,604	59,730
Interest paid		(9,175)

NET CASH PROVIDED BY OPERATING ACTIVITIES		54,696	30,676

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	9	(3,348)	—
Purchases of property and equipment	10	(396)	(2)
Purchases and development of intangible assets	11	(44,328)	(28,564)
Redemption of financial investments		131,871	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		83,799	(28,566)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings		(199,480)	—
Payment of derivative financial instruments		(5,831)	—

NET CASH USED IN FINANCING ACTIVITIES		(205,311)	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(66,816)	2,110

Cash and cash equivalents at the beginning of the period		79,969	6,888
Cash and cash equivalents at the end of the period		13,153	8,997

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

1.	General information

Pagseguro Internet S.A. (“PagSeguro Brazil”), a subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Brazil Group”, is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and the corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

The subsidiary Net+Phone Telecomunicações Ltda. (“Net+Phone”) is mainly engaged in aquisition and selling POS (Point of sale) devices and similar items, while the subsidiary Boa Compra S.A. (“Boa Compra”) allows its clients to operate cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

These unaudited condensed consolidated interim financial statements include PagSeguro Brazil and its subsidiaries. Net+Phone and Boa Compra were transferred between entities under common control resulting from the transfer to PagSeguro Brazil from its parent UOL on July 29, 2016 and were accounted for retrospectively in these interim unaudited condensed consolidated financial statements at UOL’s carrying amounts.

As at August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively as demonstrated in Notes 18 and 19.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements include the financial statements of PagSeguro Brazil, Net+Phone and Boa Compra, which are all under common control and were prepared exclusively for the purpose of presenting, on a comparative basis, operations in a consolidated manner, for the six-month periods ended June 30, 2016. The information presented in these unaudited condensed consolidated interim financial statements does not reflect the operations of PagSeguro Brazil as a single entity. Therefore, these unaudited condensed consolidated interim financial statements do not necessarily reflect the results that would have been achieved had the companies operated as a single business during the periods presented.

These unaudited consolidated interim financial information for the six-month period ended June 30, 2017 also include the financial statements of BCPS Online Services, Lda. (“BCPS”) and R2TECH Informática S.A. (“R2TECH”) as from January 1 and May 2, 2017, respectively, dates on which the control over the entities was obtained by PagSeguro Brazil (Notes 3 and 9).

These unaudited condensed consolidated interim financial statements disclose all (and only) the applicable significant information related to the unaudited condensed consolidated interim financial statements, which

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

is consistent with the information utilized by management in the performance of its duties. The unaudited condensed consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the PagSeguro Brazil Group’s functional currency.

The PagSeguro Brazil Group has adopted all pronouncements and interpretations issued by International Accounting Standards Board (“IASB”) that were in effect at June 30, 2017.

These unaudited condensed consolidated interim financial statements for the six-month periods ended June 30, 2017 and 2016 were approved by PagSeguro Brazil’s Board of Directors at a meeting held on September 18, 2017.

2.1	Basis of preparation of half-year report

This unaudited condensed consolidated interim financial report for the half-year reporting period ended June 30, 2017 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

This unaudited condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2016.

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2	New standards not yet effective

The following new standards have been issued by IASB, but are not effective for the six-months ended June 30, 2017:

IFRS 9—“Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for the PagSeguro Brasil Group.

IFRS 15—“Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control will replace the principle of risks and benefits. This standard will replace IAS 11—“Construction Contracts”, IAS 18—“Revenues” and related interpretations, and becomes effective on January 1, 2018. Management has performed a preliminary assessment and did not identify any material impacts on its products and services.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

IFRS 16—“Leases”—this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or IFRIC interpretations not yet effective that could have a material impact on PagSeguro Brazil’s financial statements.

2.3	New and revised pronouncements in effect

The amendments to standards or new pronouncements applicable to the years presented in the unaudited condensed consolidated interim financial statements were not relevant to the PagSeguro Brazil Group.

2.4	Seasonality

PagSeguro Brazil operates in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. For the periods presented in these unaudited condensed consolidated interim financial statements, PagSeguro Brazil has not experienced significant seasonality in its result.

3.	Consolidation of subsidiaries

	At June 30, 2017
Company	Assets	Liabilities	Equity	Net income for the period	Ownership— %
Net+Phone	813,686	761,168	52,518	119	99.99
Boa Compra	459,241	442,067	17,174	2,928	99.99
BCPS	558	127	431	(88)	99.50
R2TECH	954	584	369	56	51.00

Operations of the subsidiaries

•	Net+Phone: On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$44,317.

•	Boa Compra: On July 29, 2016, the equity interest of UBN Internet Ltda. (“UBN”), a subsidiary of UOL, in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its total equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$12,034.

•	BCPS: On January 1, 2017, PagSeguro Brazil, acquired a 99.5% equity interest in BCPS Online Services, Lda. (“BCPS”). Refer to Note 9.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

•	R2TECH: On May 2, 2017, PagSeguro Brazil, acquired a 51% equity interest in R2Tech Informática S.A. (“R2TECH”). Refer to Note 9.

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments is the Board of Directors, which is also responsible for making the PagSeguro Brazil Group strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Brazil Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Brazil Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The mainly revenue is related sales from domestic market. The international market represents 3% and 8% for the six-months ended June 30, 2017 and 2016, respectively.

5.	Cash and cash equivalents

	June 30, 2017	December 31, 2016
Short-term bank deposits	13,153	79,969

	13,153	79,969

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

6.	Financial investments

	June 30, 2017	December 31, 2016
Short-term investment	—	131,239

	—	131,239

Short-term investments refer to two debentures, with a return of 60.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value thought profit and loss. Debentures was contract with a large financial institution which has received a positive rating by major credit rating agencies.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

7.	Note receivables

	June 30, 2017			December 31, 2016
Legal obligors	Visa	Master	Total	Visa	Master	Total
Itaú	145,730	607,068	752,798	99,433	244,741	344,174
Bradesco	184,723	74,845	259,568	115,009	36,032	151,041
Banco do Brasil	150,548	62,951	213,499	91,414	29,425	120,839
CEF	37,786	71,300	109,086	23,837	30,979	54,816
Santander	73,524	212,623	286,147	48,695	79,085	127,780
Other	71,322	247,168	318,490	50,716	93,473	144,189
Total card issuers (i)	663,633	1,275,955	1,939,588	429,104	513,735	942,839

Vero	—	—	56,655	—	—	331,807
Cielo	—	—	179,018	—	—	355,949
Redecard	—	—	144,259	—	—	56,025
Amex	—	—	20,972	—	—	4,090
Other	—	—	17,626	—	—	24,804
Total acquirers (ii)	—	—	418,530	—	—	772,675

Total note receivables	663,633	1,275,955	2,358,118	429,104	513,735	1,715,514

(i)	Card issuers: receivables derived from transactions where the PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa or Mastercard. However, the PagSeguro Brazil´s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa or Mastercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.
(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as a financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

The maturity analysis of note receivables is as follows:

	June 30, 2017	December 31, 2016
Due within 30 days	1,248,062	970,086
Due within 31 to 120 days	685,028	609,689
Due within 121 to 180 days	200,726	43,144
Due within 181 to 360 days	224,302	92,595

	2,358,118	1,715,514

8.	Related-party balances and transactions

The PagSeguro Brazil Group is controlled by UOL (incorporated in Brazil), which owns 99.99% of the shares.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

i. Balances and transactions with related parties:

	June 30, 2017		December 31, 2016
	Receivables	Payables	Receivables	Payables
Immediate parent
UOL—cash managment (a)	238,034	—	300,809	—
UOL—sales of services (b)	—	14,414	—	59,692
Affiliated companies
UOL Diveo—cash managment (a)	—	—	—	1,383
UOL Diveo—sales of services (b)	—	10,191	—	9,360
Concurso Virtual S.A.	—	2,044	—	1,900
Transfolha Transportadora e Distribuição Ltda.	—	2,197	—	1,196
Livraria da Folha Ltda.	—	1,280	—	2,285
Others	—	1,540	—	433

	238,034	31,666	300,809	76,249

(a)	The receivables/payables with related parties arising from cash management are settled within one month and are free of interest. Shared service costs are offset with these balances. The receivables are unsecured in nature and no provisions are held against receivables from related parties.
(b)	Sale of services refers mainly to purchase of (i) advertising services from UOL and (ii) services related to technical support in computing and hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”).

	June 30, 2017		June 30, 2016
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	26,455	—	17,422
UOL—sales of services (b)	—	25,135	—	30,876
Affiliated companies
UOL Diveo—shared service costs (c)	—	703	—	75
UOL Diveo—sales of services (d)	—	15,299	—	8,009
Transfolha Transportadora e Distribuição Ltda.	—	5,645	54	1,695
Livraria da Folha Ltda.	204	—	186	—
Others	177	—	272	53

	381	73,237	512	58,130

(a)	Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses.
(b)	Sale of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.
(c)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

(d)	Sale of services from the affiliated company UOL Diveo related to technical support in computing and hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

ii. Key management compensation

Key management compensation includes only short term benefits of PagSeguro Brazil’s executive officers. At June 30, 2017, the total compensation paid to the executive officers for the six-months ended June 30, 2017 amounted to R$ 725 (December 31, 2016—R$ 590).

9.	Business combinations

The acquisitions described below are in accordance with PagSeguro Brazil’s business strategies, as well as the products offered by them and their client portfolio.

a) BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to enable clients of the PagSeguro Brazil Group to operate cross-border transactions where the merchant and the consumer are located in different countries of Latin America, Spain, Portugal and Turkey.

The amount paid in the acquisition was R$ 406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$ 568, and the assumed liabilities amounting of R$ 75 at the acquisition date are substantially similar to their book value. A bargain purchase of R$ 87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b) R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained the control of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services, the capture of credit cards with administrators and acquirers.

The purchase consideration was R$9,200, of which R$2,940 was settled in cash on the acquisition date and R$ 460 was deposited into an escrow account for future price adjustments; R$2,300 is due on December 31, 2017, recorded in the balance sheet as Current other payables and the remaining amount of R$ 3,500 is due on December 31, 2018, recorded in the balance sheet as Non-current other payables. The last payment is linked to R2TECH performance targets. Based on the current expectations of management, these performance targets should be achieved.

The fair value of the acquired assets, amounting to R$ 348, and the assumed liabilities, amounting of R$ 215 at the acquisition date are substantially similar to their book value. The goodwill of R $ 9,067 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Brazil Group The purchase price allocation may be subject to changes within the measurement period, as defined in IFRS 3—Business Combination.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

Amounts attributed to R2TECH and included in the PagSeguro Brazil’s unaudited condensed consolidated interim financial statements since the acquisition date are not material. Since the acquisition date until June 30, 2017, R2TECH did not generate significant amounts of net revenue and net income. In addition, the amount of net revenue and net profit generated by this entity during the six-month period ended June 31, 2017, had it been acquired at the beginning of that period, would not be material.

None of the goodwill recognized is expected to be deductible for income tax purposes.

10.	Property and equipment

(a)	Property and equipment is composed as follows:

	June 30, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	8,126	(4,543)	3,583
Facilities	52	(21)	31
Machinery and equipment	584	(180)	404
Furniture and fittings	246	(58)	188
Leasehold improvements	100	(20)	80
Others	38	—	38

	9,146	(4,822)	4,324

	December 31, 2016
	Cost	Accumulated depreciation	Net
Data processing equipment	7,574	(3,692)	3,882
Facilities	52	(19)	33
Machinery and equipment	548	(140)	408
Furniture and fittings	190	(40)	150
Leasehold improvements	100	(15)	85

	8,464	(3,906)	4,558

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Others	Total
At December 31, 2016
Cost	7,574	52	548	190	100	—	8,464
Accumulated depreciation	(3,692)	(19)	(140)	(40)	(15)	—	(3,906)

Net book value	3,882	33	408	150	85	—	4,558

At June 30, 2017
Opening balance	3,882	33	408	150	85	—	4,558
Cost	341	—	21	34	—	—	396
Purchases
Acquisition of subsidiary	82	—	4	13	—	38	137
Depreciation
Depreciation	(722)	(2)	(30)	(9)	(4)	—	(767)

Net book value	3,583	31	403	188	81	38	4,324

At June 30, 2017
Cost	8,126	52	584	246	100	38	9,146
Accumulated depreciation	(4,543)	(21)	(181)	(58)	(19)	—	(4,822)

Net book value	3,583	31	403	188	81	38	4,324

11.	Intangible assets

(a)	Intangible assets are composed as follows:

	June 30, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology	188,053	(85,535)	102,518
Software licenses	5,593	(1,601)	3,992
Goodwill (i)	9,067	—	9,067

	202,713	(87,136)	115,577

	December 31, 2016
	Cost	Accumulated amortization	Net
Expenditures related to software and technology	143,989	(61,858)	82,131
Software licenses	5,393	(1,416)	3,977

	149,382	(63,274)	86,108

The PagSeguro Brazil Group capitalizes the expenses incurred with the development of platforms, which are amortized over the useful lives, within a range from three to five years.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill (i)	Total
At December 31, 2016
Cost	143,989	5,393	—	149,382
Accumulated amortization	(61,858)	(1,416)	—	(63,274)

Net book value	82,131	3,977	—	86,108

At June 30, 2017
Opening balance	82,131	3,977	—	86,108
Cost
Additions	44,037	201	—	44,238
Acquisition of subsidiary	13	—	9,067	9,080
Amortization
Amortization	(23,663)	(186)	—	(23,849)

Net book value	102,518	3,992	9,067	115,577

At June 30, 2017
Cost	188,039	5,594	9,067	202,700
Accumulated amortization	(85,521)	(1,602)	—	(87,123)

Net book value	102,518	3,992	9,067	115,577

(i)	Refer to Note 9.

12.	Payables to third parties

	June 30, 2017	December 31, 2016
Payables to third parties	1,800,138	1,304,031

	1,800,138	1,304,031

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Borrowings

Type	Interest rate	Average annual interest rate %	Maturity	June 30, 2017	December 31, 2016
Borrowings in foreign currency
Bank Borrowings	Fixed interest rates	2.36365%	January 2017	—	133,874
Bank Borrowings	Fixed interest rates	2.86450%	March 2017	—	71,330

				—	205,204

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

In July 2016, PagSeguro Brazil obtained a borrowing denominated in foreign currency in the amount of US$ 40,000 thousand, equivalent to approximately R$ 129,390, which was fully paid on the January 6, 2017 maturity datein the total amount of R$ 139,541. In addition, in September 2016, PagSeguro Brazil obtained another borrowing in foreign currency in the amount of US$ 21,766 thousand, equivalent to approximately R$ 70,000, which was fully paid on the March 27, 2017 maturity date in the total amount of R$ 74,773. At the same time that the loans were obtained, PagSeguro Brazil contracted derivatives (Swaps) for both borrowings, with the specific objective of protecting them against exchange rate fluctuations. The derivative rate corresponded to 110% of the average daily interest rate of interbank deposits (DIs), and was settled together with the loans.

14.	Salaries and social charges

	June 30, 2017	December 31, 2016
Profit sharing	7,877	8,696
Salaries payable	2,130	1,682
Social charges	3,512	3,225
Payroll accruals	10,560	5,877
Other	898	789

	24,977	20,269

15.	Taxes and contributions

	June 30, 2017	December 31, 2016
Taxes
Services tax (i)	5,074	1,382
Value-added tax on sales and services (ii)	3,962	3,596
Social integration program (iii)	5,708	2,690
Income tax and social contribution	14,428	—
Social contribution on revenues (iii)	34,395	16,544
Other	622	690

	64,189	24,902

Judicial deposits
Social integration program (iii)	(4,788)	(2,516)
Social contribution on revenues (iii)	(29,462)	(15,475)

	(34,250)	(17,991)

	29,939	6,911

(i)	Refers to taxes on revenue of transactions activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on finance income. The PagSeguro Brazil Group obtained a court decision to deposit the amount related to the payments in escrow while the obligation of the payment is discussed in court.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

16.	Provision for contingencies

The PagSeguro Brazil Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	June 30, 2017	December 31, 2016
Civil	1,134	555
Labor	210	125

Current	1,344	680

The PagSeguro Brazil Group is a party on civil lawsuits involving risks classified by management as possible losses, based on the evaluation of its legal advisors, for which no provision was recognized at June 30, 2017, totaling approximately R$1,078 (December 31, 2016—R$ 816). PagSeguro Brazil Group is not a party to tax and labor lawsuits involving risks classified by management as possible losses.

17.	Income tax and social contribution

(a)	Deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences - ASSETS	Other temporary differences - LIABILITY	Total
Deferred tax
At December 31, 2015	3,363	—	(6,257)	3,363	—	469
Included in the statement of income	(1,248)	—	(7,933)	864	—	(8,317)

At June 30, 2016	2,115	—	(14,190)	4,227	—	(7,850)

Included in the statement of income	(1,064)		(10,188)	(577)		(11,830)
Taken directly to equity	—	3,606	—	—	—	3,606

At December 31, 2016	1,051	3,606	(24,378)	3,649	—	(16,073)

Included in the statement of income	(647)	—	(8,254)	12,358	(1,280)	2,177

At June 30, 2017	404	3,606	(32,632)	16,007	(1,280)	(13,896)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	June 30, 2017		December 31, 2016
	Asset	Liability	Asset	Liability
2017	2,005	(5,566)	940	(8,126)
2018	3,201	(11,133)	940	(8,126)
2019	3,201	(11,133)	940	(8,126)
2020	3,201	(5,694)	940	—
2021	3,201	(256)	4,545	—
2022	5,207	(130)	—	—

	20,016	(33,912)	8,305	(24,378)

(b)	Reconciliation of the income tax and social contribution expense

At June 30, 2017 and 2016, the PagSeguro Brazil Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the federal statutory rate for the six-months ended June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Profit for the period before taxes	198,584	67,117
Statutory rate	34%	34%

Expected income tax and social contribution	(67,519)	(22,820)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and other non-deductible expenses	(411)	(39)
P&D and technological innovation benefit—Law 11.196/05 (i)	11,346	7,732
Other additions	847	48

Income tax and social contribution expense	(55,737)	(15,079)

Effective rate	28%	22%
Income tax and social contribution—current	(57,914)	(6,761)
Income tax and social contribution—deferred	2,177	(8,318)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Brazil Group on some specific property and equipment.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

18.	Equity

Share capital

At June 30, 2017, share capital, after retroactively reflecting the reverse share split described in Note 1, is represented by 262,288,607 common shares, with a par value of R$ 2.00 per share. Share capital is composed of the following shares for the six-month periods ended June 30, 2017 and 2016:

December 31, 2015 shares outstanding	220,808,044

Capitalization of control party related party payable (1)	13,305,204
Issuance of shares to UOL for transfer of Net+Phone and Boa Compra (2)	28,175,359

December 31, 2016 shares outstanding	262,288,607

PagSeguro Brazil has reflected in its statement of changes in shareholders’ equity the issuance of shares during the periods that such shares were issued. For earnings per share purposes, the PagSeguro Brazil has considered 262,288,607 as outstanding during the six-month period ended June 30, 2017, as shares in (2) and (3) above were issued to UOL, the control party, as part of the recapitalization.

(1)	On May 31 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 26,610 (13,305,204 shares).

(2)	As described in Note 1, in July 2016, UOL transferred its investment in Boa Compra and Net+Phone to PagSeguro Brazil, as a capital contribution in the amount of R$ 56,351 (28,175,359 shares).

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Legal reserve

The legal reserve is established pursuant to the bylaws, at 5% of annual profit, up to the limit of 20% of paid-up share capital. The legal reserve will be used only for capital increases or absorption of losses.

Profit retention reserve

The PagSeguro Brazil management is proposing the establishment of a profit retention reserve totaling R$ 96,008, relating to the profit for the year ended December 31, 2016, plus profits accumulated in prior years, to cover the PagSeguro Brazil capital budget and was approved by the shareholders in June 26, 2017.

Dividends

Pursuant to the bylaws, 1% of the profit will be distributed as dividends to the shareholders.

The PagSeguro Brazil bylaws establish that profit for the year and interest on own capital should be allocated, in full or in part, to the constitution of reserves.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

19.	Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Brazil Group by the weighted average number of common shares issued and outstanding during the six-month periods ended June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Profit attributable to owners of the Company	142,794	51,446
Weighted average number of common shares	262,288,607	262,288,607
Basic and diluted earnings per share—in reais	0.5444	0.1961

The denominator was retrospectively adjusted for the issuance of new shares as a result of the reorganization of companies under common control, as further described in Note 1, as well as to the share split approved and executed on August 01, 2017 (See note 18).

The PagSeguro Brazil Group’s basic earnings per share equal its diluted earnings per share, since the PagSeguro Brazil Group does not have any dilutive instruments.

20.	Net revenue from sales and services

	June 30, 2017	June 30, 2016
Gross revenue from transaction activities and other services	509,359	221,848
Gross revenue from sales	340,813	137,860

Total gross revenue	850,172	359,708

Deductions from gross revenue from transactions activities and other services (*)	(62,540)	(25,426)
Deductions from revenue from sales (**)	(96,732)	(42,020)

Total deductions	(159,272)	(67,446)

Net revenue	690,900	292,262

(*)	Deductions consist of sales taxes.
(**)	The deductions are composed by sales taxes and returns.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

21.	Expenses by nature

	June 30, 2017	June 30, 2016
Transactions costs	(471,445)	(215,868)
Marketing and advertising	(135,057)	(81,508)
Personnel expenses	(46,805)	(29,052)
Chargebacks (i)	(25,284)	(12,851)
Depreciation and amortization (ii)	(22,673)	(13,384)
Other	(63,094)	(27,675)

	(764,358)	(380,336)

Classified as:
Cost of sales and services	(545,295)	(262,710)
Selling expenses	(148,952)	(81,413)
Administrative expenses	(67,385)	(40,576)
Other operating income (expenses), net	(2,726)	4,363

	(764,358)	(380,336)

(i)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 24 (iii).
(ii)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	June 30, 2017	June 30, 2016
Depreciation
Cost of sales and services	(454)	(452)
Selling expenses	(6)	(6)
Administrative expenses	(309)	(224)

	(769)	(682)

Amortization
Cost of sales and services	(23,789)	(13,847)
Administrative expenses	(61)	(19)

	(23,850)	(13,866)

PIS and COFINS credits (*)	1,946	1,164

Depreciation and amortization expense, net	(22,673)	(13,384)

(*)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

22.	Financial result

	June 30, 2017	June 30, 2016
Financial Income (i)	311,436	168,096

Financial expenses (ii)	(42,758)	(14,720)

Other financial income	2,439	2,009

Foreign exchange variation, net	925	(193)

Financial result	272,042	155,192

(i)	Includes (a) interest from early payment related to the discount of notes payable to third parties paid in advance and (b) interest on note receivables due in installments.
(ii)	Our financial expenses include (a) the charges we incur to obtain early payment of receivables owed to us by card issuers and acquirers in order to finance our early payment of receivables services for merchants, (b) interest expense on our other borrowings and (c) the cost of swaps relating to our foreign currency borrowings.

23.	Financial instruments by category

The PagSeguro Brazil Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

The PagSeguro Brazil Group believes that the financial instruments recognized in these unaudited condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event the PagSeguro Brazil Group were to decide to settle or realize them in advance.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

The PagSeguro Brazil Group classifies its financial instruments into the following categories:

	June 30, 2017	December 31, 2016
Financial assets
Measured at fair value through profit or loss: Financial investments	—	131,239
Loans and receivables:
Cash and cash equivalents	13,153	79,969
Note receivables	2,358,118	1,715,514
Receivables from related parties	238,034	300,809
Other receivables	6,430	4,495

	2,615,735	2,232,026

	June 30, 2017	December 31, 2016
Financial liabilities
Measured at fair value through profit or loss:
Derivative financial instruments	—	6,613

	—	6,613

Amortized cost:
Payables to third parties	1,800,138	1,304,031
Trade payables	102,985	61,719
Trade payables to related parties	31,666	76,249
Borrowings	—	205,204
Dividends payable and interest on own capital	1	22,243
Other payables	23,781	15,244

	1,958,571	1,684,690

24.	Financial risk management

The PagSeguro Brazil Group activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Brazil Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Brazil Group’s financial performance. The PagSeguro Brazil Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro Brazil Group’s business are the following ones:

(i)	Foreign exchange risk

Foreign exchange risk arises when future business transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2016, the PagSeguro

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

Brazil Group had foreign currency loans that were linked to derivatives (swaps). At June 30, 2017, the PagSeguro Brazil Group did not have any foreign currency loans, or derivatives financial instruments.

(ii) Cash flow and fair value interest rate risk

At December 31, 2016 this risk arises from the derivative financial instruments (swap) that replaces the risk of the exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing PagSeguro Brazil Group to the variation of this interest rate. For better risk management, PagSeguro Brazil Group chooses to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates. At June 30, 2017, the PagSeguro Brazil Group did not have any derivate financial instrument.

(iii) Fraud Risk (chargeback)

The PagSeguro Brazil Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses two processes to control the fraud risk as such:

The first one consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Brazil Group’s ability to avoid new frauds.

(iv) Credit risk

Credit risk is managed on a group basis and are limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Brazil Group to approve transactions with the issuers.

In order to mitigate this risk, the PagSeguro Brazil Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Brazil Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the Committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already derecognized as chargebacks, presented as fraud risk.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

(v)	Liquidity risk

The PagSeguro Brazil Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Brazil Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure the PagSeguro Brazil Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Brazil Group invests cash surplus in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At June 30, 2017, the PagSeguro Brazil Group held cash and cash equivalents of R$ 13,153 (R$ 79,969 at December 31, 2016).

The table below shows the PagSeguro Brazil Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At June 30, 2017
Payables to third parties	1,704,098	66,019	16,089	13,932	—
Trade payables	102,985	—	—	—	—
Trade payables to related parties	—	—	—	31,666	—
Dividends payable and interest on own capital	—	—	—	1	—
Other payables	—	—	—	20,257	3,523

At December 31, 2016
Payables to third parties	1,228,922	60,396	10,152	4,561	—
Trade payables	54,125	4,827	63	2,704	—
Trade payables to related parties	—	—	—	76,249	—
Borrowings	—	208,374
Dividends payable and interest on own capital	—	—	—	22,243	—
Other payables	—	—	—	15,244	—

25.	Capital management

The PagSeguro Brazil Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Pagseguro Internet S.A.

Notes to the unaudited condensed consolidated interim financial statements at and for the six-month periods ended June 30, 2017 and 2016

(All amounts in thousands of reais unless otherwise stated)

During the six-month period ended June 30, 2017, the PagSeguro Brazil Group’s strategy was to maintain a gearing ratio of up to 20%. The PagSeguro Brazil Group had no loans at June 30, 2017, therefore no gearing ratio is presented. The gearing ratio at December 31, 2016 was as follows:

December 31, 2016
Borrowings	205,204
(-) Cash and cash equivalents	(79,969)

Net debt	125,235

Total equity	626,862
Total capital	752,097

Gearing ratio	16.65%

26.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The financial investments whose fair value adjustments is classified as Level 1 and derivative liabilities whose fair value measurement is classified as Level 2.

There were no transfers between Levels 1, 2 and 3 during the six-month period ended June 30, 2017.

27.	Subsequent events

Share Split

As described in Note 1, at the Extraordinary General Shareholders Meeting held on August 1, 2017, PagSeguro Brazil´s shareholders approved and executed a 2:1 (two for one) reverse share split for all outstanding shares. As a result of the reverse share split, PagSeguro Brazil´s historical financial statements have been revised to reflect the number of shares and per share data as if the reverse share split had been in effect for all periods presented.

*    *    *

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Report of independent registered public accounting firm

To the board of Directors and Stockholders Pagseguro Internet S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Pagseguro Internet S.A. and its subsidiaries at December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil, September 18, 2017

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

ASSETS	Note	2016	2015	2014	LIABILITIES AND EQUITY	Note	2016	2015	2014
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	6	79,969	6,888	1,199	Payables to third parties	12	1,304,031	683,092	369,921
Financial investments	7	131,239	—	33	Trade payables		61,719	35,344	3,537
Note receivables	8	1,715,514	1,110,020	665,872	Payables to related parties	9	76,249	92,402	—
Receivables from related parties	9	300,809	55,856	84,302	Derivative financial instruments	24	6,613	—	—
Inventories		21,023	41,204	16,114	Borrowings	13	205,204	—	—
Taxes recoverable		17,703	5,761	6,730	Salaries and social charges	14	20,269	13,651	376
Other receivables		4,495	21,032	4,320	Taxes and contributions	15	6,911	2,998	2,849

Total current assets		2,270,752	1,240,761	778,570	Provision for contingencies	16	680	48	1,593

					Dividends payable and interest on own capital		22,243	3,246	3,072
NON-CURRENT ASSETS					Other payables		15,244	1,754	3,974

Judicial deposits		534	376	548	Total current liabilities		1,719,163	832,535	385,322

Prepaid expenses		146	373	—
Deferred income tax and social contribution	17	8,305	6,726	8,086	NON-CURRENT LIABILITIES
Property and equipment	10	4,558	3,838	1,943	Deferred income tax and social contribution	17	24,378	6,257	5,377
Intangible assets	11	86,108	48,619	28,451	Provision for contingencies	16	—	24	336

Total non-current assets		99,651	59,932	39,028	Total non-current liabilities		24,378	6,281	5,713

							—	—	—

					TOTAL LIABILITIES		1,743,541	838,816	391,035

					EQUITY
					Share capital	18	524,577	441,616	42,568
					Net parent investment		—	9,730	381,569
					Legal reserve	18	6,276	757	266
					Profit retention reserve	18	96,009	7,588	380

							626,862	459,691	424,783

					Non-controlling interests		—	2,186	1,780

					TOTAL EQUITY		626,862	461,877	426,563

TOTAL ASSETS		2,370,403	1,300,693	817,598	TOTAL LIABILITIES AND EQUITY		2,370,403	1,300,693	817,598

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Consolidated statements of income

Years ended December 31

(All amounts in thousands of reais unless otherwise stated)

	Note	2016	2015	2014
Net revenue from sales and services	20	740,619	444,714	208,288
Cost of sales and services	21	(629,807)	(381,560)	(142,483)

GROSS PROFIT		110,812	63,154	65,805
Selling expenses	21	(199,937)	(162,642)	(81,428)
Administrative expenses	21	(86,383)	(62,408)	(51,348)
Other operating income (expenses), net	21	1,403	1,700	(3,341)

OPERATING LOSS		(174,106)	(160,196)	(70,312)
FINANCE RESULT
Financial income	22	392,429	219,462	115,792
Financial expenses	22	(68,301)	(29,696)	(11,085)
Other financial income	22	3,022	9,956	1,789
Foreign exchange variation, net	22	2,315	788	(33)

PROFIT BEFORE INCOME TAXES		155,359	40,314	36,151
Current income tax and social contribution	17	(7,431)	(2,587)	(9,920)
Deferred income tax and social contribution	17	(20,149)	(2,239)	1,019

INCOME TAX AND SOCIAL CONTRIBUTION	17	(27,580)	(4,826)	(8,901)

NET INCOME FOR THE YEAR		127,779	35,489	27,250

Attributable to:
Owners of the Company		127,186	35,083	25,973
Non-controlling interests		593	406	1,277
Basic and diluted earnings per common share–R$	19	0.4849	0.1338	0.0990

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Consolidated statements of comprehensive income

Years ended December 31

(All amounts in thousands of reais)

	2016	2015	2014
NET INCOME FOR THE YEAR	127,780	35,488	27,250
Total comprehensive income for the year	127,780	35,488	27,250

Attributable to
Owners of the Company
Net income	127,187	35,082	25,973

Non-controlling interests
Net income	593	406	1,277

	127,780	35,488	27,250

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Consolidated statements of changes in equity

(All amounts in thousands of reais)

				Profit reserve
	Note	Share capital	Net parent investment	Legal reserve	Profit retention reserve	Retained earnings	Total	Non-controlling interests	Total equity
AT JANUARY 1, 2014		42,568	362,550	177	2,909	(9,144)	399,060	503	399,563

Net income for the year		—	19,019	—	—	6,954	25,973	1,277	27,250
Constitution of legal reserve	18	—	—	89	—	(89)	—	—	—
Distribution of dividends	18	—	—	—	—	(250)	(250)	—	(250)
Profit retention reserve	18	—	—	—	(2,529)	2,529	—	—	—

AT DECEMBER 31, 2014		42,568	381,569	266	380	—	424,783	1,780	426,563

Net income for the year		—	27,209	—	—	7,873	35,082	406	35,488
Constitution of legal reserve	18	—	—	490	—	(490)	—	—	—
Distribution of dividends	18	—	—	—	—	(174)	(174)	—	(174)
Profit retention reserve	18	—	—	—	7,209	(7,209)	—	—	—
Reclassification of net parent investment in connection with separation	18	399,048	(399,048)	—	—	—	—	—	—

AT DECEMBER 31, 2015		441,616	9,730	757	7,588	—	459,691	2,186	461,877

Net income for the year		—	—	—	—	127,186	127,186	593	127,779
Non-controlling acquisition		—	—	—	—	2,779	2,779	(2,779)	—
Capital increase	18	26,610	36,654	—	—	—	63,264	—	63,264
Payout capitalization	18	56,351	(46,384)	(267)	4,539	(14,239)	—	—	—
Constitution of legal reserve	18	—	—	5,787	—	(5,787)	—	—	—
Distribution of interest on own capital	18	—	—	—	—	(26,059)	(26,059)	—	(26,059)
Profit retention reserve	18	—	—	—	83,881	(83,880)	—	—	—

AT DECEMBER 31, 2016		524,577	—	6,277	96,008	—	626,862	—	626,862

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Consolidated statements of cash flows

Years ended December 31

(All amounts in thousands of reais)

	Note	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		155,360	40,313	36,151
Expenses (revenues) not affecting cash:
Depreciation and amortization	21	31,246	18,933	11,637
Chargebacks	21	31,557	27,490	14,833
Accrual/ (reversal) of provision for contingencies		603	(2,134)	499
Unrealized loss on derivative instruments	24	6,613	—	—
Financial result from early payment, net		(214,492)	(122,190)	(72,536)
Other financial cost, net		5,549	(3,902)	(352)
Changes in operating assets and liabilities
Note receivables		(834,529)	(589,731)	(479,118)
Inventories		20,181	(25,090)	(13,846)
Taxes recoverable		8,579	4,760	(499)
Other receivables		17,214	(16,912)	(3,255)
Other payables		13,490	(2,221)	267
Payables to third parties		886,007	472,895	237,510
Trade payables		25,430	31,836	3,968
Receivables from (payables to) related parties		(214,549)	121,467	253,643
Salaries and social charges		6,618	13,275	(98)
Taxes and contributions		3,867	150	(1,873)
Provision for contingencies		(42)	—	(75)

		(51,298)	(31,061)	(13,144)

Income tax and social contribution paid		(18,059)	(2,690)	(4,885)
Interest income received		146,346	81,349	33,576

NET CASH PROVIDED BY OPERATING ACTIVITIES		76,989	47,598	15,547

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	10	(1,996)	(3,219)	(1,774)
Purchases and development of intangible assets	11	(70,394)	(38,880)	(21,002)
Acquisition of financial investments		(337,098)	—	—
Redemption of financial investments		206,190	190	150

NET CASH USED IN INVESTING ACTIVITIES		(203,298)	(41,909)	(22,626)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	13	199,390	—	—

NET CASH PROVIDED BY FINANCING ACTIVITIES		199,390	—	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		73,081	5,689	(7,079)

Cash and cash equivalents at the beginning of the year		6,888	1,199	8,278
Cash and cash equivalents at the end of the year		79,969	6,888	1,199

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

1. General information

Pagseguro Internet S.A. (“PagSeguro Brazil”), a subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Brazil Group”, is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and the corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

The subsidiary Net+Phone Telecomunicações Ltda. (“Net+Phone”) is mainly engaged in aquisition and selling POS (Point of sale) devices and similar items, while the subsidiary Boa Compra S.A. (“Boa Compra”) allows its clients to operate cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

These consolidated financial statements include PagSeguro Brazil and its subsidiaries, Net+Phone and Boa Compra. These subsidiaries were transferred between entities under common control resulting from the transfer to PagSeguro Brazil from its parent UOL on July 29, 2016 and were accounted for retrospectively in these consolidated financial statements at UOL’s carrying amounts.

Additionally, UOL transferred net assets of its business related to the payment operations on August 1, 2015, which were also accounted for retrospectively as a transfer under common control. For periods prior to the transfer date, the operations included in these consolidated financial statements were on a carve-out basis, and reflect an allocation of UOL costs using methods that the PagSeguro Brazil Group believes is reasonable. See details in Note 9.

As at August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively (Notes 18 and 19).

2. Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1 Preparation and presentation of the consolidated financial statements

These consolidated financial statements include the financial statements of PagSeguro Brazil, Net+Phone and Boa Compra, which are all under common control and were prepared exclusively for the purpose of presenting, on a comparative basis, operations in a consolidated manner, for the years ended December 31, 2016, 2015 and 2014. The information presented in these consolidated financial statements does not reflect the operations of the PagSeguro Brazil as a single entity. Therefore, these consolidated financial statements do not necessarily reflect the results that would have been achieved had the companies operated as a single business during the years presented.

Due to the corporate reorganization mentioned in Note 1, the consolidated financial statements include the carve-out of PagSeguro Brazil operations for the periods prior to August 1, 2015, when its activities were still recorded in UOL’s financial statements. These financial statements, which have been derived from UOL’s accounting records, do not necessarily reflect PagSeguro Brazil financial position, results of operations, or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

From January 1, 2014 through July 31, 2015, when the PagSeguro Brazil financial statements were prepared on a carve out basis, certain assets and liabilities, revenues, costs and expenses directly related to the payment operations were controlled separately. Additionally, other indirect corporate expenses recorded at UOL were allocated to these carve-out financial statements based on assumptions that management believes are reasonable.

Pagseguro Brazil uses centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business have been recognized as receivables from related parties and as payables to related parties in the balance sheet. This approach is consistent with the treatment of the consolidated financial statements prior to August 1, 2015, which were prepared on a carve-out basis.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the consolidated financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the PagSeguro Brazil Group’s functional currency.

The consolidated financial statements have been prepared under the historical cost convention, which is modified for certain financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the PagSeguro Brazil Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

The PagSeguro Brazil Group has adopted all pronouncements and interpretations issued by IASB that were in effect at December 31, 2016.

These consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 were approved by the PagSeguro Brazil Group’s Board of Directors at a meeting held on September 18, 2017.

2.2 Consolidation

Consolidated financial statements

The PagSeguro Brazil Group consolidates all entities over which it has control, when it is exposed or has rights to variable returns on its interest in the investee, and has the ability to govern the investee’s relevant activities.

The subsidiaries included in the consolidation are described in Note 4.

Subsidiaries

Subsidiaries are all entities over which the PagSeguro Brazil has control. Subsidiaries are fully consolidated from the date on which control is transferred to the PagSeguro Brazil. They are deconsolidated from the date that control ceases.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Identifiable assets acquired and liabilities and contingent liabilities assumed for the acquisition of subsidiaries in a business combination are measured initially at their fair values at the acquisition date. The PagSeguro Brazil Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Non-controlling interests are determined on each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred. These accounting practices do not apply to transactions under common control.

Transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of the subsidiaries are changed, where necessary, to ensure consistency with the policies adopted by the PagSeguro Brazil Group.

2.3 Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the dates of valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

2.4 Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. The PagSeguro Brazil Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. The PagSeguro Brazil Group classifies financial instruments with original maturities of three months or less as cash equivalents.

2.5 Financial instruments–initial recognition and subsequent measurement

Financial assets

Initial recognition and measurement

Financial assets are classified in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. The PagSeguro Brazil Group does not classify its financial assets as held-to-maturity or and available-for-sale.

Derivatives are also categorized as measured at fair value through profit or loss unless they are designated as hedges.

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Financial assets include cash and cash equivalents, current financial investments, note receivables, receivables from related parties, and other receivables.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate method.

Financial assets at fair value through profit or loss

This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IAS 39.

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income.

The PagSeguro Brazil Group values its financial assets at fair value through profit or loss, as it intends to trade them within a short period of time. Reclassification to loans and receivables, available-for-sale financial assets or held-to-maturity investments depends on the nature of the asset. This valuation does not affect any financial assets designated at fair value through profit or loss at initial recognition, which cannot be subsequently reclassified.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire;

•	The PagSeguro Brazil Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When the PagSeguro Brazil Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of the PagSeguro Brazil Group’s continuing involvement in the asset. In such case, the PagSeguro Brazil Group also recognizes an associated liability.

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the PagSeguro Brazil Group has retained.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that the PagSeguro Brazil Group may be required to repay.

Impairment of financial assets

The PagSeguro Brazil Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indication that the debtors are experiencing significant financial difficulty, probability that the debtor will enter bankruptcy or other financial reorganization, default or delinquency in interest or principal payments, and indication of a substantial decline in the estimated future cash flows, such as changes in maturity dates or economic conditions related to default.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated used for hedge, when appropriate. The PagSeguro Brazil Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognized at fair value and, in the case of other financial liabilities, plus directly related transaction costs.

Financial liabilities include payables to third parties, payables to third parties of related parties, trade payables, trade payables of related parties, borrowings, and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments entered into by the PagSeguro Brazil Group, which do not meet the hedge accounting criteria defined by IAS 39.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Other financial liabilities

After initial recognition, interest-bearing borrowings and debentures are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Finance expenses” in the statement of income.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Financial instruments—offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

2.6. Note receivables

The amounts are mainly related to receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Brazil Group platform, and from the sales of credit/debit card readers. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

The PagSeguro Brazil Group does not establish a provision for impairment of note receivables because the balance of note receivables is mainly comprised of transactions approved by large financial institutions that have low level risk based on ratings by major credit rating agencies. PagSeguro Brazil performed this risk assessment. See Note 24. Additionally, these financial institutions are the legal obligors to the note agreements.

Note receivables are recorded at present value. The balance of note receivables from installment transactions in an estimate based on the calculation of the present value of these transactions (Adjustment to Present Value), using average terms and rates, which are subject to variation in accordance with the term of these transactions and the rates applied.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Brazil incurs financial expenses when elects to receive early payment of note receivables from financial institutions. The finance expense is recognized at the time financial institution agrees to liquidate a note receivable due in installments on a prepaid basis, and it is recorded as financial result in the income statement.

2.7 Inventories

The amounts are related to debit and credit card readers. Inventories are stated at the lower of cost and net realizable value. The method used to appraise inventories is the weighted moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

2.8 Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the PagSeguro Brazil Group and they can be measured reliably. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of income during the year in which they are incurred.

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis if appropriate. Depreciation is calculated under the straight-line method, based on the estimated useful lives, in years, as shown below:

	December, 31
	2016	2015	2014
Data processing equipment	2.5 to 5	2.5 to 5	2.5 to 5
Furniture and fittings	10	10	10
Facilities	10	10	10
Leasehold improvements	10	10	10
Machinery and equipment	10	10	10

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts, and are recognized within “Other operating income (expenses), net” in the statement of income.

2.9 Intangible assets

Software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it to use. These costs are amortized on the straight-line basis over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the PagSeguro Brazil Group are recognized as intangible assets.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Directly attributable costs, which are capitalized as part of the software product, include costs incurred with employees and expenses allocated to software development. Borrowing costs incurred during the software development period may also be capitalized.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period, and are presented within “Advisory and consulting services”.

Computer software development costs recognized as assets are amortized over the estimated useful life, which does not exceed five years from the date that technological feasibility is met.

2.10 Impairment of non-financial assets

Non-financial assets are annually reviewed for impairment to determine whether there are any events or changes in economic and technological conditions or in operations that may indicate that an asset is impaired. When applicable, such evidence is identified through the annual impairment test. In order to assess a non-financial asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment is established.

When estimating the value in use of an asset, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the cash-generating unit. The net sales price is determined, whenever possible, based on a firm sales contract entered into on an arm’s length basis, between well-informed and willing parties, adjusted by expenses attributable to the asset sale, or, when there is no firm sales contract, based on the price in an active market, or the most recent transaction price for similar assets.

The PagSeguro Brazil Group annually assesses whether there is any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such indication, the asset’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the asset’s carrying amount does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

2.11 Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. The PagSeguro Brazil Group recognizes the fair value of the transaction which is the transaction amount, net of the transaction cost.

2.12 Provisions

Provisions are recognized when the PagSeguro Brazil Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be estimated reliably. When the PagSeguro Brazil Group expects the value of a provision to be reimbursed, in whole or in part, for example, due to an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

The PagSeguro Brazil Group is a party to legal and administrative proceedings. Provisions are established for all contingencies referring to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services and goods in the ordinary course of the PagSeguro Brazil Group’s activities. Revenue is presented net of sales and excise taxes and returns.

The PagSeguro Brazil Group recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the PagSeguro Brazil Group; and (iii) specific criteria have been met for the PagSeguro Brazil Group’s activities.

The PagSeguro Brazil Group’s revenue substantially comprises:

•	Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution; and

•	Revenue from sales: Revenue from sales of credit and debit card readers and similar items, which is recognized at the time the risks and benefits are transferred to the customers, i.e., on delivery of the equipment.

Income is recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial result in the income statement.

2.14 Distribution of dividends and interest on own capital

Distributions of dividends and interest on own capital to the PagSeguro Brazil Group shareholders are recognized as a liability in the financial statements at year-end, based on the PagSeguro Brazil Group’s bylaws, which require the distribution of a minimum of 1% of the profit for the year as dividends. Any amount that exceeds the minimum required is only accrued on the date such distribution is approved by the shareholders at a General Meeting.

The tax benefit of interest on own capital is recognized in the statement of income.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

2.15 Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where the PagSeguro Brazil Group operates and generates taxable income.

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. The PagSeguro Brazil Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in the following situations:

•	When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit;

•	On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•	Deferred tax assets are recognized on the deductible temporary differences associated with investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow their utilization.

Deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.16 Employee benefits—Profit-sharing

The Group recognizes a liability and an expense for profit-sharing based on a methodology that takes into consideration the profit attributed to the PagSeguro Brazil Group’s stockholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.17 New standards not yet effective

The following new standards have been issued by IASB, but are not effective for 2016:

IFRS 9—“Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for the PagSeguro Brazil Group.

IFRS 15—“Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control will replace the principle of risks and benefits. This standard will replace IAS 11—“Construction Contracts”, IAS 18—“Revenues” and related interpretations, and becomes effective on January 1, 2018. Management has performed a preliminary assessment and did not identify any material impacts to date.

IFRS 16—“Leases”—this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or IFRIC interpretations not yet effective that could have a material impact on the PagSeguro Brazil Group financial statements.

2.18 New and revised pronouncements in effect

The amendments to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Brazil Group.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

3. Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, the PagSeguro Brazil Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a) Estimated useful life of intangible assets

The PagSeguro Brazil Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for the PagSeguro Brazil Group.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

(b) Deferred income tax and social contribution

The PagSeguro Brazil Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

4. Consolidation of subsidiaries

	At December 31, 2016
Company	Assets	Liabilities	Equity	Net income for the year	Ownership - %

Net+Phone	72,051	27,734	44,317	8,081	99.99
Boa Compra	345,059	333,025	12,034	2,213	99.99

Operations of the subsidiaries

•	Net+Phone: On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$ 44,317.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

•	Boa Compra: On April 5, 2011, UBN Internet Ltda. (“UBN”), a subsidiary of UOL, acquired a 51% equity interest in Boa Compra. On July 26, 2013, UBN acquired additional 24% equity interest, increasing its total ownership in Boa Compra to 75%. In May 2016, UBN acquired the remaining 25% equity interest, becoming the fully owner of Boa Compra. On July 29, 2016, UBN’s equity interest in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its total equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$ 12,034.

5. Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments is the Board of Directors, which is also responsible for making the PagSeguro Brazil Group strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Brazil Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Brazil Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The mainly revenue is related sales from domestic market. The international market represents 5%, 8% and 16% for the years 2016, 2015 and 2014 respectively.

6. Cash and cash equivalents

	December 31,
	2016	2015	2014
Short-term bank deposits	79,969	6,888	1,199

	79,969	6,888	1,199

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

7. Financial investments

	December 31,
	2016	2015	2014
Short-term investment	131,239	—	33

	131,239	—	33

Short-term investments refer to two debentures, with a return of 60.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value thought profit and loss. Debentures were contract with large financial institutions which have received a positive rating by major credit rating agencies.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

8. Note receivables

	December 31,
	2016			2015	2014
Legal obligors	Visa	Master	Total	Total	Total
Itaú	99,433	244,741	344,173	—	—
Bradesco	115,009	36,032	151,041	—	—
Banco do Brasil	91,414	29,425	120,838	—	—
CEF	23,837	30,979	54,816	—	—
Santander	48,695	79,085	127,780	—	—
Other	50,716	93,473	144,191	—	—
Total card issuers (i)	429,104	513,735	942,839	—	—

Vero	—	—	331,807	546,221	158,003
Cielo	—	—	355,949	363,520	433,938
Redecard	—	—	56,025	168,067	45,292
Amex	—	—	4,090	19,676	5,639
Other	—	—	24,804	12,536	23,000
Total acquirers (ii)	—	—	772,675	1,110,020	665,872

Total	—	—	1,715,514	1,110,020	665,872

(i)	Card issuers: receivables derived from transactions where the PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa or Mastercard. However, the PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa or Mastercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as a financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

The maturity analysis of note receivables is as follows:

	December 31,
	2016	2015	2014
Due within 30 days	970,086	534,800	295,125
Due within 31 to 120 days	609,689	426,787	342,912
Due within 121 to 180 days	43,144	46,898	8,995
Due within 181 to 360 days	92,595	101,535	18,840

	1,715,514	1,110,020	665,872

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

9. Related-party balances and transactions

The PagSeguro Brazil Group is controlled by UOL (incorporated in Brazil), which owns 99.99% of the shares.

i. Balances and transactions with related parties:

	December 31, 2016		December 31, 2015		December 31, 2014
	Receivables	Payables	Receivables	Payables	Receivables	Payables
Immediate parent
UOL—cash management (a)	300,809	—	—	64,442	32,903	—
UOL—sale of services (b)	—	59,692	—	22,458	—	—
Affiliated companies
UOL Diveo—cash management (a)	—	1,383	34,022	63	26,417	—
UOL Diveo—sale of services (b)	—	9,360	—	—	—	—
UBN Internet	—	—	21,814	—	24,962	—
Concurso Virtual S.A.	—	1,900	—	2,420	—	—
Livraria da Folha Ltda.	—	2,285	—	2,282	—	—
Transfolha Transportadora Ltda.	—	1,196	—	231	—	—
Others	—	433	20	506	20	—

	300,809	76,249	55,856	92,402	84,302	—

(a)	The receivables/payables with related parties arising from cash management are settled within one month and are free of interest. Shared service costs are offset with these balances. The receivables are unsecured in nature and no provisions are held against receivables from related parties.

(b)	Sale of services refers mainly to purchase of (a) advertising services from UOL and (b) services related to technical support in computing and hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”), which started in 2016.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

In addition, during 2016, the amount of R$ 63,264 (composed by R$ 26,610 and R$ 36,654) previously recorded as accounts payable was used for capital contributions, as described in Note 18.

	December 31, 2016		December 31, 2015		December 31, 2014
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	31,498	—	12,369	—	—
UOL—shared service costs—carved out (b)	—	—	—	12,032	—	13,707
UOL—sales of services (c)	—	81,007	—	22,458	—	—
UOL—sales of services—carved out (d)	—	—	—	36,737	—	49,233
Affiliated companies
UOL Diveo—shared service costs (e)	—	1,710	—	—	—	—
UOL Diveo—sale of services (f)	—	18,069	—	25	—	—
Concurso Virtual S.A.	134	—	389	—	—	—
Livraria da Folha Ltda.	349	—	347	—	—	—
Transfolha Transportadora Ltda.	—	5,500	—	806	—	1,723
Others	261	101	121	—	—	—

	744	137,885	857	84,427	—	64,664

(a)	Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses.

(b)	The main costs that were allocated based on the number of employees and/or the time from the UOL group to PagSeguro Brazil, a basis that management believes is reasonable, are (i) payroll costs, (ii) IT structure / software and (iii) rental costs (from January 2014 through July 2015). The allocated costs to the carve-out financial statements are included in administrative expenses as follow: (i) Payroll costs and others (2015—R$ 7,610; 2014—R$ 8,289); (ii) IT structure / software (2015—R$ 2,450; 2014—R$ 2,561); and (c) Rental costs (2015—R$ 1,972; 2014—R$ 2,857).

(c)	Sale of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro pursuant to contractual agreements.

(d)	Sales of services related to advertising services were allocated based on intercompany cost, a basis that management believes is reasonable (from January 2014 through July 2015).

(e)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro pursuant to contractual agreements. The main costs are related to IT structure / software.

(f)	Sale of services from the affiliated company UOL Diveo related to technical support in computing and hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

ii. Key management compensation

Key management personnel includes only short term benefits of PagSeguro Brazil executive officers. In 2016, the total compensation paid to the executive officers amounted to R$ 2,658, while the amounts of R$ 2,243 and R$ 1,008 were incurred in 2015 and 2014, respectively.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

10. Property and equipment

(a) Property and equipment is composed as follows:

	December 31, 2016
	Cost	Accumulated depreciation	Net
Data processing equipment	7,574	(3,692)	3,882
Facilities	52	(19)	33
Machinery and equipment	548	(140)	408
Furniture and fittings	190	(40)	150
Leasehold improvements	100	(15)	85

	8,464	(3,906)	4,558

	December 31, 2015
	Cost	Accumulated depreciation	Net
Data processing equipment	5,790	(2,475)	3,315
Facilities	51	(15)	36
Machinery and equipment	409	(103)	306
Furniture and fittings	151	(27)	124
Leasehold improvements	66	(9)	57

	6,467	(2,629)	3,838

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

	December 31, 2014
	Cost	Accumulated depreciation	Net
Data processing equipment	2,768	(1,213)	1,555
Facilities	29	(8)	21
Machinery and equipment	284	(70)	214
Furniture and fittings	112	(10)	102
Leasehold improvements	55	(4)	51

	3,248	(1,305)	1,943

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Total
Year ended December 31, 2014
Opening balance	1,113	15	95	20	2	1,245
Purchases	1,453	10	172	87	52	1,774
Depreciation	(1,011)	(4)	(53)	(5)	(3)	(1,076)

Net book value	1,555	21	214	102	51	1,943

Year ended December 31, 2015
Opening balance	1,555	21	214	102	51	1,943
Purchases	3,022	22	125	39	11	3,219
Depreciation	(1,262)	(7)	(33)	(17)	(5)	(1,324)

Net book value	3,315	36	306	124	57	3,838

Year ended December 31, 2016
Opening balance	3,315	36	306	124	57	3,838
Purchases	1,784	1	139	40	34	1,996
Depreciation	(1,217)	(4)	(37)	(14)	(6)	(1,277)

Net book value	3,882	33	408	150	85	4,558

At December 31, 2016
Cost	7,574	52	548	190	100	8,464
Accumulated depreciation	(3,692)	(19)	(140)	(40)	(15)	(3,906)

Net book value	3,882	33	408	150	85	4,558

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

11. Intangible assets

(a) Intangible assets are composed as follows:

	December 31, 2016
	Cost	Accumulated amortization	Net
Expenditures related to software and technology	143,989	(61,858)	82,131
Software licenses	5,393	(1,416)	3,977

	149,382	(63,274)	86,108

	December 31, 2015
	Cost	Accumulated amortization	Net
Expenditures related to software and technology	75,360	(29,549)	45,811
Software licenses	3,628	(820)	2,808

	78,988	(30,369)	48,619

	December 31, 2014
	Cost	Accumulated amortization	Net
Expenditures related to software and technology	38,372	(11,505)	26,867
Software licenses	1,736	(152)	1,584

	40,108	(11,657)	28,451

The PagSeguro Brazil Group capitalizes the expenses incurred with the development of platforms, which are amortized over the useful lives, within a range from three to five years.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Total
Year ended December 31, 2014
Opening balance	18,310	796	19,106
Additions	20,062	940	21,002
Amortization	(11,505)	(152)	(11,657)

Net book value	26,867	1,584	28,451

Year ended December 31, 2015
Opening balance	26,867	1,584	28,451
Additions	36,988	1,892	38,880
Amortization	(18,044)	(668)	(18,712)

Net book value	45,811	2,808	48,619

Year ended December 31, 2016
Opening balance	45,811	2,808	48,619
Additions	68,629	1,765	70,394
Amortization	(32,309)	(596)	(32,905)

Net book value	82,131	3,977	86,108

At December 31, 2016
Cost	143,989	5,393	149,382
Accumulated amortization	(61,858)	(1,416)	(63,274)

Net book value	82,131	3,977	86,108

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

12. Payables to third parties

	December 31,
	2016	2015	2014
Payables to third parties	1,304,031	683,092	369,921

	1,304,031	683,092	369,921

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13. Borrowings

	December 31,
Type	Interest rate	Average annual interest rate%	Maturity	2016
Borrowings in foreign currency
Bank Borrowings	Fixed interest rates	2.36365%	January 2017	133,874
Bank Borrowings	Fixed interest rates	2.86450%	March 2017	71,330

				205,204

In July 2016, PagSeguro Brazil obtained a borrowing denominated in foreign currency in the amount of US$ 40,000 thousand, equivalent to approximately R$ 129,390, maturing in January 2017. In addition, in September 2016, PagSeguro Brazil obtained another borrowing in foreign currency in the amount of US$ 21,766 thousand, equivalent to approximately R$ 70,000, maturing in March 2017. At the same time, PagSeguro Brazil contracted derivatives (Swaps) for both borrowings, for the specific purpose of protecting them against exchange rate fluctuations. The derivative rate corresponds to 110% of the average daily interest rate of the Interbank Deposits (DIs).

Interest on borrowings is paid on the maturities of the transactions, together with the total settlement of the financial instruments.

The borrowing agreements do not contain any collateral clauses or covenants to be complied with by PagSeguro Brazil.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

14. Salaries and social charges

	December 31,
	2016	2015	2014
Profit sharing	8,696	6,221	—
Salaries payable	1,682	105	58
Social charges	3,225	2,997	89
Provision for vacation	5,877	3,781	229
Other	789	547	—

	20,269	13,651	376

15. Taxes and contributions

	December 31,
	2016	2015	2014
Taxes
Services tax (i)	1,382	641	311
Value-added tax on sales and services (ii)	3,596	1,356	10
Social integration program (iii)	2,690	68	257
Social contribution on revenues (iii)	16,544	578	1,183
Other	690	355	1,088

	24,902	2,998	2,849

Judicial deposits
Social integration program (iii)	(2,516)	—	—
Social contribution on revenues (iii)	(15,475)	—	—

	(17,991)	—	—

	6,911	2,998	2,849

(i)	Refers to taxes on revenue of transactions activities.

(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on finance income. The PagSeguro Brazil Group obtained a court decision to deposit the amount related to the payments in escrow while the obligation of the payment is discussed in court.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

16. Provision for contingencies

The PagSeguro Brazil Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	December 31,
	2016	2015	2014
Current
Civil	555	22	1,593
Labor	125	26	—

	680	48	1,593

Non-current
Civil	—	24	336

	—	24	336

The PagSeguro Brazil Group is a party on civil lawsuits involving risks classified by management as possible losses, based on the evaluation of its legal advisors, for which no provision was recognized, totaling approximately R$ 816 (2015—R$ 175; 2014—nil). The PagSeguro Brazil Group is not a party to tax and labor lawsuits involving risks classified by management as possible losses.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

17. Income tax and social contribution

(a)	Deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences	Total
Deferred tax
At January 1, 2014	3,294	—	(2,332)	727	1,689
Included in the statement of income	(412)	—	(3,045)	4,477	1,020

At December 31, 2014	2,882	—	(5,377)	5,204	2,709
Included in the statement of income	481	—	(880)	(1,841)	(2,240)

At December 31, 2015	3,363	—	(6,257)	3,363	469
Included in the statement of income	(2,312)	—	(18,121)	284	(20,149)
Taken directly to equity	—	3,606	—	—	3,606

At December 31, 2016	1,051	3,606	(24,378)	3,647	(16,074)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	December 31,
	2016		2015		2014
	Asset	Liability	Asset	Liability	Asset	Liability
2015	—	—	—	—	1,617	(1,792)
2016	—	—	1,345	(2,086)	1,617	(1,792)
2017	940	(8,126)	1,345	(2,086)	1,617	(1,793)
2018	940	(8,126)	1,345	(2,085)	1,617	—
2019	940	(8,126)	1,345	—	1,618	—
2020	940	—	1,346	—	—	—
2021	4,545	—	—	—	—	—

	8,305	(24,378)	6,726	(6,257)	8,086	(5,377)

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

(a)	Reconciliation of the income tax and social contribution expense

At December 31, 2016, 2015 and 2014, the PagSeguro Brazil Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the federal statutory rate for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
Profit for the year before taxes	155,361	40,313	36,151
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(52,823)	(13,706)	(12,291)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Participation in the results of partners and managers	—	(234)	—
Gifts and other non-deductible expenses	—	(149)	(257)
R&D and technological innovation benefit—Law 11196/05 (i)	15,898	11,596	3,434
Interest on own capital	8,860	—	—
Other additions (exclusions)	485	(2,333)	213

Income tax and social contribution expense	(27,580)	(4,826)	(8,901)

Income tax and social contribution—current	(7,431)	(2,587)	(9,920)
Income tax and social contribution—deferred	(20,149)	(2,239)	1,019

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Brazil Group on some specific property and equipment.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

18. Equity

a)	Share capital

At December 31, 2016, all issued shares were fully paid. At December 31, 2016, the share capital, after retroactively reflecting the reverse share split described in Note 1, is represented by 262,288,607 common shares, with a par value of R$ 2.00 per share. Share capital is composed of the following shares:

December 31, 2014 and 2013 shares outstanding	21,283,999
Issuance of shares to UOL for net assets for payment operations (1)	199,524,045
December 31, 2015 shares outstanding	220,808,044

Capitalization of control party related party payable (2)	13,305,204
Issuance of shares to UOL for transfer of Net+Phone and Boa Compra (3)	28,175,359
December 31, 2016 shares outstanding	262,288,607

The PagSeguro Brazil has reflected in its statement of changes in shareholders’ equity the issuance of shares during the periods that such shares were issued. For earnings per share purposes, the PagSeguro Brazil has considered 262,288,607 as outstanding during each of the years ended December 31, 2016, 2015, and 2014, as shares in (1), (2) and (3) above were issued to UOL, the control party, as part of the recapitalization.

(1)	The shareholder UOL increased the PagSeguro Brazil share capital on August 1, 2015 by the amount of R$ 329,961 (164,980,523 shares) and on December 30, 2015, by the amount of R$ 69,087 (34,543,522 shares), in the total amount of R$ 399,048, through the transfer of assets and liabilities related to payment operations which had been previously recorded in UOL, thus centralizing these activities in the PagSeguro Brazil from thereon.

(2)	On May 31, 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 26,610 (13,305,204 shares).

(3)	On May 31, 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 36,654 (18,327,103 shares) in Net+Phone. After that, as described in Note 2, in July 2016, UOL transferred its investment in Boa Compra and Net+Phone to PagSeguro Brazil, as a capital contribution in the amount of R$ 56,351 (28,175,359 shares).

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

b)	Legal reserve

The legal reserve is established pursuant to the bylaws, at 5% of annual profit, up to the limit of 20% of paid-up share capital. The legal reserve will be used only for capital increases or absorption of losses.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

c)	Profit retention reserve

The PagSeguro Brazil management is proposing the establishment of a profit retention reserve totaling R$ 96,008, relating to the profit for the year ended December 31, 2016, plus profits accumulated in prior years, to cover the PagSeguro Brazil capital budget, to be approved by the shareholders following the issuance of the financial statements.

d)	Dividends

Pursuant to the bylaws, 1% of the profit will be distributed as dividends to the shareholders.

The PagSeguro Brazil bylaws establish that profit for the year and interest on own capital should be allocated, in full or in part, to the constitution of reserves. Presented below are the dividends distributed by each entity consolidated in these financial statements other than Net+Phone which recorded accumulated losses in all periods presented:

	December 31,
Pagseguro	2016	2015	2014
Net income for the year	115,727	37,010	19,019
Net investment	—	(27,209)	(19,019)

Net income	115,727	9,801	—
Transfer to legal reserve (5%)	(5,786)	(490)	—

Adjusted income for the year	109,941	9,311	—
Mandatory minimum dividends (1%)	—	93	—
Additional dividends proposed	—	—	—

Total dividends distributed	—	93	—

Interest on own capital (i)	26,059	—	—

Number of common shares (in thousands)	262,289	220,808	21,284
Dividends per share (in reais)	0.0000	0.0004	0.0000

Interest on own capital per share (in reais)	0.0994	0.0000	0.0000

(i)	The distribution of interest on own capital was approved in the shareholders’ meeting held in December 2016.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

	December 31,
Boa Compra	2016	2015	2014
Net income for the year	4,858	1,625	5,113
Transfer to legal reserve (*)	—	—	(89)

Adjusted income for the year	4,858	1,625	5,024
Mandatory minimum dividends (1%)	—	16	49
Additional dividends proposed	—	65	201

Total dividends distributed	—	81	250

Number of common shares (in thousands)	5,381	199	199
Dividends per share (in reais)	0.0000	0.4079	1.2591

(*)	Legal reserve was not constituted because reached the limit of 20% of share capital.

19. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Brazil Group by the weighted average number of common shares issued and outstanding during the year:

	December 31,
	2016	2015	2014
Profit attributable to owners of the Company	127,188	35,082	25,973
Weighted average number of common shares	262,288,607	262,288,607	262,288,607
Basic and diluted earnings per share—in reais	0.4849	0.1338	0.0990

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

The denominator was retrospectively adjusted for the issuance of new shares as a result of the reorganization of companies under common control, as further described in Note 1, as well as to the share split approved and executed on August 01, 2017 (See note 18).

The PagSeguro Brazil Group’s basic earnings per share equal its diluted earnings per share, since the PagSeguro Brazil Group does not have any dilutive instruments.

20. Net revenue from sales and services

	December 31,
	2016	2015	2014
Gross revenue from transaction activites and other services	543,818	305,298	184,816
Gross revenue from sales	371,517	238,947	55,874

Total gross revenue	915,335	544,245	240,690

Deductions from gross revenue from transactions activites and other services (*)	(63,793)	(37,101)	(24,735)
Deductions from revenue from sales (**)	(110,923)	(62,430)	(7,667)

Total deductions	(174,716)	(99,531)	(32,402)

Net revenue	740,619	444,714	208,288

(*)	Deductions consist of sales taxes.
(**)	The deductions are composed by sales taxes and returns.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

21. Expenses by nature

	December 31,
	2016	2015	2014
Transactions costs	(523,375)	(328,380)	(114,221)
Marketing and advertising	(206,396)	(150,048)	(83,959)
Personnel expenses	(63,280)	(48,203)	(32,112)
Chargebacks (i)	(31,557)	(27,490)	(14,833)
Depreciation and amortization (ii)	(31,246)	(18,933)	(11,637)
Other	(58,869)	(31,856)	(21,839)

	(914,723)	(604,910)	(278,600)

Classified as:
Cost of sales and services	(629,807)	(381,560)	(142,483)
Selling expenses	(199,937)	(162,642)	(81,428)
Administrative expenses	(86,383)	(62,408)	(51,348)
Other operating income (expenses), net	1,404	1,700	(3,341)

	(914,723)	(604,910)	(278,600)

(i)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 24 (iii).
(ii)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

	December 31,
	2016	2015	2014
Depreciation
Cost of sales and services	(895)	(904)	(710)
Selling expenses	(11)	(27)	—
Administrative expenses	(371)	(393)	(366)

	(1,277)	(1,324)	(1,076)

Amortization
Cost of sales and services	(32,846)	(18,377)	(11,604)
Selling expenses	—	—	—
Administrative expenses	(59)	(333)	(53)

	(32,905)	(18,710)	(11,657)

PIS and COFINS credits (*)	2,936	1,101	1,096

Depreciation and amortization expense, net	(31,246)	(18,933)	(11,637)

(*)	The PagSeguro Brazil has a tax benefit on PIS and COFINS that allows to reduce the depreciation and amortization expenses, when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

22. Financial result

	December 31,
	2016	2015	2014
Financial income (i)	392,429	219,462	115,792

Financial expenses (iii)	(68,301)	(29,696)	(11,085)

Other financial income	3,022	9,956	1,789

Foreign exchange variation, net	2,315	788	(32)

Financial result	329,465	200,509	106,464

(i)	Includes (a) interest from early payment related to the discount of notes payable to third parties paid in advance and (b) interest on note receivables due in installments.
(ii)	Our financial expenses include (a) the charges we incur to obtain early payment of receivables owed to us by card issuers and acquirers in order to finance our early payment of receivables services for merchants, (b) interest expense on our other borrowings and (c) the cost of swaps relating to our foreign currency borrowings.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

23. Financial instruments by category

The PagSeguro Brazil Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

The PagSeguro Brazil Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event the PagSeguro Brazil Group were to decide to settle or realize them in advance.

The PagSeguro Brazil Group classifies its financial instruments into the following categories:

	December 31,
	2016	2015	2014
Financial assets
Measured at fair value through profit or loss:
Financial investments	131,239	—	33
Loans and receivables:
Cash and cash equivalents	79,969	6,888	1,199
Note receivables	1,715,514	1,110,020	665,872
Receivables from related parties	300,809	55,856	84,302
Other receivables	4,495	21,032	4,320

	2,232,026	1,193,796	755,726

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

	December 31,
	2016	2015	2014
Financial liabilities
Measured at fair value through profit or loss:
Derivative financial instruments	6,613	—	—

	6,613	—	—

Amortized cost:
Payables to third parties	1,304,031	683,092	369,921
Trade payables	61,719	35,344	3,537
Trade payables to related parties	76,249	92,402	—
Borrowings	205,204	—	—
Dividends payable and interest on own capital	22,243	3,246	3,072
Other payables	15,243	1,754	3,974

	1,684,689	815,838	380,504

24. Financial risk management

The PagSeguro Brazil Group activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Brazil Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Brazil Group’s financial performance. The PagSeguro Brazil Group uses derivative financial instruments to hedge certain risk exposures.

Among the main market risk factors that may affect the PagSeguro Brazil Group’s business are the following ones:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Currently, the PagSeguro Brazil Group has borrowings denominated in foreign currency which are linked to derivatives (swaps).

In accordance with Management policies, derivative transactions are allowed, as long as they are hedged by a swap entered into with prime financial institutions, for the sole purpose of hedging against risks of fluctuation in exchange or interest rates.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

The amounts of derivative financial instruments are summarized as follows:

	December 31, 2016
	Maturity	Notional value	Fair value
Foreign exchange and interest	January 2017	129,480	132,761
Interbank Deposit Certificate (CDI)	January 2017	(129,480)	(138,036)

		—	(5,275)

Foreign exchange and interest	March 2017	70,000	71,537
Interbank Deposit Certificate (CDI)	March 2017	(70,000)	(72,875)

		—	(1,338)

Total fair value		—	(6,613)

(ii)	Cash flow and fair value interest rate risk

This risk arises from the derivative financial instruments (swap) that replaces the risk of the exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing PagSeguro Brazil Group to the variation of this interest rate. For better risk management, PagSeguro Brazil Group chooses to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates.

At December 31, 2016, if CDI interest rates had been 0.25% higher/lower with all other variables held constant, profit for the year would have been R$ 530 (2015—R$ 0 and 2014—R$ 0) lower/higher, as a result of higher/lower interest expenses linked to the swap’s liability leg.

(iii)	Fraud Risk (chargeback)

The PagSeguro Brazil Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses two processes to control the fraud risk as such:

The first one consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Brazil Group’s ability to avoid new frauds.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

(iv)	Credit risk

Credit risk is managed on a group basis and are limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Brazil Group to approve transactions with the issuers.

In order to mitigate this risk, the PagSeguro Brazil Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Brazil Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the Committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already derecognized as chargebacks, presented as fraud risk.

(v)	Liquidity risk

The PagSeguro Brazil Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Brazil Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure the PagSeguro Brazil Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Brazil Group invests cash surplus in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2016, the PagSeguro Brazil Group held cash and cash equivalents of R$ 79,969 (R$ 6,888 at December 31, 2015 and R$ 1,199 at December 31, 2014).

The table below shows the PagSeguro Brazil Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days

At December 31, 2016
Payables to third parties	1,228,922	60,396	10,152	4,561
Trade payables	54,125	4,827	63	2,704
Trade payables to related parties				76,249
Borrowings		208,374
Dividends payable and interest on own capital				22,243
Other payables				15,244
At December 31, 2015
Payables to third parties	678,751	3,259	543	539
Trade payables	21,748	4,871	3,389	5,336
Trade payables to related parties				92,402
Dividends payable and interest on own capital				3,246
Other payables				1,754
At December 31, 2014
Payables to third parties	369,921
Trade payables	2,401	263	153	720
Trade payables—related parties				—
Dividends payable and interest on own capital				3,072
Other payables				3,974

25. Capital management

The PagSeguro Brazil Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

During 2016, the PagSeguro Brazil Group’s strategy was to maintain a gearing ratio of up to 20%. The gearing ratio at December 31, 2016 was as follows:

December 31, 2016
Borrowings	205,204
(-) Cash and cash equivalents	(79,969)

Net debt	125,235

Total equity	626,862
Total capital	752,097

Gearing ratio	16.65%

The PagSeguro Brazil Group had no borrowings in the years ended December 31, 2015 and 2014.

26. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

◾	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

◾	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

◾	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

At December 31, 2016, the PagSeguro Brazil Group had financial investments whose fair value adjustments is classified as Level 1 and derivative liabilities whose fair value measurement is classified as Level 2. The PagSeguro Brazil Group did not have any assets measured at fair value in 2016, 2015 and 2014.

There were no transfers between Levels 1, 2 and 3 during the year.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PagSeguro Internet S.A.

Notes to the consolidated financial

statements at December 31, 2016

(All amounts in thousands of reais unless otherwise stated)

27. Other disclosures on cash flows

Non-cash investing and financing activities

	2016	2015	2014
Transfer of assets and liabilities	56,351	399,048	—
Capitalization of related party transactions	26,610	—	—

The issuance of shares described in Note 18 refers to non-cash consideration.

28. Subsequent events

Share Split

As described in Note 1, at the Extraordinary General Shareholders Meeting held on August 1, 2017, PagSeguro Brazil´s shareholders approved and executed a 2:1 (two for one) reverse share split for all outstanding shares. As a result of the reverse share split, PagSeguro Brazil´s historical financial statements have been revised to reflect the number of shares and per share data as if the reverse share split had been in effect for all periods presented.

BCPS and R2TECH acquisitions

On January 1, 2017, PagSeguro Brazil acquired 99.95% of the share capital and obtained control of BCPS Online Services LDA. whose main activity is to enable clients of the PagSeguro Brazil Group to operate cross-border transactions where the merchant and the consumers are located in different countries of Latin America, Spain, Portugal and Turkey. The amount paid for the acquisition was R$406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting of R$75 at the acquisition date are substantially similar to their book value.

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained control of R2TECH Informática SA. whose main activity is within the information technology industry, focusing on the processing of back-office solutions, including sales reconciliation, gateway solutions and services, and the capture of credit cards with administrators and acquirers. The purchase consideration was R$9,200, of which R$2,940 was settled in cash on the acquisition date and R$460 was deposited into an escrow account for future price adjustments; R$2,300 is due on December 31, 2017 and the remaining amount of R$3,500 is due on December 31, 2018.

* * *

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Class A Common Shares

PAGSEGURO DIGITAL LTD.

PROSPECTUS

Goldman Sachs & Co. LLC	Morgan Stanley

                    , 2017

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

None.

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby also undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4.	For the purposes of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, Brazil, on this                     th day of                     , 2017.

PagSeguro Digital Ltd.

By:
Name:	Luis Frias
Title:	Principal Executive Officer

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                     their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities of Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Luis Frias	Principal Executive Officer and Director

Eduardo Alcaro	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

Executive Officer and Director
Ricardo Dutra da Silva

Director
Maria Judith de Brito

Authorized U.S. Representative on behalf of Cogency Global Inc.

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
5.1*	Opinion of Conyers Dill & Pearman, Cayman Islands legal counsel to the Registrant
10.1*†

English translation of the Agreement for the Supply of Equipment – PIN pad Terminals, dated as of June 26, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., and Net+Phone Telecomunicações Ltda., including 1st Addendum to the Agreement for the Supply of Equipment, dated as of October 21, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., and Net+Phone Telecomunicações Ltda.; 2nd Addendum to the Agreement for the Supply of Equipment, dated as of July 3, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 3rd Addendum to the Agreement for the Supply of Equipment, dated as of October 8, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; Statement of Liability for the Application Signer’s Use on PAX Terminals, dated as of March 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda. and Net+Phone Telecomunicações Ltda.; 4th Addendum to the Agreement for the Supply of Equipment, dated as of May 20, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 5th Addendum to the Agreement for the Supply of Equipment, dated as of December 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 6th Addendum to the Agreement for the Supply of Equipment, dated as of February 6, 2017, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.

10.2*†

English translation of the Colocation Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Colocation Center – OPT-17/21630, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Glete Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Tamboré Colocation Center – OPT-17-17/21632, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Tamboré Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.

EX-1

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

10.3*†

English translation of the Hosting Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Hosting/APM – OPT-17/21629, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Hosting – Tamboré DTC & Licensing Service and Dynatrace Support – RUXIT, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – DDos Protection – OPT-17/21631, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – DDoS Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – WAF – Web Application Firewall – OPT-17/21635, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – WAF – Web Application Firewall, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Brand Protection – OPT-17/21636, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Brand Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – BPAG & NOTANET – OPT-17/21638, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Payment Means Management Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.

10.4*†

English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Allocation of Resources – OPT-17/21087, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Allocation of Resources, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.

10.5*†

English translation of the Telecommunications Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – TELECOM Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Lan-to-Lan between Data Centers – Lan-to-Lan, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.

10.6*†

License Agreement, dated as of June 18, 2015, between MasterCard International Incorporated and Pagseguro Internet Ltda., including the Acceptance Letter, dated as of June 18, 2015, from MasterCard International Incorporated to Pagseguro Internet Ltda.; the Summary of Licenses Granted, dated as of June 18, 2015; and Supplement to MasterCard License Agreement, effective as of March 11, 2015, between MasterCard International Incorporated and Pagseguro S.A.

10.7*†

English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Managed Services – OPT-17/21628, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – IT Asset Management and Monitoring, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.

10.8*	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and Pagseguro Internet Ltda.
10.9*

Contract for the Assignment of Advertising Space for Commercial Insertion, dated as of August 1, 2015, by and between Universo Online S.A. and Pagseguro Internet Ltda., including Amendment No. 1 to the Contract for the Assignment of Advertising Space for Commercial Insertion, dated as of January 1, 2017 and UOL – Price Table – August 2016.

EX-2

Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

10.10*	English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers Auditores Independentes
23.2*	Consent of Conyers Dill & Pearman, Cayman Islands legal counsel to the Registrant (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to the Registration Statement)
99.1	Consent of Datafolha

(*)	To be filed by amendment.
(†)	Portions of this exhibit will be omitted pursuant to the Registrant’s request for confidential treatment.

EX-3